Exhibit 99.1

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, JULY 30, 2020

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Obsidian Energy Ltd. (“Obsidian Energy”) will be held at the corporate head office of Obsidian Energy, located at 200 – 207 9th Avenue SW Calgary, Alberta on Thursday, July 30, 2020, at 9:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive the consolidated financial statements of Obsidian Energy for the year-ended December 31, 2019 and the auditors’ report thereon;

2.	to appoint the auditors of Obsidian Energy for the ensuing year;

3.	to elect directors of Obsidian Energy for the ensuing year;

4.

to hold a non-binding advisory vote on Obsidian Energy’s approach to executive compensation as more particularly described in the accompanying management information circular and proxy statement of Obsidian Energy dated June 15, 2020 (the “Information Circular”);

5.	to approve amendments to Obsidian Energy’s Stock Option Plan, as more particularly described in the Information Circular;

6.	to approve all unallocated options issuable pursuant to Obsidian Energy’s Stock Option Plan, as amended and restated, as more particularly described in the Information Circular;

7.	to approve amendments to Obsidian Energy’s Restricted and Performance Share Unit Plan, as more particularly described in the Information Circular;

8.

to approve all unallocated share unit awards issuable pursuant to Obsidian Energy’s Restricted and Performance Share Unit Plan, as amended and restated, as more particularly described in the Information Circular; and

9.	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting is June 15, 2020. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote on any matter at the Meeting.

A registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by Obsidian Energy’s registrar and transfer agent, AST Trust Company (Canada) at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.astvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada and the United States) or 1-416-368-2502 (from any other country) or by email at proxyvote@astfinancial.com, in each case by not later than 9:00 a.m. (Mountain Daylight Time) on July 28, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. Registered Shareholders may also use a telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing an alternative proxyholder by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion and authority under the accompanying form of proxy to consider amendments or variations of the matters of business identified in this Notice of Annual and Special Meeting, as well as any other matters properly brought before the Meeting, or any adjournment or postponement thereof. Shareholders are encouraged to review the Information Circular carefully before submitting the form of proxy.

Non-registered or beneficial Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Meeting on their behalf. See “Voting Information” in the accompanying Information Circular.

The Company intends to hold its Meeting in person. However, in view of the current and rapidly evolving COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html). The Company encourages Shareholders not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. Access to the Meeting will, subject to Company’s by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information. If you are planning to attend the Meeting, please check the website one week prior to the meeting date. As always, the Company encourages Shareholders to vote their shares prior to the Meeting.

Any questions regarding voting your Shares should be directed to our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor_relations@obsidianenergy.com

Dated at the City of Calgary, in the Province of Alberta, this 15th day of June, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF OBSIDIAN ENERGY LTD.

(signed) “Stephen Loukas”
Stephen Loukas
Interim President and Chief Executive Officer
Obsidian Energy Ltd.

TABLE OF CONTENTS

VOTING INFORMATION	1

MATTERS TO BE ACTED UPON AT THE MEETING	7

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES	20

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES	20

STANDING COMMITTEE COMPOSITIONS	25

DIRECTOR INDEPENDENCE	25

DIRECTOR ATTENDANCE RECORD	26

BOARD AND COMMITTEE MEETINGS	26

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS	27

DIRECTORS’ TERM AND RETIREMENT POLICY	27

REMUNERATION OF DIRECTORS	27

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM	27

DEFERRED SHARE UNIT PLAN	29

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS	31

DIRECTOR REMUNERATION DATA	32

OTHER BOARD INFORMATION	35

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT	35

DIRECTOR ORIENTATION AND EDUCATION	36

BOARD MEMBERSHIP IN 2019	37

OTHER DISCLOSURES FOR DIRECTOR NOMINEES	37

COMPENSATION DISCUSSION & ANALYSIS	38

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE	38

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS	38

APPROACH TO EXECUTIVE COMPENSATION	39

EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING	41

EXECUTIVE COMPENSATION DECISIONS FOR 2019	42

EXECUTIVE COMPENSATION REVIEW PROCESS	50

MANAGING COMPENSATION RISK	53

EXECUTIVE COMPENSATION DATA	56

PERFORMANCE GRAPH	60

SUMMARIES OF EQUITY COMPENSATION PLANS	61

EMPLOYEE RETIREMENT/SAVINGS PLAN	61

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN	62

DATA REGARDING OUTSTANDING SHARE UNIT AWARDS	65

OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

STOCK OPTION PLAN	65

DATA REGARDING OUTSTANDING OPTIONS	71

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS	71

NEO AGREEMENTS	71

TERMINATION BENEFITS FOR STEPHEN LOUKAS	76

TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS	77

CONTINUOUS SHAREHOLDER ENGAGEMENT	78

MISCELLANEOUS MATTERS	78

APPENDIX A:	FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

APPENDIX B:	MANDATE OF THE BOARD OF DIRECTORS

APPENDIX C:	GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

APPENDIX D:	MARKED COPY OF THE STOCK OPTION PLAN, AS AMENDED AND RESTATED

APPENDIX E:	MARKED COPY OF THE RESTRICTED AND PERFORMANCE SHARE UNIT PLAN, AS AMENDED AND RESTATED

OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED JUNE 15, 2020

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

OBSIDIAN ENERGY LTD.

TO BE HELD ON THURSDAY, JULY 30, 2020

VOTING INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Obsidian Energy Ltd. for use at the Annual and Special Meeting of the holders of the common shares of Obsidian Energy to be held on Thursday, July 30, 2020, at 9:00 a.m. (Mountain Daylight Time) at the corporate head office of Obsidian Energy located at Suite 200, 207 9th Avenue SW, Calgary, Alberta and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual and Special Meeting enclosed herewith. Defined terms used in this Information Circular that are not otherwise defined herein have the meanings ascribed thereto in Appendix C – Glossary of Frequently Used Defined Terms, Non-GAAP Measures Advisory, Oil and Gas Information Advisory and Forward-Looking Statement Advisory. Unless otherwise indicated, all information provided in this Information Circular is given as at June 15, 2020.

The solicitation of proxies will be made primarily by mail. In addition to the solicitation of proxies by mail, directors and officers and certain employees of Obsidian Energy may solicit proxies personally by telephone or other telecommunication, but will not receive additional compensation for doing so.

Accompanying this Information Circular is an Instrument of Proxy for use by registered Shareholders. Instruments of Proxy must be received by AST Trust Company (Canada) at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.astvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) or by email at proxyvote@astfinancial.com, by not later than 9:00 a.m. (Mountain Daylight Time) on July 28, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. See “Voting Options – Voting by Registered Shareholders” below.

The Record Date for the Meeting is the close of business on June 15, 2020. Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting

1	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

prepared as at the Record Date even if the Shareholder has since that time disposed of his or her Shares, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns those Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

An instrument appointing a proxy (including the accompanying Instrument of Proxy) shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed Instrument of Proxy are directors and/or officers of Obsidian Energy. Each registered Shareholder has the right to appoint a proxyholder other than the persons designated in the enclosed Instrument of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Obsidian Energy as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Obsidian Energy. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Obsidian Energy does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy or Voting Instruction Form supplied to a Beneficial Shareholder by its broker is substantially similar to the Instrument of Proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers and other intermediaries now delegate responsibility for obtaining voting

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instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy provided to registered Shareholders. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares held by Beneficial Shareholders and to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting. The Voting Instruction Form must be returned as directed therein well in advance of the Meeting in order to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote Shares you hold as a Beneficial Shareholder, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the Voting Instruction Form provided to you and return the document to Broadridge or your broker or other intermediary in accordance with the instructions therein well in advance of the Meeting.

The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders – such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder’s intermediary. Obsidian Energy will pay for the costs of an intermediary to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting Beneficial Shareholders.

The Company intends to hold its Meeting in person. However, in view of the current and rapidly evolving COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html). The Company encourages Shareholders not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. Access to the Meeting will, subject to Company’s by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information. If you are planning to attend the Meeting, please check the website one week prior to the meeting date. As always, the Company encourages Shareholder to vote their shares prior to the Meeting.

Revocability of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the

3	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of AST Trust Company (Canada) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Shares represented by Instruments of Proxy shall be voted for or against (or withheld from voting), as applicable, in accordance with the instructions of the Shareholder on any matter to be acted upon at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted for or against (or withheld from voting), as applicable, on any matter in accordance with the specification so made.

In the absence of such specification, the Shares represented by an Instrument of Proxy will be voted in favour of the matters to be acted upon at the Meeting. The persons named in the Instrument of Proxy furnished by Obsidian Energy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As of the date of this Information Circular, management of Obsidian Energy knows of no such amendment, variation or other matter to be acted on at the Meeting.

Voting Options

Voting by Registered Shareholders

You are a registered Shareholder if your Shares are held in your name or if you have a certificate for Shares bearing your name. As a registered Shareholder you can vote in the following ways:

In Person

Attend the Meeting and register with the transfer agent AST Trust Company (Canada) upon your arrival. Do not fill out and return your Instrument of Proxy if you intend to vote in person at the Meeting.

Mail

Enter voting instructions, sign the Instrument of Proxy and send your completed proxy to:

AST Trust Company (Canada)

Proxy Department,

P.O. Box 721, Agincourt,

Ontario M1S 0A1

For your Shares to be voted at the Meeting, your signed Instrument of Proxy must be received by not later than 9:00 a.m. (Mountain Daylight Time) on July 28, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned

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or postponed Meeting (the “Proxy Deadline”).

Telephone

Call toll-free 1-888-489-5760 (English Only) and follow the instructions provided. You will need your 13-digit control number appearing on your Instrument of Proxy to vote. If you vote by telephone, your vote must be received by not later than the Proxy Deadline.

Shareholders cannot use the telephone voting service if they wish to designate a person other than the management designees appearing on the Instrument of Proxy to attend and vote on their behalf at the Meeting.

Internet

Go to www.astvotemyproxy.com. Enter your 13-digit control number located on the Instrument of Proxy and follow the instructions on the website to vote your Shares. If you vote by internet, your vote must be received by not later than the Proxy Deadline.

The website may be used to appoint a proxyholder other than the management designees appearing on the Instrument of Proxy to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note that if a Shareholder appoints an alternative proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the Proxy Deadline. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered revoked, provided that the last proxy is submitted by the deadline noted above.

E-mail

Scan both sides of your completed, signed Instrument of Proxy. Attach the scanned document to an e-mail and send your e-mail to proxyvote@astfinancial.com so that it is received not later than the Proxy Deadline.

Fax

1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) – Fax both pages of your completed, signed Instrument of Proxy to one of the numbers provided so that it is received not later than the Proxy Deadline.

Questions	Call our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor_relations@obsidianenergy.com

Voting for Non-Registered or Beneficial Shareholders

If a Shareholder’s Shares are not registered in such Shareholder’s name, such Shares will be held in the name of a “nominee”, usually a bank, trust company, broker, securities dealer or other financial institution and, as such, that nominee will be the legal entity entitled to vote those Shares and must seek the Beneficial Shareholder’s instructions as to how to vote the Beneficial Shareholder’s Shares. See “Notice to Beneficial Shareholders” above and the accompanying Voting Instruction Form for instructions on how to vote your Shares.

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If you have any questions or require more information with respect to voting your Shares at the Meeting, please contact our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor_relations@obsidianenergy.com

Notice-and-Access

Obsidian Energy has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

Obsidian Energy has also elected to use procedures known as “stratification” in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer uses the Notice-and-Access Provisions to provide a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with the notice (the “Notice-and-Access Notification”) provided to shareholders under the Notice-and-Access Provisions. In relation to the Meeting, in addition to a Notice- and-Access Notification and request for voting instructions, Beneficial Shareholders who have previously requested to receive them will receive a paper copy of this Information Circular.

Beneficial Shareholders who have not already received but wish to receive a paper copy of this Information Circular should contact AST Trust Company (Canada) at the toll-free number 1-888-433-6443 or 1-416-882-3801 outside Canada and the U.S., by email at fulfillment@astfinancial.com, or online at www.meetingdocuments.com/ASTca/obe or through Obsidian Energy’s profile on SEDAR at any time up to one year after the date of the Meeting or any adjournment or postponement thereof. In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials prior to providing their voting instructions in respect of their Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 3:30 p.m. (Mountain Daylight Time) on July 16, 2020. A Beneficial Shareholder may also call Obsidian Energy at 1-888-770-2633 (toll free) to obtain additional information about the Notice-and-Access Provisions.

Voting Shares and Principal Holders thereof

Obsidian Energy is authorized to issue an unlimited number of Shares and up to 90,000,000 preferred shares. As at June 15, 2020, 73,022,321 Shares and no preferred shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share held.

If two or more persons hold Shares jointly, one of those Shareholders present at the Meeting may in the absence of the others vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them.

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To the knowledge of the directors and executive officers of Obsidian Energy, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10 percent or more of the voting rights attached to the issued and outstanding Shares.

Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the beginning of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting, other than the advisory vote on Obsidian Energy’s approach to executive compensation, which shall not be binding on Obsidian Energy.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Obsidian Energy for the year-ended December 31, 2019, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials, in addition to this Information Circular, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Obsidian Energy’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com

Appointment of Auditor

The Board recommends that Ernst & Young LLP (“E&Y”) be appointed auditor of Obsidian Energy for the ensuing year at a remuneration to be approved by the Board. E&Y has been the auditor of Obsidian Energy since May 13, 2015.

Shareholders will consider an ordinary resolution to appoint the firm of E&Y to serve as auditors of Obsidian Energy until the next annual meeting of the Shareholders. The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote IN FAVOUR of this ordinary resolution at the Meeting.

Election of Directors of Obsidian Energy

The articles of Obsidian Energy provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently eight (8) directors and the Board of Directors has fixed the number of directors to be elected at the Meeting for the ensuing year at eight (8) directors. All of the

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current directors have been elected for a term that ends at the close of the Meeting. Management does not contemplate that any of the director nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed Instrument of Proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the close of the next annual general meeting or until his or her successor is elected or appointed, unless his or her office is vacated earlier.

Management’s eight (8) nominees for election as directors of Obsidian Energy by Shareholders are as follows:

John Brydson	Maureen Cormier Jackson
Raymond D. Crossley	Edward H. Kernaghan
Michael J. Faust	Stephen E. Loukas
William A. Friley	Gordon Ritchie

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR each of the aforementioned nominees for election as a director of Obsidian Energy at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of each such nominee as a director of Obsidian Energy at the Meeting.

Information in respect of the nominees for election as directors of Obsidian Energy is set forth below under “Information Concerning the Board and Director Nominees - Biographical and Other Information for Director Nominees”.

Individual Director Nomination and Majority Voting Policy

Obsidian Energy has a director nomination and majority voting policy providing for individual director nomination and majority voting. Such policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.

In the event that any nominee for director receives a greater number of votes “withheld” than votes “for” his or her election as a director, then immediately following the meeting of Shareholders at which such votes were cast, such director shall submit his or her resignation to the Human Resources, Governance & Compensation Committee, to be effective on Board acceptance.

2.

In the event a resignation is submitted in accordance with section 1 above, the Human Resources, Governance & Compensation Committee shall consider whether or not it is appropriate to recommend to the Board that such resignation be accepted, having regard to all factors considered relevant in the discretion of the Human Resources, Governance & Compensation Committee, including but not limited to the performance review feedback received from members of the Board pursuant to Obsidian Energy’s annual Board performance review process. The Board shall accept the resignation absent exceptional circumstances. A director who tenders a resignation pursuant to the policy will not participate in any meeting of the Human Resources, Governance & Compensation Committee or the Board at which the resignation is considered.

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3.

Within 90 days of the Shareholders’ meeting at which the votes were cast, a news release will be issued by Obsidian Energy announcing whether or not the director in question will continue to serve on the Board, a copy of which will be provided to the Toronto Stock Exchange. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

In accordance with this policy, the Instruments of Proxy and Voting Instruction Forms for this Meeting provide for voting for individual directors as opposed to voting for a slate of directors.

Advance Notice By-Law

The Board has adopted an advance notice by-law (“By-law No. 2”), which was approved by Shareholders at the Corporation’s 2013 Annual General Meeting. By-law No. 2 sets forth procedures that must be followed by any Shareholder who intends to nominate any person for election as a director of the Corporation, other than pursuant to a proposal made in accordance with the ABCA, or a requisition of a shareholder meeting made pursuant to the ABCA. By-law No. 2 stipulates a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out the information that Shareholders must provide regarding each director nominee and the nominating Shareholder in order for the requirements of By-law No. 2 to be met. These requirements are intended to provide all Shareholders, including those voting by proxy, with the opportunity to evaluate the nominees and vote in an informed and timely manner regarding said nominees. By-law No. 2 also ensures orderly and efficient shareholder meetings by providing a structured and transparent framework for nominating directors. No person nominated by a Shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of By-law No. 2. A copy of By-law No. 2 is available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Non-Binding Advisory Vote on Approach to Executive Compensation

As part of Obsidian Energy’s ongoing commitment to robust governance practices, Shareholders are being provided an opportunity to participate in a non-binding ‘say on pay’ shareholder advisory vote with respect to Obsidian Energy’s approach to executive compensation as disclosed in this Information Circular, particularly under the heading “Compensation Discussion & Analysis.”

This non-binding advisory vote on executive compensation will provide Shareholders with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular of Obsidian Energy Ltd. (the “Corporation”) dated June 15, 2020 and delivered in connection with the 2020 Annual and Special Meeting of Shareholders of the Corporation.”

As this is an advisory vote that is not required to be submitted to a vote of Shareholders under applicable securities and corporate laws, and therefore the results will not be binding upon the Board of Directors. However, the Board will consider the outcome of the vote in reviewing the Corporation’s approach to executive compensation in the future.

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The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this non-binding advisory resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR this non-binding advisory resolution at the Meeting.

Approval of Amendments to Stock Option Plan and Unallocated Options

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass resolutions in the forms set out below approving:

•

certain amendments to the Company’s Stock Option Plan, including (i) an amendment to increase the maximum number of Shares issuable on exercise of outstanding Options to 9.0% of the aggregate number of outstanding Shares, (ii) an amendment to increase the number of Shares (A) issuable to Insiders of the Company, at any time, and (B) issued to Insiders of the Company, within any one year period, under all Security Based Compensation Arrangements, to 10% of the outstanding Shares; and (iii) amendments to permit the limited participation of Non-Management Directors in the Stock Option Plan (referred to below as the Option Plan Amendment Resolution); and

•	all unallocated Options issuable pursuant to the Stock Option Plan, as amended (referred to below as the Unallocated Option Resolution).

The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for key personnel. The attraction and retention of qualified personnel is one of the key risks in the oil and gas industry in Canada and to Obsidian Energy’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Obsidian Energy’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders.

Although the Company suspended the grant of Options in 2017, after conducting a thorough review of the Company’s compensation programs and practices, which included the receipt of advice and information from Mercer (Canada) Limited, the Company’s external compensation consultant, including information and advice regarding the use of stock options as a component of compensation by the peer companies with whom the Company competes for talent, the Board determined that it was in the best interests of the Company to resume using Option grants as a component of compensation for key personnel.

The proposed amendments to the Stock Option Plan are intended to provide the HRG&C Committee and the Board with maximum flexibility to design compensation packages for key personnel that (i) are competitive with the Company’s peers, (ii) align key personnel compensation with Share price performance, and (iii) permit the Company to limit the use of cash and cash-based compensation programs, with a view to preserving the Company’s liquidity in a time of depressed and volatile commodity prices.

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If Shareholders do not approve the Option Plan Amendment Resolution and/or the Unallocated Option Resolution at the Meeting, the HRG&C Committee and the Board will have to consider alternate forms of performance based compensation in order to attract and retain qualified personnel, including additional cash bonuses and/or the use of other cash or cash-based compensation programs, which could impact the ability of the Company to invest in Shareholder value creation activities such as the funding of the Company’s ongoing capital expenditure program.

Approval of Amendments to Stock Option Plan

The Stock Option Plan was adopted effective January 1, 2011 and was subsequently amended and restated on several occasions, most recently in May 2016 (the “Existing Option Plan”). Effective June 3, 2020, the Board unanimously approved a further amendment and restatement of the Stock Option Plan (the “Amended Option Plan”) to be effective as of the date of the Meeting.

Certain of the amendments contained in the Amended Option Plan require Shareholder approval at the Meeting in accordance with the terms of the Existing Option Plan. These amendments are as follows (collectively, the “Proposed Option Plan Amendments”):

•

The increase of the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time from 4.25% of the aggregate number of outstanding Shares to 9.0% of the aggregate number of outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other Security Based Compensation Arrangements of Obsidian Energy (which is currently limited to the Award Plan);

•

The increase of the maximum number of Shares issuable to Insiders of the Company, at any time, under all Security Based Compensation Arrangements, from 5.0% of the outstanding Shares to 10% of the outstanding Shares. This change will conform this limit to the comparable limit contained in the Award Plan and is consistent with the “insider participation limit” contained in the TSX Company Manual;

•

The increase of the maximum number of Shares issued to Insiders of the Company, within any one year period, under all Security Based Compensation Arrangements, from 2.0% of the outstanding Shares to 10% of the outstanding Shares. This change will conform this limit to the comparable limit contained in the Award Plan and is consistent with the “insider participation limit” contained in the TSX Company Manual;

•

The removal of the prohibition on the participation of Non-Management Directors in the Stock Option Plan, the addition of provisions permitting the participation of Non-Management Directors, and the inclusion of related restrictions on Non-Management Director participation, including:

o	prohibiting Non-Management Directors from participating in the Amended Option Plan on a discretionary basis;

o	prohibiting the aggregate number of Shares that may be reserved for issuance pursuant to the exercise of Options granted to Non-Management Directors

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pursuant to the Amended Option Plan from exceeding 1.0% of the Shares outstanding from time to time; and

o	prohibiting the aggregate value of Options granted to any one Non-Management Director during a calendar year from exceeding $100,000; and

•

The amendment of Sections 4(a) through 4(e), inclusive, and Section 19(v) of the Existing Option Plan to give effect to the foregoing amendments and to make certain other non-substantive housekeeping revisions.

Notwithstanding the Proposed Option Plan Amendments, in all cases the number of Options available for grant under the Amended Option Plan will be subject to the other restrictions contained in the plan, including the restriction that the average Annual Grant Rate during any three consecutive calendar years cannot exceed 2%. The “Annual Grant Rate” for each year in the three year period is calculated by dividing the number of Options granted in the year by the weighted average number of Shares outstanding during the year.

The amendments contained in the Amended Option Plan that do not require Shareholder approval under the terms of the Existing Option Plan (and that will be effective after the Meeting regardless of whether the Shareholders approve the Proposed Option Plan Amendments) are as follows (the “Housekeeping Option Plan Amendments”):

•

Conform certain aspects of the Amended Option Plan to the Award Plan, including the removal of the provisions in the Existing Option Plan that specifically address the treatment of outstanding Options in connection with the retirement of an Option holder; and

•

The implementation of various non-substantive housekeeping amendments to, among other things, clarify that the Board’s ability to make adjustments to the Amended Option Plan and any outstanding Options pursuant to the anti-dilution provisions of the plan are subject to TSX approval, update outdated references to the TSX Company Manual and applicable securities laws, and remove historical verbiage that is no longer applicable.

The foregoing description of the amendments that are proposed to be made to the Existing Option Plan is qualified in its entirety by the full text of the Amended Option Plan, which is attached as Appendix D to this Information Circular and is marked to show all of the amendments that are proposed to be made to the Existing Option Plan.

Obsidian Energy is required to seek the approval of the Shareholders of the Proposed Option Plan Amendments by way of an ordinary resolution. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows (the “Option Plan Amendment Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Obsidian Energy Ltd. (“Obsidian Energy”) that:

1.

the Proposed Option Plan Amendments, as described in the management information circular and proxy statement of Obsidian Energy dated June 15, 2020 and in the form set out in Appendix D thereto, be and are hereby approved; and

12	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

2.

any one officer or director of Obsidian Energy be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.”

In order for the Option Plan Amendment Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

If the Shareholders approve the Option Plan Amendment Resolution, the Amended Option Plan that comes into effect at the Meeting will include both the Housekeeping Option Plan Amendments and the Proposed Option Plan Amendments described above. If the Shareholders do not approve the Option Plan Amendment Resolution, the Amended Option Plan that comes into effect at the Meeting will include the Housekeeping Option Plan Amendments described above but will not include the Proposed Option Plan Amendments described above.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR the Option Plan Amendment Resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR the Option Plan Amendment Resolution at the Meeting.

Approval of Unallocated Options Issuable Pursuant to the Stock Option Plan

The TSX Company Manual provides that every three years after the institution of a Security Based Compensation Arrangement which does not have a fixed maximum number of securities issuable under such arrangement, all unallocated rights, options or other entitlements under such arrangement must be approved by a majority of the issuer’s directors and by the issuer’s securityholders. The Stock Option Plan is an “evergreen” or “rolling” Security Based Compensation Arrangement that does not have a fixed maximum number of Shares issuable under such plan. The unallocated Options issuable under the Existing Option Plan were last approved by Shareholders on June 23, 2016, with the result that the Board has not been able to grant Options under the plan since June 23, 2019.

The Existing Option Plan provides that the maximum number of Shares issuable on exercise of outstanding Options at any time cannot exceed 4.25% of the outstanding Shares (less the number of Shares issuable pursuant to all other Security Based Compensation Arrangements of Obsidian Energy, which is currently limited to the Award Plan) (the “Existing 4.25% Option Plan Reserve”). If the Option Plan Amendment Resolution is approved by Shareholders, the Amended Option Plan will provide that the maximum number of Shares issuable on exercise of outstanding Options at any time cannot exceed 9.0% of the outstanding Shares (less the number of Shares issuable pursuant to all other Security Based Compensation Arrangements of Obsidian Energy) (the “Amended 9% Option Plan Reserve”).

Given that the Board wishes to once again have the ability to use Option grants as a part of the Company’s overall compensation strategy, and given that the Company has not obtained the securityholder approval required by the TSX since 2016, approval is being sought at the Meeting to approve all unallocated Options issuable pursuant to our Amended Option Plan. For clarity:

13	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

•

if the Option Plan Amendment Resolution discussed above is approved at the Meeting, the approval being sought pursuant to the Unallocated Option Resolution will be in respect of all unallocated Options issuable pursuant to an Amended Option Plan that will contain the Amended 9% Option Plan Reserve; and

•

if the Option Plan Amendment Resolution discussed above is not approved at the Meeting, the approval being sought pursuant to the Unallocated Option Resolution will be in respect of all unallocated Options issuable pursuant to an Amended Option Plan that will contain the Existing 4.25% Option Plan Reserve.

If approval of the Unallocated Option Resolution is obtained at the Meeting (whether in respect of an Amended Option Plan containing the Amended 9% Option Plan Reserve or in respect of an Amended Option Plan containing the Existing 4.25% Option Plan Reserve), Obsidian Energy will not be required to seek further approval of unallocated Options issuable pursuant to our Amended Option Plan until July 30, 2023.

As at the Record Date, Obsidian Energy had reserved: (i) 44,464 Shares for issuance on exercise of outstanding Options under the Existing Option Plan, equal to approximately 0.06% of the outstanding Shares; and (ii) 1,176,877 Shares for issuance pursuant to all of Obsidian Energy’s Security Based Compensation Arrangements, equal to approximately 1.61% of the outstanding Shares (44,464 Shares reserved pursuant to the Existing Option Plan and 1,132,413 Shares reserved pursuant to the Existing Award Plan).

Based upon the 73,022,321 Shares outstanding on the Record Date, and assuming that no further Share Unit Awards were granted:

•

if the Option Plan Amendment Resolution and the Unallocated Option Resolution are both approved by Shareholders, a total of 5,395,132 additional Options (equal to approximately 7.39% of the outstanding Shares) will be available for grant pursuant to the Amended Option Plan that comes into effect on the date of the Meeting (less the number of Shares subsequently reserved for issuance pursuant to all other Security Based Compensation Arrangements);

•

if the Option Plan Amendment Resolution is not approved by Shareholders but the Unallocated Option Resolution is approved by Shareholders, a total of 1,926,572 additional Options (equal to approximately 2.64% of the outstanding Shares) will be available for grant pursuant to the Amended Option Plan that comes into effect on the date of the Meeting (less the number of Shares subsequently reserved for issuance pursuant to all other Security Based Compensation Arrangements); and

•

if the Option Plan Amendment Resolution and the Unallocated Option Resolution are both not approved by Shareholders (or if the Option Plan Amendment Resolution is approved by Shareholders but the Unallocated Option Resolution is not approved by Shareholders), there will not be any Options available for grant pursuant to the Amended Option Plan that comes into effect on the date of the Meeting.

Notwithstanding the foregoing, in all cases the number of Options available for grant under the Amended Option Plan will be subject to the other restrictions contained in the plan, including the

14	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

restriction that the average Annual Grant Rate during any three consecutive calendar years cannot exceed 2%. The “Annual Grant Rate” for each year in the three year period is calculated by dividing the number of Options granted in the year by the weighted average number of Shares outstanding during the year. For further information regarding the Existing Option Plan and Options, see “Summaries of Equity Compensation Plans - Stock Option Plan”.

The Board has unanimously approved, subject to the receipt of regulatory and Shareholder approval, all unallocated Options issuable pursuant to the Amended Option Plan that comes into effect on the date of the Meeting.

Obsidian Energy is required to seek the approval of the Shareholders of all unallocated Options issuable pursuant to our Amended Option Plan that comes into effect on the date of the Meeting by way of ordinary resolution. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows (the “Unallocated Option Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Obsidian Energy Ltd. (“Obsidian Energy”) that:

1.

all unallocated options to purchase common shares of Obsidian Energy (“Options”) issuable pursuant to Obsidian Energy’s stock option plan, as amended and restated on the date hereof (the “Option Plan”), are hereby approved;

2.	Obsidian Energy shall have the ability to continue granting Options under the Option Plan until July 30, 2023; and

3.

any one officer or director of Obsidian Energy be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.”

In order for the Unallocated Option Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

If approval of the Unallocated Option Resolution is not obtained at the Meeting, Options which had not been allocated as of June 23, 2019 and Options which are outstanding as of the date of the Meeting and which are subsequently cancelled, terminated or exercised, will not be available for a new grant of Options under the Amended Option Plan. Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR the Unallocated Option Resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR the Unallocated Option Resolution at the Meeting.

15	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

Approval of Amendments to Award Plan and Unallocated Share Unit Awards

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass resolutions in the forms set out below approving:

•

an amendment to the Company’s Award Plan to increase the maximum number of Shares issuable on settlement of outstanding Share Unit Awards to 4.5% of the aggregate number of outstanding Shares (referred to below as the Award Plan Amendment Resolution); and

•	all unallocated Share Unit Awards issuable pursuant to the Award Plan, as amended (referred to below as the Unallocated Share Unit Award Resolution).

The Board believes that equity-based incentive compensation, such as the Award Plan, is an integral component of compensation for key personnel. The attraction and retention of qualified personnel is one of the key risks in the oil and gas industry in Canada and to Obsidian Energy’s long-term strategic growth plan. The Award Plan is intended to maintain Obsidian Energy’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders.

After conducting a thorough review of the Company’s compensation programs and practices, which included the receipt of advice and information from Mercer (Canada) Limited, the Company’s external compensation consultant, including information and advice regarding the use of whole share awards as a component of compensation by the peer companies with whom the Company competes for talent, the Board determined that it was in the best interests of the Company to seek Shareholder approval for a modest increase in the maximum number of Share Unit Awards issuable under the plan.

The proposed amendments to the Award Plan are intended to provide the HRG&C Committee and the Board with maximum flexibility to design compensation packages for key personnel that (i) are competitive with the Company’s peers, (ii) align key personnel compensation with Share price performance, and (iii) permit the Company to limit the use of cash and cash-based compensation programs, with a view to preserving the Company’s liquidity in a time of depressed and volatile commodity prices.

If Shareholders do not approve the Award Plan Amendment Resolution and/or the Unallocated Share Unit Award Resolution at the Meeting, the HRG&C Committee and the Board will have to consider alternate forms of performance based compensation in order to attract and retain qualified personnel, including the settlement of Share Unit Awards issued in the future with cash or Shares purchased on the secondary market, additional cash bonuses and/or the use of other cash or cash-based compensation programs, which could impact the ability of the Company to invest in Shareholder value creation activities such as the funding of the Company’s ongoing capital expenditure program.

Approval of Amendments to Award Plan

The Award Plan was adopted effective September 24, 2009 and was subsequently amended and restated on several occasions, most recently in June 2017 (the “Existing Award Plan”). Effective June 3, 2020, the Board unanimously approved a further amendment and restatement of the Award Plan (the “Amended Award Plan”) to be effective as of the date of the Meeting.

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One of the amendments contained in the Amended Award Plan requires Shareholder approval at the Meeting in accordance with the terms of the Existing Award Plan. Specifically, it is proposed that the maximum number of Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Share Unit Awards under the Award Plan be increased from 3.9% of the aggregate number of outstanding Shares to 4.5% of the aggregate number of outstanding Shares (the “Proposed Award Plan Amendment”).

The amendments contained in the Amended Award Plan that do not require Shareholder approval under the terms of the Existing Award Plan (and that will be effective after the Meeting regardless of whether the Shareholders approve the Proposed Award Plan Amendment) consist of the implementation of various non-substantive housekeeping amendments to, among other things, update outdated references to the TSX Company Manual and applicable securities laws and remove historical verbiage that is no longer applicable (the “Housekeeping Award Plan Amendments”).

The foregoing description of the amendments that are proposed to be made to the Existing Award Plan is qualified in its entirety by the full text of the Amended Award Plan, which is attached as Appendix E to this Information Circular and is marked to show all of the amendments that are proposed to be made to the Existing Award Plan.

Obsidian Energy is required to seek the approval of the Shareholders of the Proposed Award Plan Amendment by way of an ordinary resolution. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows (the “Award Plan Amendment Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Obsidian Energy Ltd. (“Obsidian Energy”) that:

1.

the Proposed Award Plan Amendment, as described in the management information circular and proxy statement of Obsidian Energy dated June 15, 2020 and in the form set out in Appendix E thereto, be and is hereby approved; and

2.

any one officer or director of Obsidian Energy be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.”

In order for the Award Plan Amendment Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

If the Shareholders approve the Award Plan Amendment Resolution, the Amended Award Plan that comes into effect at the Meeting will include both the Housekeeping Award Plan Amendments and the Proposed Award Plan Amendment described above. If the Shareholders do not approve the Award Plan Amendment Resolution, the Amended Award Plan that comes into effect at the Meeting will include the Housekeeping Award Plan Amendments described above but will not include the Proposed Award Plan Amendment described above.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR the Award Plan Amendment Resolution at the Meeting.

17	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR the Award Plan Amendment Resolution at the Meeting.

Approval of Unallocated Share Unit Awards Issuable Pursuant to the Award Plan

The TSX Company Manual provides that every three years after the institution of a Security Based Compensation Arrangement which does not have a fixed maximum number of securities issuable under such arrangement, all unallocated rights, options or other entitlements under such arrangement must be approved by a majority of the issuer’s directors and by the issuer’s securityholders. The Award Plan is an “evergreen” or “rolling” Security Based Compensation Arrangement that does not have a fixed maximum number of Shares issuable under such plan. The unallocated Share Unit Awards issuable under the Existing Award Plan were last approved by Shareholders on June 26, 2017.

The Existing Award Plan provides that the number of Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Share Unit Awards cannot exceed 3.9% of the aggregate number of outstanding Shares (the “Existing 3.9% Award Plan Reserve”). If the Award Plan Amendment Resolution is approved by Shareholders, the Amended Award Plan will provide that the number of Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Share Unit Awards cannot exceed 4.5% of the aggregate number of outstanding Shares (the “Amended 4.5% Award Plan Reserve”).

Given that the Board wishes to continue to have the ability to use Share Unit Award grants as a part of the Company’s overall compensation strategy, approval is being sought at the Meeting to approve all unallocated Share Unit Awards issuable pursuant to our Amended Award Plan. For clarity:

•

if the Award Plan Amendment Resolution discussed above is approved at the Meeting, the approval being sought pursuant to the Unallocated Share Unit Award Resolution will be in respect of all unallocated Share Unit Awards issuable pursuant to an Amended Award Plan that will contain the Amended 4.5% Award Plan Reserve; and

•

if the Award Plan Amendment Resolution discussed above is not approved at the Meeting, the approval being sought pursuant to the Unallocated Share Unit Award Resolution will be in respect of all unallocated Share Unit Awards issuable pursuant to an Amended Award Plan that will contain the Existing 3.9% Award Plan Reserve.

If approval of the Unallocated Share Unit Award Resolution is obtained at the Meeting (whether in respect of an Amended Award Plan containing the Amended 4.5% Award Plan Reserve or in respect of an Amended Award Plan containing the Existing 3.9% Award Plan Reserve), Obsidian Energy will not be required to seek further approval of unallocated Share Unit Awards issuable pursuant to our Amended Award Plan until July 30, 2023.

As at the Record Date, Obsidian Energy had reserved: (i) 1,132,413 Shares for issuance on settlement of outstanding Share Unit Awards under the Existing Award Plan, equal to approximately 1.55% of the outstanding Shares; and (ii) 1,176,877 Shares for issuance pursuant to all of Obsidian Energy’s Security Based Compensation Arrangements, equal to approximately 1.61% of the outstanding Shares (1,132,413 Shares reserved pursuant to the Existing Award Plan and 44,464 Shares reserved pursuant to the Existing Option Plan).

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Based upon the 73,022,321 Shares outstanding on the Record Date, and assuming that no further Options were granted:

•

if the Award Plan Amendment Resolution and the Unallocated Share Unit Award Resolution are both approved by Shareholders, a total of 2,153,591 additional Share Unit Awards (equal to approximately 2.95% of the outstanding Shares) will be available for grant pursuant to the Amended Award Plan that comes into effect on the date of the Meeting;

•

if the Award Plan Amendment Resolution is not approved by Shareholders but the Unallocated Share Unit Award Resolution is approved by Shareholders, a total of 1,715,458 additional Share Unit Awards (equal to approximately 2.35% of the outstanding Shares) will be available for grant pursuant to the Amended Award Plan that comes into effect on the date of the Meeting; and

•

if the Award Plan Amendment Resolution and the Unallocated Share Unit Award Resolution are both not approved by Shareholders (or if the Award Plan Amendment Resolution is approved by Shareholders but the Unallocated Share Unit Award Resolution is not approved by Shareholders), there will not be any Share Unit Awards available for grant pursuant to the Amended Award Plan that comes into effect on the date of the Meeting.

For further information regarding the Existing Award Plan and Share Unit Awards, see “Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan”.

The Board has unanimously approved, subject to the receipt of regulatory and Shareholder approval, all unallocated Share Unit Awards issuable pursuant to the Amended Award Plan that comes into effect on the date of the Meeting.

Obsidian Energy is required to seek the approval of the Shareholders of all unallocated Share Unit Awards issuable pursuant to our Amended Award Plan that comes into effect on the date of the Meeting by way of ordinary resolution. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows (the “Unallocated Share Unit Award Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Obsidian Energy Ltd. (“Obsidian Energy”) that:

1.

all unallocated share unit awards (“Share Unit Awards”) issuable pursuant to Obsidian Energy’s restricted and performance share unit plan, as amended and restated on the date hereof (the “Award Plan”), are hereby approved;

2.	Obsidian Energy shall have the ability to continue granting Share Unit Awards under the Award Plan until July 30, 2023; and

3.

any one officer or director of Obsidian Energy be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.”

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In order for the Unallocated Share Unit Award Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

If approval of the Unallocated Share Unit Award Resolution is not obtained at the Meeting, Share Unit Awards which have not been allocated as of the date of the Meeting and Share Unit Awards which are outstanding as of the date of the Meeting and which are subsequently cancelled, terminated or settled, will not be available for a new grant of Share Unit Awards under the Amended Award Plan (except to the extent that any such Share Unit Awards are not capable of being settled with Shares issued from treasury). Previously allocated Share Unit Awards will continue to be unaffected by the approval or disapproval of the resolution.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR the Unallocated Share Unit Award Resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote FOR the Unallocated Share Unit Award Resolution at the Meeting.

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES

The following tables and notes thereto provide certain information in respect of the nominees for election as directors of Obsidian Energy, including their names, municipalities, provinces and countries of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Obsidian Energy (or one of its predecessors), to the extent applicable, and the number of securities of Obsidian Energy beneficially owned or controlled or directed, directly or indirectly, by each nominee as at June 15, 2020.

JOHN BRYDSON Greenwich, Connecticut, USA Age: 67 Independent Director Director Since: June 4, 2014

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group (“HCG”), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse (“CS”), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank (“Chase”) in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization, and remains on its Board.

Ownership
	Shares:	407,571(1)
	Deferred Share Units:	139,169(2)

20	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

Board / Standing Committee Membership in 2019(3)	Attendance	Attendance (Total)
Board	21/21
Audit Committee	4/5	29/31
Operations and Reserves Committees	2/3	(94%)
Commercial Committee(4)	2/2

RAYMOND D. CROSSLEY Calgary, Alberta, Canada Age: 61 Independent Director Director Since: March 6, 2015

Mr. Crossley is a financial executive and corporate director. He is the Chair of the board of Canada West Foundation and a member of the board of the Stuart Olson Ltd. (Audit Committee Chair) and the Alberta Securities Commission. Mr. Crossley retired in 2015 from PricewaterhouseCoopers (“PwC”) after more than 33 years of service. Mr. Crossley served as an elected member of the Partnership Board (PwC’s governing body), from 2001-2005. From 2005-2011, Mr. Crossley was the Managing Partner of PwC’s Calgary office, and from 2011-2013 was Managing Partner, Western Canada. In this role, he led PwC’s market activities in Western Canada. He holds the ICD.D designation from the Institute of Corporate Directors and is a Chartered Professional Accountant. He graduated from the University of Western Ontario with a degree in Economics and Political Science.

Ownership
	Shares:	2,714(1)
	Deferred Share Units:	116,800(2)

Board / Standing Committee Membership in 2019(3)	Attendance	Attendance (Total)
Board	20/21	28/29 (97%)
Audit Committee (Chair)	5/5
Operations and Reserves Committee	3/3

MICHAEL J. FAUST Anchorage, Alaska, USA Age: 59 Independent Director Director Since: May 11, 2018

Mr. Faust has 34 years of industry, financial and leadership experience within the oil and gas sector, including diverse geological, geophysical and technical reservoir experience spanning many different basins and formations throughout the world. Mr. Faust was the Interim President and Chief Executive Officer of Obsidian Energy from March 18, 2019 to December 4, 2019. Mr. Faust is a consultant with Quartz Geophysical LLC, a geophysical consulting business. Since January 2017, he has been a director of SAExploration Holdings, Inc., a NASDAQ-listed oilfield services company offering seismic data acquisition and logistical support services in Alaska, Canada, South America, West Africa and Southeast Asia, and in August 2019, he became the interim President in addition to his role as Executive Chairman of the Board. Mr. Faust was the Vice President, Exploration and Land at ConocoPhillips Alaska, Inc., where he oversaw and managed the company’s exploration organization and strategy in Alaska. Mr. Faust earned his Master of Arts degree in Geophysics from the University of Texas at Austin in 1984, after receiving his Bachelor of Science degree in Geology from the University of Washington in 1981. Mr. Faust is a Certified Petroleum Geologist and a member of the American Association of Petroleum Geologists, the Society of Exploration Geophysicists, and served as the President of the Geophysical Society of Alaska from 2001 to 2002.

Ownership
	Shares:	90,419(1)
	Deferred Share Units:	22,136(2)(6)

Board / Standing Committee Membership in 2019(3)	Attendance	Attendance (Total)
Board(5)	18/21	19/22 (86%)
Operations and Reserves Committee	1/1
Commercial Committee (Chair)(4)(9)	0/0

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WILLIAM A. FRILEY Calgary, Alberta, Canada Age: 68 Independent Director Director Since: March 12, 2015

Mr. Friley is President and CEO of Telluride Oil and Gas Ltd. and Skyeland Oils Ltd. He is on the board of directors of OSUM Oil Sands Corp. acting as Chairman, a private Calgary-based oil sands exploration and production company, as well as Titan Energy Services and Advanced Flow Technologies, both private Calgary-based oilfield services companies. Mr. Friley founded and was President, CEO and Chairman of Triumph Energy Corp. (“Triumph”), a TSX-listed oil and gas exploration company from 1993-2001, when Triumph was acquired by Baytex Energy Ltd. He is past Chair of the Canadian Association of Petroleum Producers, as well as a past director of a number of oil and gas companies, including Mustang Resources Ltd., Silverstar Well Servicing Inc., Viking Energy Trust and Harvest Energy Trust. Mr. Friley is a past Chairman of the Regional Board of the Nature Conservancy of Canada (“NCC”), Canada’s largest land conservation organization, and is now the Chairman Emeritus to the Alberta Region board of the NCC. Mr. Friley graduated with a degree in Geology from the University of Colorado in 1978 and he has explored for and produced oil and gas throughout Western Canada for more than 35 years.

Ownership
	Shares:	14,378(1)
	Deferred Share Units:	104,141(2)

Board / Standing Committee Membership in 2019(3)	Attendance	Attendance (Total)
Board	18/21	26/29 (90%)
Human Resources, Governance & Compensation Committee	2/2
Operations and Reserves Committee (Chair)	3/3
Commercial Committee(4)	3/3

MAUREEN CORMIER JACKSON Calgary, Alberta, Canada Age: 62 Independent Director Director Since: March 8, 2016

Ms. Cormier Jackson is an independent businesswoman with over 35 years of executive, financial and operational expertise in the oil and gas industry. From 2012 and until her retirement in 2014, Ms. Cormier Jackson was Senior Vice President, Chief Process and Information Officer at Suncor Energy Inc. (“Suncor”). Her career spanned numerous roles at Suncor which provided experience in the areas of accounting and financial controls, environment, health and safety, and project management. Ms. Cormier Jackson is also a director of Enerflex Ltd. and serves on the Dean’s Advisory Board of Dean of Medicine at the University of Calgary. She was previously a director of a privately-owned family business for more than 15 years and has been involved in several non-profit organizations in various capacities during her career. Ms. Cormier Jackson is a Chartered Professional Accountant and holds a Bachelor of Commerce from Memorial University. She also holds an ICD.D designation from the Institute of Corporate Directors.

Ownership
	Shares:	19,286(1)
	Deferred Share Units:	110,729(2)

Board / Standing Committee Membership in 2019(3)	Attendance	Attendance (Total)
Board	20/21	27/28 (96%)
Audit Committee	5/5
Human Resources, Governance & Compensation Committee (Chair)(7)	2/2

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EDWARD H. KERNAGHAN Toronto, Ontario, Canada Age: 48 Independent Director Director Since: January 3, 2018

Mr. Kernaghan holds a Master of Science Degree from the University of Toronto. He is Senior Investment Advisor of Kernaghan & Partners Ltd., a brokerage firm. He is also President of Principia Research Inc., a research and investment company, and of Kernwood Ltd.(10), an investment holding company. Mr. Kernaghan also sits on the Board of Directors of Waterloo Brewing Company, Boralex Inc., Exco Technologies Ltd., and Black Diamond Group Limited

Ownership
	Shares:	3,002,167(1)(10)
	Deferred Share Units:	87,078(2)

Board / Standing Committee Membership in 2019(3)	Attendance	Attendance (Total)
Board	16/21	21/26 (81%)
Human Resources, Governance & Compensation Committee	2/2
Operations and Reserves Committee	3/3

STEPHEN E. LOUKAS Rye, New York, USA Age: 42 Director, Interim President & CEO Director Since: May 11, 2018

Mr. Loukas is partner, managing member, and portfolio manager at FrontFour Capital Group LLC, a value-based investment management firm. Mr. Loukas was appointed Interim President and Chief Executive Officer of Obsidian Energy on December 5, 2019. Previously, Mr. Loukas held roles including Director at Credit Suisse Securities where he was a Portfolio Manager and Head of Investment Research of the Multi-Product Event Proprietary Trading Group, and at Pirate Capital where he was a senior investment analyst. Mr. Loukas has also worked within the Corporate Finance & Distribution Group of Scotia Capital where he focused on the structuring and syndication of leveraged loans and high yield debt. Mr. Loukas started his career at restructuring firm Zolfo Cooper where he assisted corporate clients in the development and implementation of operational and financial restructuring plans. Mr. Loukas has previously served as a director of Xinergy Ltd. Mr. Loukas received a B.A. in Finance and Accounting from New York University.

Ownership
	Shares:	3,930,945(1)(11)
	Deferred Share Units:	92,545(2)

Board / Standing Committee Membership in 2019(3)	Attendance	Attendance (Total)
Board(8)	21/21	29/29 (100%)
Audit Committee(9)	5/5
Commercial Committee(4)	3/3

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GORDON RITCHIE Calgary, Alberta, Canada Age: 67 Independent Chair of the Board Director Since: December 1, 2017

Mr. Ritchie retired in 2016, following a career spanning over 37 years with RBC Capital Markets LLC. From 2005 through 2016, Mr. Ritchie served as Vice Chairman, with primary responsibility for many of RBC’s top energy clients. During this period Mr. Ritchie led teams completing many of the largest energy M&A and financing transactions in Canada, aggregating in excess of $200 billion. From 2000 through 2005, he served as Managing Director and Head of the Global E&P Energy Group. Before that, Mr. Ritchie spent six years in New York where he served as President and Chief Executive Officer of RBC’s U.S. Broker/Dealer Operations (1993 to 1999); was Managing Director of RBC’s International Corporate Finance Group based in London, England (1989 to 1993); was Vice President, Corporate Finance in Calgary (1984 to 1988); and Energy Research Analyst (1979 to 1983). Throughout his career Mr. Ritchie gained extensive experience in research and investment banking in Europe, the United States and Canada. Mr. Ritchie holds an MBA from the University of Western Ontario and a Bachelor of Arts (Economics) from the University of Alberta.

Ownership
	Shares:	22,071(1)
	Deferred Share Units:	117,313(2)

Board / Standing Committee Membership in 2019(3)	Attendance	Attendance (Total)
Board	21/21	22/22 (100%)
Commercial Committee(4)	1/1

Notes to Biographical and Other Information for Director Nominees:

(1)

Reflects the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each nominee as at June 15, 2020, and based on information reported on SEDI. In the case of Mr. Loukas, it does not include any Shares that may have been acquired by him, directly or indirectly, under the Savings Plan since December 31, 2019.

(2)	Reflects the number of DSUs held by each nominee as at December 31, 2019.
(3)	Reflects memberships on standing committees of the Board in 2019.
(4)

The Commercial Committee was originally created on September 27, 2018 and was dissolved on June 4, 2019 with the members being Mr. Brydson as Chair, Mr. Friley and Mr. Loukas. Mr. Ritchie had been the Chair of the Commercial Committee but with his appointment as Chair of the Board on February 20, 2019, Mr. Ritchie ceased to be a member and Mr. Brydson became the Chair in February 2019 until it dissolved on June 4, 2019. Effective December 5, 2019, the Commercial Committee was reinstated consisting of Mr. Faust as Chair, Mr. Ritchie and Mr. Loukas.

(5)

Mr. Faust, from March 18, 2019 through to December 4, 2019, was not a member of any standing committee of the Board as he was the Interim President and CEO; however, he attended committee meetings (excluding “in-camera” sessions of such meetings).

(6)	As a Management Director, Mr. Faust was not eligible to participate in the DSU Plan from March 18, 2019 until he stepped down as Interim President and CEO on December 4, 2019.
(7)

Ms. Cormier Jackson became the Chair of the HRG&C effective March 7, 2018 together with Messrs. Friley, Ritchie and Kernaghan as the other members. Mr. Ritchie ceased to be a member of the HRG&C committee on February 21, 2019.

(8)

Mr. Loukas, effective December 5, 2019, is not a member of any standing committee of the Board other than the Commercial Committee; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). After his appointment to Interim President and CEO, his committee meeting attendance was not recorded, as he was not a member of the committees.

(9)

Mr. Loukas became a member of the Audit Committee effective May 12, 2018 and upon his appointment as Interim President and CEO on December 5, 2019, ceased to be a member of the committee. Mr. Faust became the Chair of the Commercial Committee effective December 5, 2019 after he ceased being the Interim President and CEO.

(10)

Mr. Kernaghan joined the Board in January 2018 through being nominated by one of our largest shareholders, Kernwood Ltd. Please see SEDI for all the Kernwood Ltd. affiliate holdings in the Corporation.

(11)

Mr. Loukas’ joined the Board at the May 2018 AGM through being nominated by one of our largest shareholders, FrontFour Capital Group LLC. Please see SEDI for all the FrontFour Capital Group LLC affiliate holdings in the Corporation.

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STANDING COMMITTEE COMPOSITIONS

The following table identifies the Board’s standing committees and their members as at June 15, 2020.

Director	Audit Committee	Human Resources, Governance and Compensation Committee	Operations and Reserves Committee	Commercial Committee
John Brydson	X		X
Raymond D. Crossley	Chair	X
Michael Faust(1)			X	Chair
William A. Friley		X	Chair
Maureen Cormier Jackson	X	Chair
Edward H. Kernaghan		X	X
Stephen Loukas				X
Gordon Ritchie(2)				X

Notes:

(1)

Mr. Loukas is not a member of any standing committee of the Board other than the Commercial Committee; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(2)

Mr. Ritchie is an ex officio member of all the Committees pursuant to being appointed the Chair on February 20, 2019 and attended all 2019 Committee meetings thereafter. On December 5, 2019, Mr. Ritchie joined the Commercial Committee.

DIRECTOR INDEPENDENCE

The Board is responsible for determining whether or not each director and director nominee is independent. In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). In applying this definition and these standards, the Board considers all relationships of the director and director nominees with Obsidian Energy, including business, family and other relationships. The Board also determines whether each member of Obsidian Energy’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees.

The Board has determined that Mr. Loukas is not independent, as he is the Interim President and Chief Executive Officer of Obsidian Energy. The Board has determined that all other directors and director nominees are independent under the standards of NI 58-101. In addition, all members of the Board’s committees have been determined to be independent. All Audit Committee members have been determined to be independent in accordance with National Instrument 52-110 Audit Committees, and pursuant to the Audit Committee mandate.

The following table reflects the determinations made by the Board with respect to the independence of each existing director and each director nominee.

25	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

Director	Management	Independent	Not Independent	Reason for Non-Independence
John Brydson		X
Raymond D. Crossley		X
Michael J. Faust		X
William A. Friley		X
Maureen Cormier Jackson		X
Edward H. Kernaghan		X
Stephen E. Loukas	X		X	Interim President and CEO
Gordon Ritchie		X

DIRECTOR ATTENDANCE RECORD

The attendance record of each individual who served as a member of the Board in 2019 for all Board meetings and meetings of standing committees of the Board held in 2019 is set forth below.

Director	Board	Audit Committee	Commercial Committee(1)	Human Resources, Governance & Compensation Committee	Operations and Reserves Committee	Total
John Brydson	21	4	2		2	29
Raymond Crossley	20	5			3	28
Michael Faust(2)	18				1	19
William Friley	18		3	2	3	26
David L. French(3)	3					3
Maureen Cormier Jackson	20	5		2		27
Edward H. Kernaghan	16			2	3	21
Stephen E. Loukas(4)	21	5	3			29
Gordon Ritchie(5)	21		1			22
Jay Thornton(6)	1					1

Totals	159	19	9	6	12	205

Notes:

(1)	The Commercial Committee was reinstated effective December 5, 2019 with Mr. Faust as Chair and Mr. Ritchie and Mr. Loukas as members.
(2)	Mr. Faust’s committee meeting attendance was not recorded from March 18, 2019 through December 4, 2019 as he was not a member of any of the committees while he was the Interim President and CEO.
(3)	Mr. French stepped down as a Director, President and CEO on March 18, 2019.
(4)

Mr. Loukas became Interim President and CEO on December 5, 2019 and his committee meeting attendance was not recorded from that time on as he was not a member of any of the committees (other than the Commercial Committee).

(5)	Mr. Ritchie is an ex officio member of all the Committees pursuant to being appointed the Chair on February 20, 2019 and attended all 2019 Committee meetings thereafter.
(6)	Mr. Thornton retired from the Board effective February 19, 2019.

BOARD AND COMMITTEE MEETINGS

The numbers of meetings held by the Board and each of the standing committees of the Board in 2019, and the overall attendance at such meetings by all serving directors at the times of such meetings in 2019, is summarized below.

26	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

Board/Committee	Total Meetings	Overall Attendance
Board	21	92%
Audit Committee	5	95%
Commercial Committee	3	100%
Human Resources, Governance & Compensation Committee	2	100%
Operations and Reserves Committee	3	100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

The table below sets forth the other reporting issuers for which Obsidian Energy directors and director nominees serve as directors and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
John Brydson	None	—
Raymond D. Crossley	Stuart Olson Ltd.	TSX
Michael J. Faust	SAExploration Holdings, Inc.	NASDAQ
William A. Friley	None	—
Maureen Cormier Jackson	Enerflex Ltd.	TSX
Edward H. Kernaghan	Waterloo Brewing Company	TSX
	Boralex Inc.	TSX
	Exco Technologies Ltd.	TSX
	Black Diamond Group Limited	TSX
Stephen E. Loukas	None	—
Gordon Ritchie	Pipestone Energy Corp	TSX

The Strategic Interlocking Board Memberships

As at June 15, 2020, none of the director nominees serve together as directors on the boards of other reporting issuers.

DIRECTORS’ TERM AND RETIREMENT POLICY

The nominees for election as directors of Obsidian Energy, if elected, will serve until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed. In addition, Obsidian Energy’s director retirement policy requires that each Non-Management Director, upon reaching the age of 70 (and annually thereafter), must offer their resignation as a director, following which the Board, after receiving the recommendation of the HRG&C Committee, shall determine whether to accept such resignation. None of the nominees for election as directors of Obsidian Energy are older than 70 years of age.

REMUNERATION OF DIRECTORS

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM

The Board, through the HRG&C Committee, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

(a)	attract and retain highly qualified individuals as members of the Board;

27	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

(b)	compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

(c)	align the interests of the directors with the interests of Shareholders.

Unlike compensation for Obsidian Energy’s executive officers, the remuneration plan for Non- Management Directors is not designed to pay for performance. Rather, Non-Management Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision- making. Share ownership, required through ownership guidelines, serves to align the directors’ interests with the interests of the Shareholders. Consistent with this philosophy, Non-Management Directors are not currently eligible to receive Options under the Stock Option Plan (which is currently suspended) or RSUs or PSUs under the Award Plan, and do not participate in Obsidian Energy’s Employee Retirement/Savings Plan. In addition, Non-Management Directors participate in the DSU Plan pursuant to which they receive a portion of their compensation in the form of DSUs, which are not redeemable until after a Non-Management Director has retired from the Board. When redeemed, each DSU entitles the holder to a payment equal to the then current cash equivalent of the market price per Share, as calculated in accordance with the DSU Plan, thereby forming an additional alignment between directors’ interests and remuneration and the interests of Shareholders and Shareholder returns. Management Directors (i.e. Mr. Faust, for his time as the Interim President and CEO, and now Mr. Loukas) are not eligible to participate in the DSU Plan. If the Option Plan Amendment Resolution and the Unallocated Option Resolution are approved at the Meeting, the Board intends to resume using Option grants as a component of compensation for key personnel, including Non-Management Directors, provided that the total number of Options granted to Non-Management Directors will never exceed 1.0% of the outstanding Shares and the value of Options granted to any single Non-Management Director during a calendar year will not exceed $100,000. The Board believes that granting Options to Non-Management Directors within these limited parameters would create further alignment between directors’ interests and remuneration and the interests of Shareholders and Shareholder returns. See “Matters to be Acted Upon at the Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options”.

On May 6, 2020, the Corporation announced that in connection with the COVID-19 pandemic and other material macro events impacting the Company, each member of the Board of Directors elected to take a temporary 10% pay cut in his or her annual retainer fees. For further details regarding the compensation, see below the “Summary of the Non-Management Director Remuneration Program”.

Summary of the Non-Management Director Remuneration Program

The following table summarizes the fee structure for Non-Management Directors of Obsidian Energy as at June 15, 2020.

Annual Retainer for the Board Chair	$150,000	(1)
Annual Retainer for each Board member other than the Board Chair	$100,000	(1)
Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each of the Chairs of the HRG&C Committee, Commercial Committee and Operations and Reserves Committee	$7,500
Board, Strategy Session and Committee Meeting and Attendance Fee (per meeting or event attended)	$1,500	(2)
Travel Expenses (per instance)(3)	Applicable Cost

28	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

Notes:

(1)

In 2019, the DSU Plan provided that 50% of the Participants Annual Fixed Remuneration (as defined in the DSU Plan) was required to be received in the form of DSUs. See “Remuneration of Directors – Deferred Share Unit Plan – DSU Grants”.

(2)	In June 2019, the Board determined that meeting fees per quarter, separate from the quarterly meetings, would be capped at a maximum of $6,000 per quarter until further notice.
(3)	Repayment to non-employee directors for reasonable travel expenses incurred for attendance at a meeting of the Board, a Committee or a meeting of the Shareholders.
(4)

In addition to the fees described in the table above, Non-Management Directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Obsidian Energy.

Management Director Compensation

Management Directors (currently being Mr. Loukas) do not receive any retainers, fees or other remuneration in their capacities as directors of Obsidian Energy. For information on the compensation received by Mr. French, Mr. Faust and now Mr. Loukas in 2019 in their capacity as President and Chief Executive Officer of Obsidian Energy, see “Compensation Discussion & Analysis – Executive Compensation Data”.

Procedure for Review of Director Compensation Program

The HRG&C Committee performs an annual review of Obsidian Energy’s director remuneration program to ensure that such program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The HRG&C Committee formulates and makes recommendations to the Board regarding the form and amount of remuneration for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

DEFERRED SHARE UNIT PLAN

Under the DSU Plan, DSUs are granted by Obsidian Energy to Non-Management Directors, providing rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of payment. Management Directors (i.e. Mr. French, Mr. Faust (while in the capacity as Interim President and CEO) and now Mr. Loukas) are not eligible to participate in the DSU Plan.

A director’s remuneration that is required and/or elected to be received in the form of DSUs is referred to as “Deferred Remuneration”. Obsidian Energy credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited. DSUs are issued in lieu of cash payments to the director on the grant date.

Purpose of the DSU Plan: The purpose of the DSU Plan is to: (i) promote a greater alignment of interests between Non-Management Directors of Obsidian Energy and the Shareholders by providing a means to accumulate a meaningful financial interest in Obsidian Energy that is commensurate with the responsibility, commitment and risk of Non-Management Directors; (ii) provide a compensation plan that is competitive and rewards long-term success of Obsidian Energy as measured in Total Shareholder

29	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

Returns for Obsidian Energy; and (iii) assist Obsidian Energy’s ability to attract and retain qualified individuals with the experience and ability to serve as Non-Management Directors.

DSU Grants: In 2019, the DSU Plan provided that:

(a)	each Non-Management Director is required to receive a minimum of 50% of their annual Board retainer in the form of DSUs; and

(b)	subject to the minimum described above, any director can elect to receive up to 100% of their remuneration in the form of DSUs.

For information regarding the Share ownership requirements for directors, see “Remuneration of Directors - Director Equity Ownership Requirements”.

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to a director’s account as of the dividend payment date, based on the aggregate dollar amount of the dividends notionally payable in respect of such number of Shares as is equal to the number of DSUs credited to the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Vesting: DSUs vest immediately upon being credited to a director’s account.

Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with Obsidian Energy, or where a director has (except as a result of death) otherwise ceased to hold any positions with Obsidian Energy. Upon a director retiring or ceasing to hold any position with Obsidian Energy, all DSUs credited to the director’s account will be redeemed by Obsidian Energy as of the maturity date, being December

1st of the calendar year immediately following the year in which the retirement or cessation occurred or such earlier date following the retirement or cessation as elected by the director by notice to Obsidian Energy (either such date, the “Maturity Date”). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of

1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Obsidian Energy will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of retirement or cessation, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Payment on Death: If a director dies while in office or after ceasing to hold all positions with Obsidian Energy but before the Maturity Date, Obsidian Energy will, within 90 days of the date of death, make a lump sum cash payment to the director’s legal representative in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

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Administration of the DSU Plan: Subject to the Human Resources, Governance & Compensation Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the Human Resources, Governance & Compensation Committee’s mandate, the DSU Plan is administered by the Human Resources, Governance & Compensation Committee.

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS

Obsidian Energy’s director and executive equity ownership policy (the “Equity Ownership Policy”), which was amended most recently by the Board on March 6, 2018, provides that: (a) each Non-Management Director, other than the Board Chair, is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Non-Management Director’s total annual retainer within a period expiring at the later of March 6, 2021 and five years from the date they join the Board; and (b) the Board Chair is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Board Chair’s total annual retainer within a period expiring five years from the date of appointment as Board Chair (which was February 20, 2019 for Mr. Ritchie). The table below summarizes the minimum Share ownership requirements applicable to Non-Management Directors.

Category of Non-Management Director	Share Ownership Required
Board Chair	Number of Shares having the value of 3 times annual retainer of the Board Chair
Director (other than Board Chair)	Number of Shares having the value of 3 times annual retainer of the Director (other than the Board Chair)

In calculating ownership status, all Shares owned, directly or indirectly, by the director, as reported on SEDI, are included. In addition, any DSUs held by the director, are included in the calculation of Shareholdings, as reported on SEDI.

As at June 15, 2020, each director either: (a) holds, indirectly or directly; or (b) remains within the applicable period to accumulate; the requisite number of Shares as required under the Equity Ownership Policy. For more information regarding the Directors’ equity holdings, see the table under “Director Equity Ownership” below. For information regarding the minimum equity ownership requirements for Obsidian Energy’s executives, see “Compensation Discussion & Analysis – Executive Equity Ownership Requirements”.

Director Equity Ownership

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each Non-Management Director of Obsidian Energy and investment-at-risk statistics for each Non-Management Director of Obsidian Energy as at June 15, 2020.

Director	Shares (#)(1)	DSUs (#)(2)	Total Equity (#)(3)	Value at Risk as multiple of Annual Board retainer(4) (#)	Complies with Director Equity Ownership Requirement(5)
John Brydson	407,571	139,169	546,740	82.7	Yes
Raymond Crossley	2,714	116,800	119,514	4.3	Yes
Michael Faust(7)	90,419	22,136	112,555	2.7	Yes	(6)

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William Friley	14,378	104,141	118,519	5.2	Yes
Maureen Cormier Jackson	19,286	110,729	130,015	5.8	Yes
Edward H. Kernaghan(8)	3,002,168	87,078	3,089,246	356.4	Yes
Stephen Loukas(9)	3,930,945	92,545	4,023,490	365.3	Yes
Gordon Ritchie	22,071	117,313	139,384	3.3	Yes
Average value at risk as multiple of annual retainer:				103.2
Total value at risk as multiple of total annual retainers:				97.3

Notes:

(1)	Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Non-Management Director as at June 15, 2020, based on information reported on SEDI.
(2)	Reflects the total number of DSUs held by each director as at December 31, 2019.
(3)	Reflects the sum of the number in the ‘Shares’ column plus the number in the ‘DSUs’ column.
(4)	“Value at Risk” is the approximate total amount paid for the Shares and DSUs reflected in the ‘Total Equity’ column.

Note that all shares acquired in US funds have been converted to CDN using the posted exchange rate on the date of transaction for the applicable person. “Value at Risk as multiple of Annual Board retainer” reflects the “Value at Risk” for the director divided by: (a) in the case of the Chair of the Board, the Chair’s annual retainer of $150,000; and (b) in the case of all other directors, the Annual Board member retainer of $100,000.

(5)

As at June 15, 2020, the minimum equity ownership requirement was the number of Shares having the value of 3 times annual retainer of the Non-Management Directors other than the Board Chair and for the Board Chair, the number of Shares having a dollar value equal to three times the Board Chair’s annual retainer. See “Remuneration of Directors – Director Equity Ownership Requirements” for more information regarding these requirements. Mr. Loukas has been included in this number notwithstanding he is now the Interim President and CEO given the interim nature of the role.

(6)	In accordance with the Equity Ownership Policy, this director has until the later of March 6, 2021 and five years from their appointment date, as applicable, to achieve the requirement.
(7)

Not included in the calculation for Mr. Faust’s director equity ownership is the value of 69,843 RSUs that vested in 2019 upon Mr. Faust’s departure as Interim President and Chief Executive Officer, which have not been paid out pursuant to securities laws in connection with the ongoing strategic alternative process blackout. The value of these RSUs will be calculated based on the volume weighted average trading price of Shares on the TSX for the five days preceding the payout date, when appropriate.

(8)

Mr. Kernaghan joined the Board in January 2018 through being nominated by one of our largest shareholders, Kernwood Ltd. Please see SEDI for all the Kernwood Ltd. affiliate holdings in the Corporation.

(9)

Notwithstanding the fact that Mr. Loukas is technically not a Non-Management Director, given the interim nature of his role as Interim President and CEO, his total equity has been provided to provide greater clarity on his current holdings. Mr. Loukas’ joined the Board at the 2018 AGM in May 2018 through being nominated by one of our largest shareholders, FrontFour Capital Group LLC. Please see SEDI for all the FrontFour Capital Group LLC affiliate holdings in the Corporation.

DIRECTOR REMUNERATION DATA

Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the individuals who served as Non-Management Directors of Obsidian Energy in 2019.

Name	Fees earned ($)(1)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value(5) ($)	All other compensation(6) ($)	Total ($)
John Brydson	0	144,150	N/A	N/A	N/A	Nil	144,150
Raymond Crossley	0	154,000	N/A	N/A	N/A	Nil	154,000
Michael Faust(7)	0	59,609	N/A	N/A	N/A	Nil	59,609
William Friley	0	146,502	N/A	N/A	N/A	Nil	146,502
Maureen Cormier Jackson	0	145,000	N/A	N/A	N/A	Nil	145,000

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Edward Kernaghan	0	129,998	N/A	N/A	N/A	Nil	129,998
Stephen Loukas(8)	0	142,000	N/A	N/A	N/A	Nil	142,000
Gordon Ritchie	0	167,992	N/A	N/A	N/A	Nil	167,992
Jay Thornton	0	66,250	N/A	N/A	N/A	Nil	66,250

Total	0	1,155,505					1,155,505

Notes:

(1)	Represents the cash directors’ fees paid to the Non-Management Directors in 2019 which was $0 during 2019 as the Directors opted to take 100% DSUs.
(2)

Represents the grant date fair value of the DSUs issued to the Non-Management Directors in 2019 in lieu of cash directors’ fees otherwise payable to the directors, such grant date fair value being equivalent to the amount of the cash directors’ fees the DSUs were issued in lieu of.

(3)	Obsidian Energy did not grant in 2019, and has not granted since 2007, “option-based awards” to Non-Management Directors.
(4)	No amounts were earned by or paid to the directors in 2019 that were related to awards under non-equity incentive plans.
(5)	Obsidian Energy does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(6)

Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Obsidian Energy or a subsidiary of Obsidian Energy, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Obsidian Energy or a subsidiary of Obsidian Energy.

(7)	Mr. Faust was Interim President and CEO from March 18, 2019 to December 4, 2019 and did not receive DSU during that time.
(8)	Mr. Loukas is the Interim President and CEO from December 5, 2019 to the present date and does not receive DSUs in that role.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Obsidian Energy adopted the DSU Plan, which allows for the grant of DSUs to Non-Management Directors of Obsidian Energy. DSUs fall within the definition of “share-based award”. For more information regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Obsidian Energy has not granted any “option-based awards” to its Non-Management Directors since 2007 and the Stock Option Plan is currently suspended. However, if the Option Plan Amendment Resolution and the Unallocated Option Resolution are approved at the Meeting, the Board intends to resume using Option grants as a component of compensation for key personnel, including Non-Management Directors, subject to certain limitations. See “Matters to be Acted Upon at the Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options”.

The following table sets forth information regarding all share-based awards and option-based awards outstanding as at December 31, 2019 that were held by each individual who was serving as a Non-Management Director on such date.

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	Option-based Awards				Share-based Awards
Name	Number of Shares underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(2)
John Brydson	N/A	N/A	N/A	N/A	Nil	N/A	129,427
Raymond Crossley	N/A	N/A	N/A	N/A	Nil	N/A	108,624
Michael Faust	N/A	N/A	N/A	N/A	Nil	N/A	20,586
William Friley	N/A	N/A	N/A	N/A	Nil	N/A	96,851
Maureen Cormier Jackson	N/A	N/A	N/A	N/A	Nil	N/A	102,978
Edward Kernaghan	N/A	N/A	N/A	N/A	Nil	N/A	80,983
Stephen Loukas	N/A	N/A	N/A	N/A	Nil	N/A	86,067
Gordon Ritchie	N/A	N/A	N/A	N/A	Nil	N/A	109,101
Jay Thornton	N/A	N/A	N/A	N/A	Nil	N/A	53,186

Notes:

(1)	There were no Non-Management Directors who held “option-based awards” at December 31, 2019.
(2)

These figures represent the estimated aggregate value of outstanding DSUs held by the Non-Management Directors (all of which DSUs immediately vested upon issuance) as at December 31, 2019, calculated based on the closing price of the Shares on the TSX on December 31, 2019 of $0.93. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until either the departing Director chooses to cash in the DSU after their departure from the Board or ultimately on December 1 of the calendar year immediately following the year in which a Non-Management Director ceases to be a director of Obsidian Energy (the “Maturity Date”), with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table and related notes set forth the value of the DSUs that vested in 2019 under the DSU Plan that were held by each individual who served as a Non-Management Director in 2019. For details regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Obsidian Energy did not grant any “option-based awards” or “non-equity incentive plan” compensation to its Non-Management Directors in 2019.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
John Brydson	N/A	144,151	N/A
Raymond Crossley	N/A	154,000	N/A
Michael Faust	N/A	59,611	N/A
William Friley	N/A	146,500	N/A

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Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Maureen Cormier Jackson	N/A	145,000	N/A
Edward Kernaghan	N/A	130,000	N/A
Stephen Loukas	N/A	142,000	N/A
Gordon Ritchie	N/A	167,993	N/A
Jay Thornton	N/A	66,250	N/A

Notes:

(1)	No Non-Management Director held any option-based awards in 2019.
(2)

Represents the value of DSUs that vested in 2019. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until the Maturity Date, with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date. Further note that these values will not be equivalent to the grant date fair value of DSUs in the “Director Remuneration Data – Director Compensation Table” as vesting of DSUs occurs upon deposit and is therefore subsequent to the earning period, and dividends have accumulated since vesting.

(3)	Obsidian Energy did not in 2019, and does not as at June 15, 2020, have any non-equity incentive plans in which Non-Management Directors are eligible to participate.

OTHER BOARD INFORMATION

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT

The HRG&C Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the HRG&C Committee makes use of one or more of the following, which are reviewed and, if necessary, revised, on an annual basis:

(i)	one on one Board performance discussions with the Chair of the HRG&C and/or Board,

(ii)	annual Board performance assessment survey,

(iii)	individual director peer feedback surveys, and

(iv)	individual director self-assessment skills/expertise matrix.

When completing the self-assessment skills/expertise matrix, each director is asked to indicate their self-assessment of expertise in the skill/expertise categories using the scale reflected below:

Category of Skill/Expertise	Self-Assessment Scale

1.  Oil and Gas Experience (technical oil and gas expertise, with particular focus on exploration and production)

2.  Capital Markets (particularly global debt and equity markets)

3.  Financial acumen or financial expert (including financial accounting and reporting, internal financial controls and taxation)

4.  Commodities Marketing

5.  Risk Management

6.  Compensation and Human Resources

7.  Health, Safety and Environmental

8.  Public Sector Experience (including government, regulatory organizations or non-governmental organizations)

9.  Public/Community Relations

10.  CEO / Senior Officer Experience with significant public or private company

1- Basic Knowledge/Experience 3 - Moderate Knowledge/Experience 5 - Advanced Knowledge/Experience

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11. Corporate Governance
12. Legal

Typically, every member of the Board completes either a Board performance assessment survey or the individual director peer feedback survey along with the individual director self-assessment skill/expertise matrix, alternating on an annual basis. This alternating approach allows directors to provide feedback regarding the effectiveness and performance of the Board one year, and discuss the respective contributions and performance of each Non-Management Director based on a number of factors and characteristics the next year. However, in connection with the review conducted for 2019, the Board opted to only conduct one on one Board performance discussions with the Chair of the HRG&C and the results of the discussions were then reported back to the Board and utilized by the HRG&C not only to identify areas for improvement in the performance of the Board and individual directors, but also as one of the factors considered when identifying and evaluating new Board nominees.

DIRECTOR ORIENTATION AND EDUCATION

Director Orientation Program

The Board provides new directors with director orientation materials consisting of various background documents of Obsidian Energy, and also provides access to all material corporate records, prior Board materials and the Board’s manual. Obsidian Energy’s director orientation program also includes a one-day session of management presentations and meetings providing specific information on various areas of Obsidian Energy’s business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process. The Board’s strategy session also serves as a useful orientation tool.

Director Continuing Education

Obsidian Energy has adopted Governance Guidelines that provide that, among other things, with the approval of the Human Resources, Governance & Compensation Committee or its designee, directors may, at the expense of Obsidian Energy, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Obsidian Energy’s business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	one or more strategic planning, update and/or technical overview sessions per year;

(b)	occasional site visits;

(c)	reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(d)	management presentations to the Board regarding a variety of matters; (e) presentations from external consultants; and

(f)	attendance at industry and governance related seminars.

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In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

BOARD MEMBERSHIP IN 2019

A total of eight (8) individuals served as directors of Obsidian Energy for the entire 2019 financial year, being Messrs. Brydson, Crossley, Faust, Friley, Kernaghan, Loukas and Ritchie and Ms. Cormier Jackson. In addition, Mr. Thornton served until his retirement on February 19, 2019 and Mr. French served until March 29, 2019 in connection with his departure.

OTHER DISCLOSURES FOR DIRECTOR NOMINEES

To the knowledge of management of Obsidian Energy, no proposed director of Obsidian Energy (nor any personal holding company of any such persons):

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Obsidian Energy), that:

(i)

was subject to: (A) a cease trade order (including a management cease trade order); (B) an order similar to a cease trade order; or (C) an order that denied the relevant company access to any exemption under securities legislation; in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

except with respect to those Orders described at the end of this section;

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Obsidian Energy) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of management of Obsidian Energy, no proposed director (or personal holding company of any proposed director) has been subject to:

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(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On July 29, 2014, Obsidian Energy announced that the Audit Committee of the Board was conducting a voluntary, internal review of certain of Obsidian Energy’s accounting practices and that certain of Obsidian Energy’s historical financial statements and related MD&A must be restated, which might result in the release of its second quarter 2014 financial results being delayed (which ultimately proved to be the case). Furthermore, and in conjunction with the announcement, the Corporation advised that its historical financial statements and related audit reports and MD&A should not be relied upon. As a result, the Alberta Securities Commission issued a Management Cease Trade Order on August 5, 2014 (the “ASC MCTO”) against, among others, Mr. Brydson. On September 18, 2014, Obsidian Energy filed restated audited annual financial statements for the years ended December 31, 2013 and 2012, restated unaudited interim financial statements for the three months ended March 31, 2014 and 2013, restated MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, and related amended documents. Obsidian Energy also filed its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and 2013 and the related MD&A and management certifications on September 18, 2014. Following such filings, the ASC MCTO was revoked on September 23, 2014.

COMPENSATION DISCUSSION & ANALYSIS

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE

The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Obsidian Energy, and to help investors understand how decisions about executive compensation are made at Obsidian Energy particularly in the context of the Corporation’s long-term strategy.

Shareholders have an opportunity to participate in a non-binding ‘say on pay’ advisory vote with respect to Obsidian Energy’s approach to executive compensation, as disclosed in this Information Circular. This is just one way Obsidian Energy engages its Shareholders and seeks input on its compensation practices. Obsidian Energy regularly engages with and welcomes feedback from Shareholders on this and other matters, and considers this feedback in determining appropriate executive compensation and pay for performance metrics going forward.

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS

Obsidian Energy’s Named Executive Officers (NEOs) are the individuals who served as Obsidian Energy’s Chief Executive Officer, Chief Financial Officer and the Corporation’s two other most highly compensated executive officers in 2019. In addition, the NEOs also include officers who left the Corporation during 2019. The NEOs and the positions held by each of them in 2019 are listed below:

Stephen Loukas	Interim President and Chief Executive Officer

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Peter Scott	Senior Vice President and Chief Financial Officer
Aaron Smith	Senior Vice President, Development & Operations
Mark Hawkins	Vice President, Legal, General Counsel & Corporate Secretary

Former Executives:

Michael Faust	Interim President and Chief Executive Officer (until December 4, 2019)
David French	President and Chief Executive Officer (until March 29, 2019)
David Hendry	Chief Financial Officer (until November 15, 2019)
Andrew Sweerts	Vice President, Business Development & Commercial (until November 15, 2019)

APPROACH TO EXECUTIVE COMPENSATION

Obsidian Energy’s executive compensation philosophy is to pay for performance. To that end, Obsidian Energy’s total compensation program for executives is designed toward equity-based compensation, which inherently links a significant portion of each executive’s compensation with Total Shareholder Return. The design also considers individual and organizational performance while striving for market-competitive pay and the ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary and short- and long- term incentives, are regularly assessed to ensure that they are competitive, reflect appropriate ties to individual, business unit and organizational performance, and support Obsidian Energy’s long-term strategies.

An important element of Obsidian Energy’s compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and overall organizational performance. As a result, Obsidian Energy’s executive officers, including the NEOs, have a greater proportion of their annual incentive awards based on organizational performance and success, while incentive compensation for employees at less senior levels has a more significant weighting on individual performance.

Executive Compensation Objectives

Obsidian Energy’s total compensation program uses fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Obsidian Energy’s total compensation program for its NEOs are as follows:

•	to align executives’ interests with those of Shareholders;
•	to ensure a performance-driven culture by aligning pay with performance by rewarding organizational success and individual contribution;
•	to attract and retain executives with a total compensation package at the median of the market and above market for superior organizational and individual performance; and
•	to manage the proportion of fixed versus variable compensation.

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Executive Compensation Overview

The table below describes the elements of Obsidian Energy’s 2019 executive compensation program:

Element	Nature	Description

Base Salary	Fixed	Compensates executives for their level of accountability and skills.

Short-Term Incentive Plan (STIP): Annual Cash Bonus(1)	Variable (“at risk”)

Rewards executives for organizational and individual performance in achieving annual financial and operational objectives.

Awards are determined based on a combination of corporate and individual performance with a payout range of 0% to a maximum payout of 200% of target short-term incentive.

Long-Term Incentive Plan (LTIP): Performance Share Units (PSU)(2) Restricted Share Units (RSU)(3) Stock Options(4)	Variable (“at risk”)

Rewards executives for creating Shareholder value and achieving specific financial and operational results.

Future payout in either cash or Shares between 0% and 200% contingent upon shareholder returns relative to a peer group of companies over the performance period of three years.

Future payments in either cash or Shares based on the value of an Obsidian Energy Share at the time of vesting. Each grant of RSUs vests one-third per year over three years.

Value is realized as the price of Shares exceeds that of the stock option grant price. Awards vest one-quarter per year over four years and expire at five years. The Board of Directors wishes to re-instate the Stock Option Plan and is requesting that Shareholders approve certain amendments to the plan and the unallocated Options issuable pursuant to the plan at the Meeting. See “Matters to be Acted Upon at the Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options”.

Benefits and Perquisites: Savings Plan(5) (in lieu of any pension plan)	Fixed

Rewards executives for creating long-term Shareholder value while providing a more risk conscious and affordable alternative to a pension plan for Obsidian Energy. NEOs participate in the Savings Plan on the same terms as all other employees.

NEOs contribute up to 10% of salary which is matched 1x by Obsidian Energy and proceeds are used to purchase Shares or directed to an interest savings account.

Effective May 1, 2020, the 1x match by Obsidian Energy has been suspended for NEOs and all employees until further notice.

Other Benefits/Perquisites	Fixed	Group benefits plan for all employees. Executive health assessments for NEOs and other executives. Paid parking for NEOs and others.

Notes:

(1)	For additional details please refer to “Compensation Discussion & Analysis – Executive Compensation Review Process - Executive Compensation Peer Group and Benchmarking”.
(2)	For a more detailed description of the Award Plan, see “Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan”.
(3)	For a more detailed description of the Award Plan, see “Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan”.
(4)	For a more detailed description of the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.
(5)	For additional details please refer to “Compensation Discussion & Analysis – Approach to Executive Compensation – Description of Executive Compensation Elements – Employee Retirement/Savings Plan”.

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We continually look at our approach to executive compensation to ensure it is competitive with our industry peers and aligns the interests of management with those of Shareholders.

EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING

Each year, the total compensation for the NEOs is reviewed by the HRG&C Committee and compared to the total compensation for executives holding similar positions with members of a peer group of comparator organizations (the “Executive Compensation Peer Group”). In identifying the Executive Compensation Peer Group each year, emphasis is placed on Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity, and with whom we compete for executive talent.

Based mainly on the above criteria, a peer group of entities is identified and compensation data regarding the comparator entities is used as a factor in the review and consideration of appropriate levels and composition of compensation for Obsidian Energy’s executives.

Obsidian Energy targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Obsidian Energy in achieving superior organizational performance. The HRG&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual and organizational performance.

Following is the list of entities comprising the Executive Compensation Peer Group selected to assess Obsidian Energy’s 2019 total compensation for executives:

1. Athabasca Oil Corp.	10. Pengrowth Energy Corp.
2. Baytex Energy Corp.	11. Surge Energy Inc.
3. Bellatrix Exploration Ltd.	12. Tamarack Valley Energy Ltd.
4. Bonterra Energy Corp.	13. TORC Oil & Gas Ltd.
5. Cardinal Energy Ltd.	14. Whitecap Resources Inc.
6. Crew Energy Inc.	15. Yangarra Resources Ltd.
7. InPlay Oil Corp.
8. Kelt Exploration Ltd.
9. NuVista Energy Ltd.

In addition to the general considerations identified above, Obsidian Energy applied the following key principles when developing its Executive Compensation Peer Group for 2020:

•	Canadian energy companies;
•	Only exploration and production companies;
•	Operations focused primarily in Western Canada; and
•	Similar size and complexity.

In reviewing the Executive Compensation Peer Group for 2020, the Board determined that two companies were no longer suitable, as one company commenced proceedings under the Companies’ Creditors Arrangement Act, and the other was involved in a corporate transaction and is no longer

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operating as a separate entity. Accordingly, the two organizations were replaced with a more comparable organization.

2020 Executive Compensation Peer Group

Athabasca Oil Corp.	Companies removed from 2020 Peer Group
Baytex Energy Corp.	Bellatrix Exploration Ltd.
Bonterra Energy Corp.	Pengrowth Energy Corp. Cardinal Energy Ltd.
Crew Energy Inc.
InPlay Oil Corp.
Journey Energy Inc.*
Kelt Exploration Ltd.
NuVista Energy Ltd.
Surge Energy Inc.
Tamarack Valley Energy Ltd.
TORC Oil & Gas Ltd.
Whitecap Resources Inc.
Yangarra Resources Ltd.

*Companies added to 2020 Executive Compensation Peer Group

EXECUTIVE COMPENSATION DECISIONS FOR 2019

Base Salary Decisions for 2019

Base salaries are reviewed annually by the HRG&C Committee, taking into account:

•	comparative data for similar positions with respect to the Executive Compensation Peer Group;
•	assessments of individual and corporate performance;
•	the individual’s experience and skills;
•	scope of responsibilities of the particular role;
•	internal equity considerations regarding similar positions within the organization;
•	retention considerations;
•	inflation and other economic factors; and
•	recommendations from the President and CEO. Annual base salaries are recommended by the HRG&C Committee and approved by the Board early in each calendar year.

The HRG&C Committee reviewed the annual total compensation for each of the NEOs, and based on Executive Compensation Peer Group data, market conditions and internal equity, did not recommend an increase in base salary for any of the NEOs other than in connection with the in-year promotions for Mr. Smith and Mr. Hawkins. The Board, including its independent members, approved these recommendations.

The following table reflects the 2019 base salary decisions of the Board with respect to the NEOs. Further information is provided in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”.

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Name	2019 Annual Base Salary ($)	% Increase to 2019 Annual Base Salary Compared to 2018 Annual Base Salary
Stephen Loukas(1)	650,000	N/A
Peter Scott(2)	385,000	N/A
Aaron Smith(3)	290,000	11.5%
Mark Hawkins(4)	280,000	12%

Michael Faust(5)	650,000	N/A
David French(6)	400,000	0%
David Hendry(7)	290,000	0%
Andrew Sweerts(7)	280,000	0%

Notes:

(1)

Effective December 5, 2019, Mr. Loukas was appointed to the role of Interim President and Chief Executive Officer. The 2019 Annual Base Salary reflects his annualized salary for the year-ended December 31, 2019. The entirety of Mr. Loukas’s 2019 compensation is limited to his base salary and participating in Obsidian Energy’s market competitive benefits program. See “Breakdown of Executive Benefits and Perquisites in 2019” for additional details.

(2)

Effective December 2, 2019, Mr. Scott was appointed to the role of Senior Vice President and Chief Financial Officer. The 2019 Annual Base Salary reflects his annualized salary for the year-ended December 31, 2019.

(3)

Effective March 7, 2019, Mr. Smith was promoted to the role of Senior Vice President, Development & Operations. The 2019 Annual Base Salary reflects his annualized salary for the year-ended December 31, 2019, and the percentage increase to his 2019 Annual Base Salary is relative to his pre-promotion salary as Vice President, Development.

(4)

Effective November 20, 2019, Mr. Hawkins was promoted to the role of Vice President, Legal, General Counsel and Corporate Secretary. The 2019 Annual Base Salary reflects his annualized salary for the year-ended December 31, 2019, and the percentage increase to his 2019 Annual Base Salary is relative to his pre-promotion salary as General Counsel and Corporate Secretary.

(5)

Effective December 4, 2019, Mr. Faust completed his appointment as Interim President and Chief Executive Officer with Obsidian Energy. The 2019 Annual Base Salary reflects his annualized salary for the year-ended December 31, 2019.

(6)	Effective March 29, 2019, Mr. French left the employment of Obsidian Energy. The 2019 Annual Base Salary reflects his annualized salary for the year-ended December 31, 2019.
(7)	Effective November 15, 2019, Messrs. Hendry and Sweerts left the employment of Obsidian Energy. The 2019 Annual Base Salary reflects their annualized salaries for the year-ended December 31, 2019.

Effective May 1, 2020, the NEOs’ base salaries were reduced by 20% until further notice in response to the harsh economic and oil price conditions.

Cash Bonus Decisions for 2019

Each year, executive cash bonuses are independently reviewed and recommended by the HRG&C Committee and determined by the independent members of the Board, considering the following factors:

•	annual organizational performance assessment with respect to business goals and objectives and other achievements in the year;
•	Total Shareholder Return for the year, including relative to industry peers;
•	assessment of individual executive performance in the year;
•	market data with respect to anticipated awards by members of the Executive Compensation Peer Group under similar cash bonus plans; and
•	relative performance of Obsidian Energy in prior years and cash bonus awards to Obsidian Energy executives in such years.

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The HRG&C Committee and the Board exercise discretion in assessing overall performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas that might not be reflected by the pre-determined corporate performance measures. Obsidian Energy’s approach to cash bonuses for executives, with its relationship to overall corporate performance, emphasizes a “team” approach to success. Cash bonuses do, however, also reflect a consideration of individual performance.

Obsidian Energy’s annual cash incentive plan rewards NEOs based on actual performance achieved versus the approved annual targets in each of the corporate and individual annual incentive plan components.

None of the three individuals who served as CEO during 2019 received a bonus payment. For the other NEOs, corporate performance at target accounts for 75% of STIP award and individual performance at target accounts for 25% of the STIP award. The maximum annual bonus potential is capped at 200% of the STIP target. The Board, upon the recommendation of the HRG&C Committee, can use discretion to increase or decrease the STIP awards in light of Obsidian Energy’s actual performance for the year and any extenuating circumstances. The Board also has a formal 20% Board discretion component on the Corporation scorecard to take into account overall stewardship of the Corporation and other contributions to Company performance not expressly included in the defined corporate goals.

Measuring Corporate Performance

The HRG&C Committee sets financial and operational goals and measures at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each measure has a weighting and minimum (minimum level of performance required to be eligible for cash bonus), target and maximum (level of performance at which incentive award is capped) achievement levels.

At the end of the year, the HRG&C Committee assesses actual corporate performance based on performance outcomes and assigns a score for each measure. Based on such assessment, corporate component ranges from 0 to 150% of the STIP target.

Measuring Individual Performance

Individual performance is based on how well each NEO performs in their role and achieves goals set at the beginning of the performance year. The individual component ranges from 0 to 50% of the STIP target based on the assessment of individual performance.

Performance Assessment for 2019

In 2019, Obsidian Energy continued to focus on living within our financial means, cost reductions, and establishing a culture of high performance and continuous improvement. The following table identifies the performance measures the HRG&C Committee and the Board used to evaluate and assess our corporate performance in 2019, and their assessment of how we performed in 2019 relative to these performance measures. The performance measures focus on three key areas – Values, Delivery and Growth. Each focus area includes several key measures relevant to that area. To recognize the overall strong performance and delivery during 2019, the Board awarded its discretionary component, at target value, resulting in an overall corporate performance score of 137%.

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Corporate Goals – Year End Results(1)	Weighting	Minimum Target	Target	Maximum Target	Year End Results	Score 0-200% of Weighting	Contribution
Values	20%
Total Recordable Injury Frequency	5%	0.56	0.40	0.24	0.17	10%
Lost Time Injury Frequency	5%	0.16	0.08	0.00	0.00	10%	40%
Pipeline failures per 1,000 kms of pipe	10%	1.26	1.03	0.80	0.69	20%
Delivery	35%
Oil production (bbl/d, annual average)	20%	15,450	16,050	16,650	15,930	16%
Expense budget(2) (Opex + G&A, $/boe)	15%	$16.80	$16.00	$15.20	$15.70	21%	37%
Growth	25%
Development program oil production (bbl/d, annual average)	10%	900	1,100	1,300	1,105	10%
1 P Reserves Replacement	10%	70%	85%	100%	140%	20%	40%
2P Reserves Replacement	5%	90%	100%	110%	139%	10%
Discretionary	20%	0%	20%	40%	20%	20%	20%

Corporate Performance Score							137%

Notes:

(1)	Corporate targets may be adjusted by the Board to give effect to asset acquisitions and divestitures, curtailment or capital adjustments.
(2)	Expense budget is pre-IFRS impact

2019 Cash Bonus Awards

The table below displays the calculation of the cash bonus awards for the NEOs for 2019 performance as determined by the Board in February 2020.

Name	Base Salary at Dec 31, 2019	Corporate Score	Individual Score	Actual Bonus Award	2019 Cash Bonus Award (% of Actual 2019 Base Salary)
Stephen Loukas(1)	650,000	N/A	N/A	0	N/A
Peter Scott(2)	385,000	137%	100%	41,000	128%
Aaron Smith(3)	290,000	137%	150%	239,400	84%
Mark Hawkins(4)	280,000	137%	150%	174,900	70%

Notes:

(1)	Pursuant to Mr. Loukas’ employment contract with Obsidian Energy, he was not eligible for a 2019 Cash Bonus Award.
(2)	Effective December 2, 2019, Mr. Scott commenced employment with Obsidian Energy. The 2019 Cash Bonus Award has been prorated to reflect his 2019 Obsidian Energy service.

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(3)	Effective March 7, 2019, Mr. Smith was promoted to the role of Senior Vice President, Development & Operations. The 2019 cash bonus award has been pro-rated to reflect the in-year promotion.
(4)

Effective November 20, 2019, Mr. Hawkins was promoted to role of Vice President, Legal, General Counsel and Corporate Secretary. The 2019 cash bonus award has been pro-rated to reflect the in-year promotion.

PSU and RSU Grant Decisions for 2019

In 2019, pursuant to the Award Plan, employees, including the NEOs, may be provided with an initial grant of PSUs and RSUs, respectively, upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. PSUs and RSUs may also be granted from time to time in connection with the promotion of an employee, including a NEO. Additional PSUs and RSUs are also granted annually to certain employees, including the NEOs, as a long- term incentive and retention tool. These annual grants of PSUs and RSUs are assessed by the HRG&C Committee each year beginning with a review of recommendations from management. In determining long-term incentive grants to NEOs, the HRG&C Committee and the Board consider market data from Mercer regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities, as well as overall corporate performance in the prior year and each executive’s individual skills and capabilities. The HRG&C Committee and the Board also consider previous PSU, RSU and Option grants made to NEOs when considering new PSUs and RSUs grants.

The mix of PSUs, RSUs and Options (no Options were granted in 2019) rewards executives for creating Shareholder value and achieving specific financial and operational results. NEOs will only realize value from Options when the share price exceeds the grant price over a sustained period of time. Any payout from the PSUs is dependent on successfully meeting shareholder return metrics relative to a peer group of companies over a three year period. Proceeds from the RSU grant will be directly linked to the share price at the time of vesting.

In March 2019, the HRG&C Committee recommended, and the independent members of the Board unanimously approved, the PSU and RSUs granted to the NEOs, based on target grant date fair values. The PSUs and RSUs granted to each of the NEOs are reflected in the following tables, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”.

Mr. Loukas has not been awarded any PSUs or RSUs for his interim assignment. The grant of long term incentives to Mr. Scott was deferred to the 2020 annual grant and will be discussed in Obsidian Energy’s 2021 Management Information Circular.

PSUs

Name	Number of PSUs Granted in 2019	Grant Date Fair Value of PSUs Granted(1)	Grant Date	Vesting Date
Aaron Smith	29,029	$79,249	March 18, 2019	December 31, 2021
Mark Hawkins	6,406	$17,488	March 18, 2019	December 31, 2021

David Hendry(2)	29,029	$79,249	March 18, 2019	November 15, 2019
Andrew Sweerts(2)	22,929	$62,596	March 18, 2019	November 15, 2019

Notes:

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(1)	Represents the grant date fair value based on the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date of grant.
(2)	In accordance with the Award Plan, all PSUs held by Messrs. Hendry and Sweerts expired on the date of their departure.

RSUs

Name	Number of RSUs Granted in 2019	Grant Date Fair Value of RSUs Granted(1)	Grant Date	Vesting Date
Aaron Smith	29,029	$79,249	March 18, 2019	One-Third each on March 18, 2020 – 2022
Mark Hawkins	19,219	$52,468	March 18, 2019	One-Third each on March 18, 2020 – 2022

Michael Faust(2)	92,857	$240,500	April 8, 2019	December 4, 2019
David Hendry(3)	29,029	$79,249	March 18, 2019	November 15, 2019
Andrew Sweerts(3)	22,929	$62,596	March 18, 2019	November 15, 2019

Notes:

(1)	Represents the grant date fair value based on the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date of grant.
(2)	In accordance with Mr. Faust’s employment contract 69,843 of the RSUs held by Mr. Faust vested on the date of his departure, and the remainder were cancelled.
(3)	In accordance with the Award Plan, all RSUs held by Messrs. Hendry and Sweerts expired on the date of their departure.

2017 PSUs

There are not any remaining PSUs granted in 2017 which would normally have vested on December 31, 2019 and for which the performance period would have been the three year period ended December 31, 2019.

2018 PSUs

The table below identifies the current corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2018 (the “2018 PSUs”), which vest on December 31, 2020 and for which the performance period is the three year period ended December 31, 2020. These metrics were determined by the Board in March 2018.

Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting	Weighted PM	Weighted Performance Result(2)

Relative Total Shareholder Return(1) for the three year period ended December 31, 2020	Performance ranking below 25th percentile = 0.0	1.0	PM X 1.0 = A	0%
	Performance ranking equal to or greater than 25th percentile and below 50th percentile = straight line index to Relative Total Shareholder Return (0.25 to 0.99)
	Performance ranking equal to or greater than 50th percentile and below 90th percentile = straight line index to Relative Total Shareholder Return (1.0 to 1.99)

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Performance ranking at or above 90th percentile = 2.0

	1.0	RPF = A	0%

Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Obsidian Energy’s TSR relative to returns calculated on a similar basis on equity securities of members of Obsidian Energy’s performance group during the applicable performance period. The performance group for the purposes of calculating the RTSR for the 2018 PSUs is comprised of the following companies (subject to adjustment by the Board):

1. Athabasca Oil Corp.	9. Pengrowth Energy Corp.
2. Baytex Energy Corp.	10. Raging River Exploration Inc.
3. Bellatrix Exploration Ltd.	11. Spartan Energy Corp.
4. Bonterra Energy Corp.	12. Surge Energy Inc.
5. Cardinal Energy Ltd.	13. Tamarack Valley Energy Ltd.
6. Crew Energy Ltd.	14. TORC Oil & Gas Ltd.
7. Kelt Exploration Ltd.	15. Whitecap Resources Inc.
8. NuVista Energy Ltd.

(2)	“Weighted Performance Result” is based on metrics at December 31, 2019.

2019 PSUs

The table below identifies the current corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2019 (the “2019 PSUs”), which vest on December 31, 2021 and for which the performance period is the three year period ended December 31, 2021. These metrics were determined by the Board in March 2019.

Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting	Weighted PM	Weighted Performance Result(2)

Relative Total Shareholder Return(1) for the three year period ended December 31, 2021	Performance ranking below 25th percentile = 0.0	1.0	PM X 1.0 = A	0%
	Performance ranking equal to or greater than 25th percentile and below 50th percentile = straight line index to Relative Total Shareholder Return (0.25 to 0.99)
	Performance ranking equal to or greater than 50th percentile and below 90th percentile = straight line index to Relative Total Shareholder Return (1.0 to 1.99)

	Performance ranking at or above 90th percentile = 2.0

		1.0	RPF = A	0%

Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Obsidian Energy’s TSR relative to returns calculated on a similar basis on equity securities of members of Obsidian Energy’s performance group during the applicable performance period. The performance group for the purposes of calculating the RTSR for the 2019 PSUs is comprised of the following companies (subject to adjustment by the Board):

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1. Athabasca Oil Corp.	9. NuVista Energy Ltd.
2. Baytex Energy Corp.	10. Pengrowth Energy Corp.
3. Bellatrix Exploration Ltd.	11. Surge Energy Inc.
4. Bonterra Energy Corp.	12. Tamarack Valley Energy Ltd.
5. Cardinal Energy Ltd.	13. TORC Oil & Gas Ltd.
6. Crew Energy Ltd.	14. Whitecap Resources Inc.
7. InPlay Oil Corp.	15. Yangarra Resources Ltd.
8. Kelt Exploration Ltd.

(2)	“Weighted Performance Result” is based on metrics at December 31, 2019

Breakdown of Executive Benefits and Perquisites in 2019

All of our employees, including the NEOs, participate in a market competitive benefits program, which includes forms of insurance, extended health and dental coverage, short and long term disability coverage, health spending account and emergency travel assistance.

The NEOs are offered a limited number of perquisites to maintain market competitiveness and to assist them in carrying out their responsibilities. These perquisites include parking and access to executive health medical services.

The table below reflects the breakdown of benefits and perquisites provided to the NEOs in 2019:

	Perquisites			Other Compensation Generally Available to Employees				Total All Other Compensation ($)
Named Executive Officer	Parking ($)	Other Perquisites ($)(1)	Total ($)	Life/Health Insurance Premiums ($)		Savings Plan Contributions ($)	Total ($)
Stephen Loukas	Nil	Nil	Nil	Nil	(2)	4,458	4,458	4,458
Peter Scott	473	Nil	473	Nil	(2)	3,208	3,208	3,681
Aaron Smith	6,930	5,140	12,070	1,137		28,455	29,592	41,662
Mark Hawkins	Nil	Nil	Nil	1,137		24,947	26,084	26,084

Michael Faust	3,552	Nil	3,552	852		46,792	47,644	51,196
David French	1,733	3,200	4,933	284		10,000	10,284	15,217
David Hendry	6,064	3,200	9,264	1,042		25,375	26,417	35,681
Andrew Sweerts	6,064	3,200	9,264	1,042		24,500	25,542	34,806

Notes:

(1)	In the case of all NEOs, reflects amounts paid for and resulting from executive health assessments, if elected.
(2)	In the case of Messrs. Loukas and Scott, while life/health insurance coverage was effective upon hire in December 2019, the corresponding premiums were not due until January 2020.

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Key Employee Retention Plan (“KERP”)

Given the market conditions that existed for the Company during 2019, including the initiation of a formal process to explore strategic alternatives, the Board determined that it was in the best interests of the Company to implement a program specifically designed to retain certain key employees, including certain NEOs (the “KERP Participants”), for the duration of the strategic alternatives process. The Board therefore established the KERP, pursuant to which the KERP Participants would be paid a cash retention award (“KERP Award”) if they committed to continuing their employment with the Company for at least one year.

Specifically, under the KERP, the KERP Participants will be paid a KERP Award on the earlier of: (i) a specified date in the future (which in all cases is approximately one year from the date that the KERP Award was granted); (ii) termination by the Company of the KERP Participant’s employment without just cause; or (iii) immediately prior to the occurrence of a “Change of Control” of the Company (the “Payment Date”). For the purposes of the KERP, Change of Control has the meaning ascribed thereto in the Company’s Award Plan, and also means any insolvency, bankruptcy or receivership type proceeding with respect to the Company occurring or being commenced against it or any similar event. If a KERP Participant is terminated by the Company for just cause or the KERP Participant resigns from the Company prior to the Payment Date, the KERP Participant’s entitlement to the KERP Award is immediately forfeited.

The table below sets out the KERP Awards granted to the NEOs who are employees of the Company as at June 15, 2020 and the outside Payment Dates for such awards. As at June 15, 2020, no KERP Awards have been paid by the Company to the NEOs (or any other KERP Participants).

Name	KERP Amount ($)	Payment Date unless triggered earlier
Peter Scott	350,000	November 20, 2020
Aaron Smith	350,000	July 1, 2020
Mark Hawkins	350,000	July 1, 2020

Pension Plan Benefits

Obsidian Energy does not have a pension plan in which NEOs participate that provides for payments or benefits at, following, or in connection with retirement, such as a defined benefit plan or a defined contribution plan. Instead, Obsidian Energy offers contributions to the Savings Plan as described in the “Executive Compensation Overview”. In addition, Obsidian Energy does not have any deferred compensation plans in which NEOs are eligible to participate.

EXECUTIVE COMPENSATION REVIEW PROCESS

Role of the Human Resources, Governance and Compensation Committee

The HRG&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HRG&C Committee’s mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

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(a)

the overall compensation philosophy, guidelines and plans for Obsidian Energy employees and executives, including in respect of base salaries, short- and long-term incentive plans, benefit plans and perquisites, as well as short- and long-term corporate goals and objectives and other performance measures;

(b)

the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity-based or long-term incentive compensation and other terms of employment of the executive officers and CEO; and

(c)	corporate goals and objectives relevant to CEO compensation and the evaluation of the CEO’s performance in light of such goals and objectives.

Composition and Independence of the Human Resources, Governance and Compensation Committee

The current members of the HRG&C Committee as at June 15, 2020 are Messrs. Friley, Crossley, Kernaghan and Ms. Cormier Jackson.

The HRG&C Committee mandate requires that each member of the committee be independent in accordance with the definition of “independent” director in NI 58-101. All members of the HRG&C Committee in 2019 and as at June 15, 2020 have been determined by the Board to be independent directors within the meaning of NI 58-101. None of the members of the HRG&C Committee in 2019 and as at June 15, 2020 is an officer, employee or former officer of Obsidian Energy or of any subsidiaries of Obsidian Energy.

Consistent with best practices, all of the committee members have experience in executive compensation by virtue of their experience as directors, former directors, senior officers or former senior officers of large public and private companies. The Board believes that the HRG&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The HRG&C Committee formally met two times in 2019, held “in-camera” sessions with external advisors as required, and held “in-camera” sessions without the presence of management at the start and/or end of each meeting.

Role of Human Resources Management

In fulfilling its mandate, the HRG&C Committee receives information from Obsidian Energy’s human resources management team (“HR Management”). HR Management prepares materials for the HRG&C Committee regarding the compensation of Obsidian Energy’s executive officers. In addition, HR Management works closely with members of our senior executive team in developing compensation recommendations for executives, including the Named Executive Officers, and works with the HRG&C Committee Chair and the Corporate Secretary to plan HRG&C Committee meetings.

External Compensation Consultant

Since 2001, Obsidian Energy has retained Mercer (Canada) Limited (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”), as an external consulting company to provide advice and information in relation to the compensation of Obsidian Energy’s executives and other employees, including peer compensation data. In 2019 and 2020, Mercer provided support to the HRG&C Committee to formulate compensation recommendations to the Board for Obsidian Energy’s

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executives, including the NEOs, through the provision of benchmark market data, and attendance at a number of HRG&C Committee meetings as well as other discussions to review market trends and issues, including certain “in-camera” portions of meetings, as invited by the HRG&C Committee.

In reviewing the HRG&C Committee’s proposed engagement of Mercer, the HRG&C Committee considered all factors relevant to Mercer’s independence from the Corporation’s management, including the following:

(a)

the provision of other services to Obsidian Energy by Mercer and MMC affiliates, and specifically the retention by Obsidian Energy of the services of Mercer with respect to non-executive compensation matters and other general compensation consulting advice and the services of Marsh Canada, a subsidiary of MMC, as its insurance broker and claims advocacy consultant, to assist with placing Obsidian Energy’s third-party liability business interruption, property and directors’ and officers’ liability coverage and advancing insurance claims, for which Marsh earns commission-based fees;

(b)	the fees paid by Obsidian Energy to Mercer and MMC (see the table entitled “Fees Paid to Mercer and its Affiliates in 2018 and 2019 below for a summary of such fees);

(c)

the policies and procedures of Mercer that are designed to prevent conflicts of interest, including that: (i) the individual consultant receives no incentive or other compensation based on the fees charged to Obsidian Energy for other services provided by Mercer or any of its affiliates; (ii) the individual consultant is not responsible for selling other Mercer or affiliate services to Obsidian Energy; and (iii) Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with Obsidian Energy in rendering his or her advice and recommendations;

(d)

confirmation that no business or personal relationships existed (other than past executive compensation engagements and the proposed executive compensation engagement) between a member of the HRG&C Committee and Mercer, MMC or the individual executive compensation consultant at Mercer;

(e)	confirmation that the individual executive compensation consultant at Mercer did not own any Shares; and

(f)

the business relationships of Obsidian Energy management with Mercer and MMC discussed above, and confirmation that no other business or personal relationship between Mercer, MMC or the individual executive compensation consultant at Mercer and any executive officer of Obsidian Energy exists.

Neither the Board nor the HRG&C Committee is required to pre-approve other services that Mercer or its affiliates provide to the Corporation at the request of Obsidian Energy management. However, based on all of the factors relevant to Mercer’s and the individual executive compensation consultant’s independence from management as discussed above, the Board and the HRG&C Committee are satisfied that the advice received from Mercer and the individual executive compensation consultant is objective and not influenced by Mercer’s or its affiliates’ relationship with Obsidian Energy.

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Fees Paid to Mercer and its Affiliates in 2018 and 2019

	Fees Paid
Description	2019	2018
Mercer (Executive-Compensation Related Fees)	$12,846	$61,997
All Other Fees:
Mercer (all other fees)	$9,300	$10,780
Marsh Canada (mainly insurance brokerage and claims advocacy related services)	$172,098	$182,767

Total Paid to Mercer and its affiliates	$194,244	$255,544

MANAGING COMPENSATION RISK

The Board has overall responsibility for risk oversight for Obsidian Energy, with a focus on the most significant risks facing Obsidian Energy, including strategic, operational and reputational risks. The Board conducts one or more strategic planning and review meetings with management per year, and a large component of each of these meetings is devoted to risk assessment and management. The Board’s risk oversight process includes oversight of management’s risk assessment and mitigation processes and is assisted by the work of the committees of the Board in carrying out their mandates.

The HRG&C Committee reviews strategic, operational and reputational risks in connection with compensation matters and considers the implications of each on our compensation program in making recommendations to the Board. These risks are managed by employing specific strategies aimed towards balancing and reducing compensation-related risks.

The main risk management strategies employed by the Board to manage executive compensation related risk are the design of the executive compensation program itself, which includes a balanced pay mix, incentives tied to the short, medium and long term, a long term incentive program with a sizable stock component, quantitative and qualitative performance goals, the use of minimum Share ownership requirements for executives, and the adoption in March 2015, which was amended in March 2016 and March 2018, of an Executive Incentive Compensation Recoupment Policy (the “Recoupment Policy”).

At-Risk Compensation

The significant portion of Obsidian Energy’s executive compensation being “at-risk” helps to discourage executives from taking inappropriate or excessive risks. In particular, the inherent alignment between executive interests and the interests of Shareholders offered by the equity-based compensation component of Obsidian Energy’s compensation program limits circumstances in which executives might take inappropriate or excessive risks that would benefit their compensation at the expense of Obsidian Energy or its Shareholders. The vesting of Option, PSU and RSU awards over time further encourages executives to focus on Total Shareholder Return over the longer term.

In establishing compensation programs, one of the HRG&C Committee’s objectives is to design programs that reward performance relative to industry peers and align the interests of Management with those of Shareholders. The HRG&C Committee seeks to achieve this objective by, among other things:

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•	Assessing corporate performance based on Total Shareholder Return;

•

Giving the Board discretion to adjust overall compensation depending on various circumstances, further demonstrated by the Board’s formal 20% discretionary measure of the corporate bonus program in 2019;

•	Ensuring that there is a mix of equity vehicles that are subject to both time- and performance-vesting conditions across different time horizons;

•	Granting PSUs with overlapping cycles to reduce risk of manipulation of any one-year performance;

•

Determining cash bonuses based on achievement against a balanced, diversified mix of performance measures. (The performance measures include a focus on health and safety, operational, sustainability and financial targets. As the value of both components of executives’ “at-risk” compensation is strongly linked Total Shareholder Return, we believe that the significant weighting of executive compensation toward these “at-risk” components serves as an effective risk management tool);

•	Incorporating absolute caps on cash bonuses to reduce the chances of unnecessary risk taking; and

•

Discouraging inappropriate or excessive risk-taking behaviours through minimum share ownership requirements and a compensation recoupment policy for executives that further align executive and Shareholder interests.

Executive Incentive Compensation Recoupment Policy

In March 2015, we augmented our compensation risk management strategy with the adoption of the Recoupment Policy, which was amended in March 2016 and March 2018. The Recoupment Policy applies to the President and Chief Executive Officer and all officers reporting directly to him or her (each an “Executive” for the purposes of this section only), and provides that in the event that:

(a)	Obsidian Energy makes a restatement of its financial statements due to its material noncompliance with any applicable financial reporting requirement under securities laws;

(b)	an Executive of Obsidian Energy engaged in willful misconduct or fraud which caused or significantly contributed to the restatement; and

(c)

the Executive received an “Overcompensation Amount” (being the portion of the executive officer’s incentive compensation relating to the year(s) subject to the restatement which is in excess of the incentive compensation that the Executive would have received for such year(s) if the incentive compensation had been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Executive);

then the Board may, on the recommendation of the HRG&C Committee, determine and recover the Overcompensation Amount from the Executive. The full text of the Recoupment Policy is available on the Corporation’s website at www.obsidianenergy.com.

Anti-Hedging

Obsidian Energy directors, officers and employees may not knowingly, directly or indirectly: (a) sell a security of Obsidian Energy if they do not own or have not fully paid for the security; (b) buy or sell a call or put in respect of a Obsidian Energy security; or (c) purchase financial instruments (including

54	OBSIDIAN ENERGY 2020 MANAGEMENT PROXY CIRCULAR

prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of Obsidian Energy equity securities granted as compensation or held, directly or indirectly, by the director, officer or employee. However, Obsidian Energy directors, officers and employees may sell a Share which they do not own if they own another security convertible into Shares or an option or right to acquire Shares sold and, within 10 days after the sale, they: (i) exercise the conversion privilege, option or right and deliver the Share to the purchaser; or (ii) transfer the convertible security, option or right, if transferable to the purchaser.

Executive Equity Ownership Requirements

Under the Director and Executive Share Ownership Policy, each executive of Obsidian Energy (including each NEO) is required to meet and maintain ownership of the applicable minimum value of Shares. On March 6, 2018, the Board decided to increase the shareholder requirements of the non-CEO NEOs to 2.0 times salary from 1.0 time. The NEOs will have the latter of (i) March 6, 2021; or (ii) five years from their appointment to their executive position to satisfy this requirement.

In calculating the value of Shares owned, all Shares owned, directly or indirectly, by the executive are included, including any Shares acquired pursuant to the exercise of Options and not subsequently sold. Options held, but which have not been exercised, are excluded for the purpose of calculating the value of Shares owned. PSUs held by the executives are also excluded from the calculation. However, unvested RSUs (the total of which is less the anticipated tax withholdings based on using RSU vested shares to remit tax obligations) held by the executives under the Awards Plan are included in the calculation.

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs who were employees of Obsidian Energy as at June 15, 2020 (excluding any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2019) and value-at-risk statistics for the applicable NEOs of Obsidian Energy as at June 15, 2020 (excluding the impact of any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2019). For equity holdings for Mr. Stephen Loukas, please see “Information Concerning the Board and Director Nominees – Director Equity Ownership Requirements – Director Equity Ownership”.

Name	Shares(1) (#)	Unvested RSUs held under the Awards Plan(2) (#)	Value at Risk Amount(3) ($)	Value at Risk as multiple of base salary(4) (#)	Share Ownership Required (minimum value at risk as a multiple of base salary)	Complies with Applicable Executive Equity Ownership Requirement
Peter Scott	0	0	Nil	0	2.0 times	Yes(5)
Aaron Smith	13,851	18,809	36,206	0.12	2.0 times	Yes(5)
Mark Hawkins	14,701	15,326	122,373	0.44	2.0 times	Yes(5)
	Average value at risk as multiple of base salary:				0.19 times
	Total value at risk as multiple of total base salaries:				0.17 times

Notes:

(1)

Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each NEO as at XX, 2020, based on information reported on SEDI, and excluding any Shares that may have been acquired by the NEO, directly or indirectly, under the Savings Plan since December 31, 2019. Messrs. Faust, French, Hendry and Sweerts were not included in this table, as they were not an employee of Obsidian Energy as at June 15, 2020.

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(2)	Total unvested RSUs held under the Awards Plan, the total of which is less the anticipated tax withholdings based on using RSU vested shares to remit tax obligations.
(3)	“Value at Risk Amount” reflects the original share price of the held Shares plus the value of the unvested RSUs based on the closing price of $0.55 of the Shares on the TSX on June 15, 2020.
(4)	“Value at Risk as multiple of base salary” reflects the “Value at Risk Amount” for the NEO divided by the 2019 annual base salary for the NEO.
(5)	Mr. Scott has until December 2, 2024, Mr. Smith until July 9, 2023, and Mr. Hawkins until November 20, 2024 to meet their applicable executive equity ownership requirement.

EXECUTIVE COMPENSATION DATA

Summary Compensation Table for 2017-2019

The following table provides a summary of all direct and indirect compensation provided to our NEOs for, or in connection with, services they have provided to Obsidian Energy and its subsidiaries in the three most recently completed financial years.

Name and principal position	Year	Salary(1) ($)		Share-based awards(10)(11) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)			Pension value(14) ($)	All other compensation ($)(15)	Total compensation ($)(20)
						Annual incentive plans(12)		Long-term incentive plans(13)
Stephen Loukas
Interim President and Chief Executive Officer(15)	2019	44,583	(2)	Nil	Nil	Nil		N/A	N/A	4,458	49,041

Peter Scott
Senior Vice President and Chief Financial Officer	2019	32,083	(3)	Nil	Nil	41,000	(3)	N/A	N/A	3,681	76,764

Aaron Smith
Senior Vice President,	2019	284,545		158,498	Nil	239,400		N/A	N/A	41,662	724,105
Development & Operations	2018	124,166	(4)	181,495	Nil	60,400	(4)	N/A	N/A	19,316	385,377

Mark Hawkins Vice President, Legal, General Counsel & Corporate Secretary	2019	249,466	(5)	69,956	Nil	174,900	(5)	N/A	N/A	26,084	520,406
	2018	216,250		102,574	Nil	69,200		N/A	N/A	28,168	416,192
	2017	188,667		100,538	Nil	62,800		N/A	N/A	29,287	381,292

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Name and principal position	Year	Salary(1) ($)		Share-based awards(10)(11) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value(14) ($)	All other compensation ($)(15)		Total compensation ($)(20)
						Annual incentive plans(12)	Long-term incentive plans(13)
Michael Faust Former Interim President and Chief Executive Officer	2019	467,916	(6)	240,500	Nil	Nil	N/A	N/A	137,139	(16)	845,555

David French Former President and Chief Executive Officer	2019	100,000	(7)	Nil	Nil	Nil	N/A	N/A	46,370	(17)	146,370
	2018	400,000		932,568	Nil	183,700	N/A	N/A	62,429		1,578,697
	2017	400,000		643,247	Nil	405,000	N/A	N/A	72,262		1,520,509

David Hendry Former Chief Financial Officer	2019	253,750	(8)	158,498	Nil	Nil	N/A	N/A	65,935	(18)	478,183
	2018	290,000		495,815	Nil	95,900	N/A	N/A	48,662		930,377
	2017	289,625		465,192	Nil	165,400	N/A	N/A	55,706		975,923

Andrew Sweerts Former Vice President, Business Development & Commercial	2019	245,000	(9)	125,192	Nil	Nil	N/A	N/A	123,245	(19)	493,437
	2018	280,000		391,627	Nil	77,100	N/A	N/A	47,412		796,139
	2017	280,000		449,000	Nil	142,500	N/A	N/A	54,262		925,762

Notes:

(1)	Represents the dollar value of cash base salary each NEO earned during the respective year.
(2)	Mr. Loukas was appointed Interim President and Chief Executive Officer effective December 5, 2019. His annual salary was prorated based on his length of service in 2019.
(3)	Mr. Scott was appointed Senior Vice President and Chief Executive Officer effective December 2, 2019. His annual salary and cash bonus amounts were prorated based on his length of service in 2019.
(4)	Mr. Smith was appointed Vice President, Development effective July 9, 2018. His annual salary and cash bonus amounts were prorated based on his length of service in 2018.
(5)	Mr. Hawkins was promoted to Vice President, Legal, General Counsel and Corporate Secretary on November 20, 2019. His 2019 annual salary and cash bonus amounts reflect this in-year promotion.
(6)

Mr. Faust was appointed Interim President and Chief Executive Officer effective March 18, 2019 until his departure on December 4, 2019. His annual salary was prorated based on his length of service in 2019.

(7)	Mr. French departed on March 29, 2019. His annual salary was prorated based on his length of service in 2019.
(8)	Mr. Hendry departed on November 15, 2019. His annual salary was prorated based on his length of service in 2019.
(9)	Mr. Sweerts departed on November 15, 2019. His annual salary was prorated based on his length of service in 2019.
(10)

Reflects the estimated grant date fair value of the applicable PSUs assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the five days preceding the date of grant, plus the estimated grant date fair value of the applicable RSUs based on the volume weighted average trading price of the Shares on the TSX for the five days preceding the date of grant.

(11)

Compared to previously disclosed estimated grant date fair values for 2018 and 2017, the values disclosed herein may be slightly off due to rounding as a result of the previously disclosed Share Consolidation of seven (7) old Shares for one (1) new Share, as approved on June 5, 2019.

(12)	Represents annual cash bonus awards earned by the NEO in the respective year.
(13)	No amounts were earned by the NEO in 2017, 2018 or 2019 for services performed during the respective year that are related to awards under long-term non-equity incentive plans.

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(14)	Obsidian Energy does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(15)

Represents the dollar value of all other compensation received by each NEO in the respective year that is not reported in any other column of the table. See “Compensation Discussion & Analysis - Executive Compensation Decisions for 2019 – Breakdown of Executive Benefits and Perquisites in 2019” for details.

(16)

In addition to the amounts discussed in note 6 above, Mr. Faust was provided $52,507 in relocation assistance for his tenure as Interim President and Chief Executive Officer in Calgary, Alberta, and in connection with his departure effective December 4, 2019, Mr. Faust was paid $33,436 for accrued and unused vacation.

(17)	In addition to the amounts discussed in note 7 above, in connection with his departure effective March 29, 2019, Mr. French was paid $31,153 for accrued and unused vacation.
(18)	In addition to the amounts discussed in note 8 above, in connection with his departure effective November 15, 2019, Mr. Hendry was paid $30,254 for accrued and unused vacation.
(19)	In addition to the amounts discussed in note 9 above, in connection with his departure effective November 15, 2019, Mr. Sweerts was paid $88,439 for accrued and unused vacation.
(20)	Represents the dollar value of each NEO’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.

Outstanding Share-Based Awards and Option-Based Awards

Obsidian Energy granted “share-based awards” in the form of PSUs and RSUs to its NEOs in 2019 pursuant to the Award Plan. Awards were not granted to Stephen Loukas and Peter Scott in 2019. For details regarding the Award Plan, see “Compensation Discussion & Analysis - Executive Compensation Decisions for 2019 – PSU and RSU Grant Decisions for 2019” and “Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan”.

There were no “option-based awards” that Obsidian Energy granted to its NEOs in 2019 and the Stock Option Plan is currently suspended. However, if the Option Plan Amendment Resolution and the Unallocated Option Resolution are approved at the Meeting, the Board intends to resume using Option grants as a component of compensation for key personnel, including NEOs. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”. For details regarding proposed amendments to the Stock Option Plan and the reactivation of the plan, see “Matters to be Acted Upon at the Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options”.

Long-Term Incentive Awards Outstanding at December 31, 2019

The following table sets forth information regarding all PSUs, RSUs and Options outstanding as at December 31, 2019 that were held by each NEO serving as such on that date.

		Option-based Awards				Share-based Awards
Name	Grant Year	Number of Shares underlying unexercised Options (#)	Option exercise price	Option expiration dates	Value of unexercised Options(1) ($)	Number of Share-based awards not vested(2) (#)	Market or payout value of Share-based awards not vested(3) ($)	Market or payout value of vested Share-based awards not paid out or distributed(4) ($)
Stephen Loukas	Nil	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Peter Scott	Nil	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Aaron Smith	2019	Nil	N/A	N/A	Nil	58,058	51,381	Nil
	2018	Nil	N/A	N/A	Nil	17,856	15,785	Nil

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		Option-based Awards				Share-based Awards
Mark Hawkins	2019	Nil	N/A	N/A	Nil	25,625	22,742	Nil
	2018	Nil	N/A	N/A	Nil	8,007	7,126	Nil
	2017	Nil	N/A	N/A	Nil	2,248	2,001	Nil
	2016	5,286	$8.40	March 29, 2021	Nil	Nil	Nil	Nil
	2015	1,800	$12.67	March 19, 2020	Nil	Nil	Nil	Nil

Notes:

(1)

The value of unexercised Options held at December 31, 2019 has been calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2019 of $0.93 per Share and the exercise price of the applicable Options.

(2)	Represents the aggregate number of PSUs and RSUs held by the NEO that had not vested at December 31, 2019.
(3)

The estimated value of each PSU that had not yet vested at December 31, 2019 assumes target performance is achieved (i.e. RPF of 1.0) and is based on the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2019 of $0.88. The estimated value of each RSU that had not yet vested at December 31, 2019 is based on the volume weighted average trading price of Shares on the TSX for the five days ending December 31, 2019 of $0.89.

(4)	No Share-based awards had vested and had not been paid out as at December 31, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the PSUs, RSUs and Options that vested in 2019 that were held by each NEO, and the value of cash bonuses granted to each NEO in respect of the 2019 financial year.

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(4)
Stephen Loukas	N/A	N/A	N/A
Peter Scott	N/A	N/A	41,000(5)
Aaron Smith	N/A	3,572	239,400
Mark Hawkins	Nil	26,502	174,900

Michael Faust	N/A	TBD(3)	Nil
David French	N/A	110,427	Nil
David Hendry	Nil	53,510	Nil
Andrew Sweerts	Nil	48,221	Nil

Notes:

(1)

Represents the aggregate dollar value that would have been realized if the Options that vested in 2019 had been exercised on the respective vesting dates of such Options. The amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the exercise price of the applicable Options.

(2)

Represents the aggregate dollar value all RSUs that vested in 2019. The value of each RSU that vested is based on (i) the volume weighted average trading price of the Shares on the TSX for the five days immediately preceding the vest date. No PSUs vested in 2019.

(3)

This amount also includes the value of 69,843 RSUs that vested in 2019 upon Mr. Faust’s departure as Interim President and Chief Executive Officer but were not paid out pursuant to securities laws in connection with the ongoing strategic alternative process blackout. The value of these RSUs will be calculated based on the volume weighted average trading price of Shares on the TSX for the five days preceding the payout date, when appropriate.

(4)	Reflects 2019 cash bonus amounts awarded.

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(5)	Effective December 2, 2019, Mr. Scott commenced employment with Obsidian Energy. The 2019 Cash Bonus Award has been prorated to reflect his 2019 Obsidian Energy service.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of securities authorized for issuance under Obsidian Energy’s equity compensation plans as at December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	1,281,880	10.41	1,821,108
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	1,281,880	10.41	1,821,108

Notes:

(1)	Reflects the number of Shares to be issued upon vesting/exercise of outstanding Restricted Share Units, Performance Share Units (at RPF of 1.0) and Options as at December 31, 2019.
(2)	Reflects the weighted-average exercise price of outstanding Options.
(3)

The number of Shares that could be issued under Obsidian Energy’s equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see “Summaries of Equity Compensation Plans – Stock Option Plan” and “Summaries of Equity Compensation Plans – Restricted and Performance Share Unit Plan”. Of the 1,821,108 available securities, 1,654,746 are available for issuance under the Award Plan, which is the only plan from which future grants had not been suspended as at December 31, 2019.

Burn Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Shares outstanding for the financial year, is set forth in the following table:

	Burn Rate
Financial Year Ending December 31	Stock Option Plan	Restricted and Performance Share Unit Plan
2017	Nil(1)	0.89%
2018	Nil(1)	1.49%
2019	Nil(1)	1.53%

(1)	Stock Options were not granted in 2017, 2018 and 2019.

PERFORMANCE GRAPH

The following graph illustrates Obsidian Energy’s cumulative Total Shareholder Return during the five most recently completed financial years, assuming that $100 was invested in Common Shares on the first day of the five-year period, compared to the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Oil and Gas Exploration and Production Index. In each case it has been assumed that distributions and dividends paid have been reinvested.

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	($)	2015 ($)	2016 ($)	2017 ($)	2018 ($)	2019 ($)
Obsidian Energy	100	48.15	97.53	64.20	20.99	5.47
S&P/TSX Composite Total Return Index	100	91.68	111.01	121.11	110.34	135.59
S&P/TSX Oil and Gas Exploration and Production Index	100	65.39	99.72	84.34	54.33	57.57
Total Compensation for NEOs (millions)(1)		7.04	8.66	5.37	5.00	3.15

Notes:

(1)

The total compensation for NEOs reflects the total compensation in CDN$ (millions) for the NEOs reported in the respective year of disclosure. Total compensation includes base salary, short and long term incentive awards (grant date fair value) and all other compensation, but excludes any retirement allowances or other payments made in connection with a NEO’s departure in any applicable year.

Obsidian Energy’s HRG&C reviews total NEO compensation with pay for performance in mind. Our total NEO compensation has generally been consistent with shareholder experience given that a large portion of it is tied to Share price performance. Overall, total NEO compensation has decreased year over year as the Share price has decreased. The exception was in 2016 when Obsidian Energy experienced an executive transition in the CEO position resulting in an increase in NEO compensation for that year largely due to granting long-term incentives to the original executive early in the year and then granting additional long-term incentives to the arriving CEO later in 2016.

SUMMARIES OF EQUITY COMPENSATION PLANS

EMPLOYEE RETIREMENT/SAVINGS PLAN

As of January 1, 2011, Obsidian Energy established an amended and restated Employee Retirement/Savings Plan (the “Savings Plan”) for all employees of Obsidian Energy, including the NEOs, to provide a means by which employees can save for their retirement and at the same time, enhance and develop the interest of the employees in the growth and development of Obsidian Energy by

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providing them with the opportunity to acquire an increased ownership interest in Obsidian Energy through the purchase of Shares. Obsidian Energy does not have a pension plan for its executives or any other employees that provides for payments or benefits at, following or in connection with retirement. Instead, the Savings Plan is offered as an alternative that Obsidian Energy believes is a competitive yet affordable means for Obsidian Energy to help ensure market competitiveness in the attraction and retention of talented executives and other employees. Based on publicly available data, Obsidian Energy believes that the total benefit to executives and other employees under the Savings Plan is competitive with total retirement benefits offered by organizations of the Executive Compensation Peer Group.

Under the Savings Plan in 2019, each employee may elect to contribute not less than 1 percent and not more than 10 percent of their base annual salary to the Savings Plan (the “Employee’s Contribution”). For each one dollar ($1.00) contribution to the Savings Plan by an employee, Obsidian Energy contributes $1.00 on behalf of the employee (“Obsidian Energy’s Contribution”). Each month, an independent trustee acquires, on behalf of the employee, Shares through the TSX using the Employee’s Contribution and Obsidian Energy’s Contribution for that month.

The Savings Plan also provides that an employee may elect to direct, in that employee’s discretion, that the Employee’s Contributions and related Obsidian Energy Contributions be deposited in an investment vehicle designated by Obsidian Energy, such as an investment savings account or money market fund to be administered by Obsidian Energy or its agent, rather than such contributions being used to acquire Shares. Historically, most of Obsidian Energy’s NEOs have elected to invest in Shares under the Savings Plan. Therefore, the description of the Savings Plan below is in respect of the “Equity Component” of the Savings Plan.

The Board determined in April 2020 that in light of the very challenging and persistent commodity price environment, to suspend the Obsidian Energy employer match portion of the Employee Retirement Savings Plan effective May 1, 2020, until further notice.

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

The following is a summary of the Award Plan as of December 31, 2019 and as of the Record Date. No amendments were made to the Award Plan during 2019. On June 3, 2020, the Board approved amendments to the Award Plan effective as of the date of the Meeting. One of these amendments is subject to the receipt of Shareholder approval at the Meeting and the remainder are not. At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve the Award Plan Amendment Resolution approving the Proposed Award Plan Amendment. For a description of the proposed amendments to the Award Plan, see (i) “Matters to be Acted Upon at the Meeting – Approval of Amendments to Award Plan and Unallocated Share Unit Awards”, and (ii) Appendix E to this Information Circular, which sets forth the full text of the proposed Amended Award Plan and is marked to show all of the amendments that are proposed to be made to the Award Plan in its current form.

The Award Plan is meant to enhance the alignment of our executives’ and other employees’ interests with those of our Shareholders by providing an additional element of compensation based on the market performance of our Shares.

The purpose of the Award Plan is to promote a proprietary interest in the Corporation and greater alignment of interests between officers, employees and consultants of the Corporation and the

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shareholders, provide a compensation system for such officers, employees and consultants that are reflective of their responsibility and to assist the Corporation in attracting and retaining experienced individuals. The Award Plan is administered by the Board (which may delegate its authority to one of its committees), which has authority to interpret the Award Plan, including any questions in respect of any Share Unit Awards granted thereunder. The Share Unit Awards granted under the Award Plan are not assignable.

Under the Award Plan, Share Unit Awards may be granted in respect of Shares provided that the aggregate number of Shares reserved for issuance under the Award Plan does not exceed 3.9% of the aggregate number of issued and outstanding Shares.

Notwithstanding any other provision in the Award Plan, Share Unit Awards may be granted to officers, employees and consultants of the Corporation (each, a “Grantee”) provided: (i) the number of Shares issuable to Insiders at any time, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Shares; and (ii) the number of Shares issued to Insiders within any one year period, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Shares. As of June 15, 2020, the Corporation’s issued and outstanding Shares were 73,022,321. Directors who are not employees of the Corporation or any affiliate of the Corporation are not eligible to receive Share Unit Awards under the Award Plan.

Share Unit Awards initially have a notional value equivalent to the value of a Share. RSU Awards vest on the first, second and third anniversaries of the date of grant, and are paid out within 30 days of the vesting date, unless otherwise determined by the Board at the time of grant, and subject to certain other events described below. No payment may be made upon settlement of an RSU Award on a date following December 31 of the third calendar year following the year in which the RSU Award was granted (the “Expiry Date”). Upon vesting, each RSU Award will be paid out at the election of the Board in cash, or by purchase of Shares or by the issuance of Shares. If paid out in cash each RSU Award will have a value equal to the weighted average Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Shares notionally underlying the RSU Award, as adjusted for dividends paid on the Shares while such RSU Award was outstanding. If the Board elects to pay out the RSU Awards by buying the Shares, Obsidian Energy will purchase the number of fully paid and non-assessable Shares underlying such RSU Awards, subject to adjustment for dividends, from the open market. If the Board elects to pay out the RSU Award in Shares, Obsidian Energy will issue the number of fully paid and non-assessable Shares underlying such RSU Award, subject to adjustments for dividends.

PSU Awards vest on the later of the completion of the Performance Period applicable to such PSU Award and the third anniversary of the date of grant of such PSU Award and are paid out within 90 days of the vesting date, unless otherwise determined by the Board at the time of grant and subject to certain other events described below. No payment may be made upon settlement of the PSU Award on a date following the Expiry Date. At the time of payout, the Board will apply a “Payout Multiplier” to a PSU Award which may increase or decrease the number of Shares notionally underlying such PSU Award. The Payout Multiplier may range from zero to 2.0 and will be based on Obsidian Energy’s performance during the Performance Period

Upon vesting, each PSU Award will be paid out in cash or Shares at the election of the Board. If paid out in cash, each PSU Award will have a value equal to the weighted average Share price on the TSX

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for the five Trading Days immediately prior to the payment date multiplied by the number of Shares notionally underlying the Share Unit Award, as adjusted for the Payout Multiplier and dividends paid on the Shares while such PSU Award was outstanding. If the Board elects to pay out the PSU Award in Shares, Obsidian Energy will issue the number of fully paid and non-assessable Shares notionally underlying such PSU Awards as adjusted for the Payout Multiplier and dividends paid on the Shares while such PSU Award was outstanding. In addition, the Board may elect to settle PSU Awards by purchasing Shares on the TSX and providing such Shares to the holder of such PSU Awards.

Under the Award Plan, in case of a Grantee’s death, we will make a cash payment or issue Shares to such employee’s legal representatives in respect of all Share Unit Awards held by the Grantee at the date of death (and all unvested Share Unit Awards will be deemed to have vested as of the date of death), and the Payout Multiplier applicable to any PSU Awards held by the Grantee at the time of death shall be determined by the Board in its sole discretion. In addition, if a Grantee ceases to be an officer, employee or consultant of Obsidian Energy due to a termination for cause or as a result of a voluntary resignation, all Share Unit Awards granted to such Grantee under the Award Plan will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee as at the date such Grantee ceased to be an officer, employee or consultant (the “Cessation Date”). If a Grantee ceases to be an officer, employee or consultant of Obsidian Energy due to a termination not for cause, all Share Unit Awards granted to such Grantee under the Award Plan which have not otherwise vested within 90 days following the Cessation Date will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee. If a Change of Control occurs prior to the date on which the Corporation pays cash or issues Shares to the Grantee in respect of an outstanding Share Unit Award and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, the Payment Date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, the Payment Date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. All of these provisions are subject to any alternative arrangements that may be contained in a separate Share Unit Award Agreement or employment agreement between the Corporation and a particular Grantee.

If the Corporation completes a transaction or a series of transactions whereby substantially all of the Shares or substantially all of the Corporation’s property or assets become the property or assets of another person (the “Continuing Entity”) the Corporation and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Share Unit Awards remain outstanding following the completion of the transactions and the Continuing Entity will assume all covenants and obligations of the Corporation under the Award Plan, the outstanding Share Unit Awards and the Share Unit Award Agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of the Corporation under the Award Plan, and Obsidian Energy shall be relieved of its obligations thereunder.

Pursuant to the terms of the Award Plan, the Board may, at any time, without the approval of the Shareholders suspend, discontinue or amend the Award Plan or a Share Unit Award made thereunder provided that unless a holder of Share Unit Awards otherwise agrees, the Board may not suspend, discontinue or amend the Award Plan or amend any outstanding Share Unit Award in a

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manner that would adversely alter or impair any Share Unit Award previously granted to such holder. Further, the Board may not, without the approval of the Shareholders, amend the Award Plan or a Share Unit Award to: (i) increase the percentage of issued and outstanding Shares that are available to be issued pursuant to granted and outstanding Share Unit Awards; (ii) increase the number of Shares that may be issued to Insiders of the Corporation under the Award Plan; (iii) permit non-employee directors to be eligible recipients under the Award Plan or in any other way permit non-employee directors to become eligible to receive Share Unit Awards under the Award Plan; (iv) extend the Expiry Date of any Share Unit Award granted under the Award Plan; (v) permit the transfer or assignment of Share Unit Awards; or (vi) amend the amendment provisions of the Award Plan.

DATA REGARDING OUTSTANDING SHARE UNIT AWARDS

The table below reflects the numbers of Share Unit Awards outstanding as at December 31, 2019 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at December 31, 2019	Number outstanding as a percentage of issued and outstanding Shares as at December 31, 2019
Share Unit Awards	1,192,702	1.63%

STOCK OPTION PLAN

The following is a summary of the Stock Option Plan as of December 31, 2019 and as of the Record Date. No amendments were made to the Stock Option Plan during 2019. On June 3, 2020, the Board approved amendments to the Stock Option Plan effective as of the date of the Meeting. Some of these amendments are subject to the receipt of Shareholder approval at the Meeting and some are not. At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve the Option Plan Amendment Resolution approving the Proposed Option Plan Amendments. For a description of the proposed amendments to the Stock Option Plan, see (i) “Matters to be Acted Upon at the Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options”, and (ii) Appendix D to this Information Circular, which sets forth the full text of the proposed Amended Option Plan and is marked to show all of the amendments that are proposed to be made to the Stock Option Plan in its current form.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for executives and other employees. The attraction and retention of qualified personnel has been identified as one of the key risks to Obsidian Energy’s long- term strategic growth plan. The Stock Option Plan is intended to maintain Obsidian Energy’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders.

Grants: The Stock Option Plan provides that any officer or other employee of, or person or company engaged by, Obsidian Energy or any of its subsidiaries or affiliates (each a “Service Provider”) is eligible to participate in the Stock Option Plan and may be granted Options to purchase Shares from the treasury of Obsidian Energy from time to time thereunder, subject to the terms and limitations

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contained in the Stock Option Plan. The Stock Option Plan further expressly provides that Non- Management Directors of Obsidian Energy are not currently eligible to participate in the Stock Option Plan. Obsidian Energy’s corporate compensation practices are currently structured such that only employees of Obsidian Energy or any of its subsidiaries or affiliates are granted Options under the Stock Option Plan. This will change if Shareholders approve the Option Plan Amendment Resolution at the Meeting. See “Matters to be Acted Upon at the Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options”.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)

the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 4.25% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements;

(b)	the number of Shares issuable (or reserved for issuance) to insiders, at any time, under all security based compensation arrangements will not exceed 5% of the issued and outstanding Shares;

(c)	the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements will not exceed 2% of the issued and outstanding Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years shall not exceed 2.0%

(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year; and

(e)	Non-Management Directors of Obsidian Energy are not eligible to participate in the Stock Option Plan.

(Paragraphs	(a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

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Vesting: The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Board has determined that, until otherwise determined by the Board, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan) and within one (1) year of the Change of Control there is an event or events that constitute Good Reason (as defined in the Stock Option Plan) for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their employment upon providing Obsidian Energy with two (2) week’s advance written notice (the “Notice”). In the event the Optionee makes such election, all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90th day after the occurrence of such Notice except in the case of employees who have executive employment agreements, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Notice takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (the “Market Price”).

Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). The Board has determined that, until otherwise determined by the Board, Options will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Obsidian Energy, securities of Obsidian Energy may not be traded by certain persons as designated by Obsidian Energy (such period of time, a “Black-Out Period”) or within seven business days following the end of any Black- Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the

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number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Obsidian Energy, at any time, for the disposition and surrender by the Option holder to Obsidian Energy (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Obsidian Energy may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Obsidian Energy to the Option holder. For purposes of “Summaries of Equity Compensation Plans – Stock Option Plan”, “Fair Market Value” means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related Option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Management Directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions including to permit Non-Management Directors to participate in the Stock Option Plan; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

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Termination/Death: Unless Obsidian Energy and an Option holder agree otherwise in an Option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)

upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the Option holder shall no longer be a Service Provider by reason of termination without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated, and (II) the Termination Date;

(c)

if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)

if the Option holder shall no longer be a Service Provider by reason of the Option holder’s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned; and

(e)

if the Option holder is no longer a Service Provider by reason of the Option holder’s Retirement, such Option holder’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the Option holder from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with Obsidian Energy or its affiliates or

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subsidiaries at or after age 60, provided that the Option holder must have (A) provided continuous services to Obsidian Energy or its affiliates or subsidiaries for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with Obsidian Energy that is acceptable to it; or (ii) retirement from active employment or consultancy with Obsidian Energy or any of its affiliates or subsidiaries in circumstances where the Option holder has not reached the age of 60, but where the Option holder’s age plus the Option holder’s full years of service with Obsidian Energy or any of its affiliates or subsidiaries equals at least 70, provided that the Option holder must have (A) provided continuous services to Obsidian Energy or any of its affiliates or subsidiaries for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the Option holder has entered into a written agreement in respect of such retirement with Obsidian Energy that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing to maintain the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Obsidian Energy fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Obsidian Energy enters into any transaction or series of transactions whereby Obsidian Energy or all or substantially all of the assets of Obsidian Energy and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Obsidian Energy and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Obsidian Energy under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such

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Successor shall succeed to, and be substituted for, and may exercise every right and power of Obsidian Energy under the Stock Option Plan and Option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Obsidian Energy shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

DATA REGARDING OUTSTANDING OPTIONS

The table below reflects the numbers of Options outstanding as at December 31, 2019 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at December 31, 2019	Number outstanding as a percentage of issued and outstanding Shares as at December 31, 2019
Options	89,178	0.12%

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Obsidian Energy or a change in a Named Executive Officer’s responsibilities (other than Messrs. Faust, French, Hendry and Sweerts).

NEO AGREEMENTS

Obsidian Energy has entered into employment contracts (the “NEO Agreements”) with each of its Named Executive Officers, with the exception of Mr. Stephen Loukas due to his interim assignment of President and Chief Executive Offer. The payment terms following Mr. Loukas’s assignment are detailed separately below. The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Obsidian Energy for cause; or (v) termination of the employment of the Named Executive Officer by Obsidian Energy other than for cause. Since Messrs. Faust, French, Hendry and Sweerts departed from Obsidian Energy effective prior to December 31, 2019, their NEO Agreements are not described below

Definitions

For the purposes of the disclosure under “Termination and Termination Upon Change of Control Benefits”, the following terms have the following meanings:

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“Annual Bonus” means an amount equal to either: (i) if the NEO has been employed by Obsidian Energy for two (2) years or more as of the Termination Date, the average of the annual bonus received by the Named Executive Officer in the two (2) year period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Obsidian Energy for a period of two (2) years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer’s year or partial year(s) of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the Stock Option Plan, the Award Plan or any other long-term incentive arrangements put into place by Obsidian Energy.

“Annual Compensation” means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the Stock Option Plan, the Award Plan or any other long- term incentive arrangements put into place by Obsidian Energy including the KERP where applicable) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to the Corporation’s contribution to NEO under the Savings Plan for the year.

“Annual Salary” means the Named Executive Officer’s annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

“Board” means the Board of Directors of Obsidian Energy Ltd.

“Change of Control” has the meaning ascribed thereto in the Stock Option Plan.

“Constructive Dismissal” means unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Obsidian Energy are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any other material reduction in the value of the Named Executive Officer’s Annual Compensation, benefits, plans and programs (excluding the Annual Bonus, Award Plan, Stock Option Plan and any other long term incentive arrangements put into place by the Corporation), except where all senior executives of Obsidian Energy are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

“Good Reason” shall mean any adverse change by Obsidian Energy and without the agreement of the Named Executive Officer in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Named Executive Officer, taken as a whole, are not at least substantially equivalent to those assigned to the Named Executive Officer immediately prior to such change or series of changes;

“PSUs” means any PSUs granted to the Named Executive Officer in 2018 and any years thereafter.

“RSUs” means any RSUs granted to the Named Executive Officer in 2017 and any years thereafter.

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“Termination Date” means the Named Executive Officer’s last day actively at work for Obsidian Energy, regardless of the reason for the cessation of employment.

Termination of Employment by Obsidian Energy Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer’s employment by Obsidian Energy as a result of Constructive Dismissal or other than for cause of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the “Retiring Allowance”) in the form of a cash payment equal to the product of a 1.5 factor multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance:

(a)

For the period up to and including the Termination Date, each Named Executive Officer will also receive all earned and unpaid pro-rata Annual Salary, accrued and unused vacation pay, along with a pro rata share of the bonus earned during the year, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365;

(b)

any unvested Options the Named Executive Officer holds to purchase Shares shall accelerate and vest on the Termination Date and the Named Executive Officer shall have ninety (90) days after the Termination Date to exercise such vested Options;

(c)

the Named Executive Officer shall be entitled to cash or Share payment for PSUs granted under the Award Plan in respect of certain outstanding PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:

(I)

the number of PSUs in respect of which the NEO shall receive a payment (collectively, the “Early Vested PSUs”) is, in respect of each grant of PSUs granted to the NEO, equal to the number of PSUs held by the NEO on the Termination Date multiplied by a fraction, the numerator of which shall be the number of whole or partial fiscal quarters that have elapsed from the beginning of the relevant performance period to the Termination Date, and the denominator of which shall be the total number of fiscal quarters in the performance period;

(II)

the amount of the payment for Early Vested PSUs is to be calculated in accordance with the Award Plan, on the basis that the relevant performance period shall be deemed to consist of only the period between the date of commencement of the performance period and the Termination Date;

(III)

the PSU Administrator, under the Award Plan, taking into consideration the performance of the NEO and the performance of Obsidian Energy in the period between the commencement of the performance period and the Termination Date, may determine in its sole discretion the RPF to be applied to any Early Vested PSUs held by the NEO (provided that the exercise of such discretion does not result in a lower payment than would otherwise be payable);

(IV)	the NEO shall forfeit for cancellation as of the Termination Date all PSUs that are not Early Vested PSUs, provided that the Board has the sole discretion to accelerate the vesting of all

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or any other Early Vested PSUs not vested pursuant to the foregoing, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower PSU award than would otherwise be payable); and

(d)

the Named Executive Officer shall be entitled to a cash or Share payment in respect of certain outstanding RSUs granted to the Named Executive Officer pursuant to the Award Plan (first granted to NEOs in 2016) in respect of which payment has not yet been made, where:

(I)	the number of RSUs in respect of which the Executive shall receive a cash or Share payment (as applicable) (collectively, the “Early Vested RSUs”) is equal to:

(i)	the number of unvested RSUs that would have vested during the ninety (90) day period following the Termination Date (the “90 Day Unvested Awards”); and

(ii)

the number of unvested RSUs other than the 90 Day Unvested Awards (the “Other Unvested Awards”) calculated pro rata based on the number of Other Unvested Awards multiplied by a fraction, the numerator of which shall be the number of whole or partial three (3) month periods that have elapsed from the relevant grant date to the Termination Date, and the denominator of which shall be twelve;

(II)

the Board has the sole discretion to accelerate the vesting of all or any other unvested RSUs not vested pursuant to clauses (d)(I)(i) and (ii) above, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower cash or Shares payment, as applicable, than would otherwise be payable);

(III)	any Early Vested RSUs shall be calculated and paid to the NEO in accordance with the Award Plan; and

(IV)	the NEO shall forfeit for cancellation as of the Termination Date all RSUs that are not Early Vested RSUs.

Termination Following a Change of Control

In the event of a Change of Control and provided the NEO remains employed with the Corporation on the date of such Change of Control, the Corporation shall provide the NEO with a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made to the NEO, conditional upon the Change of Control occurring, immediately prior to the effective time of the Change of Control, and the amount of the PSU award to be paid in respect of the outstanding PSUs shall be calculated in accordance with the Award Plan and the performance period shall end on the effective date of the Change of Control (or such other date as the Board determines) (collectively, the “PSU Award Payout”).

If the NEO’s employment is terminated without cause in connection with a Change of Control or within the six (6) months following a Change of Control, the payment date for all Share Unit Awards held by the NEO regardless of whether the vesting date has occurred, shall be the Termination Date and the payout multiplier applicable to all such Share Unit Awards shall be determined by the Board, acting reasonably.

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If within six (6) months of a Change of Control the NEO voluntarily resigns for an event or events which constitute Good Reason, the payment date for all Share Unit Awards held by the NEO regardless of whether the vesting date has occurred, shall be the Termination Date and the payout multiplier applicable to all such Share Unit Awards shall be determined by the Board, acting reasonably.

If there is a Change of Control and within one (1) year of the Change of Control there is an event or events that constitute Good Reason, the applicable Named Executive Officer shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason, to elect to treat the event or events constituting Good Reason as a without cause termination, such election to be effective no less than two weeks after providing notice to the Corporation. In the event the NEO makes such election, the Corporation shall pay the NEO the Retiring Allowance, the Award Plan Payout and the other payments described above under “Termination of Employment by Obsidian Energy Other than for Cause; Constructive Dismissal”. If the NEO makes the aforementioned election, the NEO has agreed that at the request of the Board, such NEO must continue his employment with Obsidian Energy for a period of up to six (6) months at the NEO’s then existing compensation package to assist in an orderly transition of management.

With respect to Messrs. Scott and Hawkins, in the event the Change of Control was on or before March 31, 2020 and the NEO made such election to terminate his employment for Good Reason, the Corporation would have paid the NEO two-thirds (2/3) of the Retiring Allowance and the payments outlined in the NEO Agreements, as applicable, in accordance with the term of the NEO Agreements. In the event the change of Control is after March 31, 2020 and the NEO makes such election to terminate his employment for Good Reason, the Corporation shall pay the NEO the Retiring Allowance and the payments outlined in the NEO Agreements, as applicable, in accordance with the terms of the NEO Agreements.

With respect to Mr. Scott, an incremental bonus payment equal to 100% of Mr. Scott’s then annual salary becomes payable upon a Change of Control, provided a corporate bonus pool is awarded for such calendar year.

Other Termination by the Named Executive Officer

Other than Mr. Loukas, each Named Executive Officer is entitled to terminate the Named Executive Officer’s employment with Obsidian Energy at the Named Executive Officer’s pleasure upon providing thirty (30) days’ prior written notice to such effect to Obsidian Energy. In such event, the Named Executive Officer shall not be entitled to any further compensation except for earned and unpaid salary, Employee Retirement/Savings Plan contributions and vacation pay accrued and owing up to and including the Termination Date.

Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Obsidian Energy and its affiliates. These confidentiality provisions survive for a specified period of time following the termination for any reason of a Named Executive Officer’s employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his NEO Agreement.

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Services during a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in its sole discretion, could in fact effect a Change of Control, or Obsidian Energy enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his NEO Agreement that he will not voluntarily leave the employ of Obsidian Energy or cease to be an officer of Obsidian Energy or its affiliates until the earlier of such time as: (i) that person has abandoned or terminated his steps to effect a Change of Control or the Board considers, in its sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

Executive Incentive Compensation Recoupment Policy

In each of the NEO Agreements (collectively, the “Recouped Executives”), the Recouped Executives agree to comply with the terms of the Recoupment Policy and irrevocably authorize Obsidian Energy to deduct from each Recouped Executives’ respective salaries, wages, vacation allowances, expenses reimbursements, severance and/or any other incentive compensation, all amounts relating to the portion of that Recouped Executive’s incentive compensation (including bonus, Options, PSUs and RSUs) relating to the year(s) subject to a restatement of Obsidian Energy’s financial statements due to its material non-compliance with any applicable financial reporting requirements (other than that caused by a change in applicable financial reporting requirements or applicable accounting rules or interpretations) which is in excess of the amount of incentive compensation that would have been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Recouped Executive.

TERMINATION BENEFITS FOR STEPHEN LOUKAS

Mr. Loukas’ employment and appointment as Interim President and Chief Executive Officer commenced as of December 5, 2019 for a three-month term ( the “Initial Term”), with an option (the “Option”) for up to three (3) additional one (1) month term (the “Option Term”) if agreeable to both parties. Unless Mr. Loukas’s employment is terminated earlier, such employment will cease at the conclusion of the Initial Term, or at the conclusion of the Option Term if the Option is exercised, with no further notice or termination pay owing to Mr. Loukas. As of the Record Date, Mr. Loukas’ employment is currently on a one month extension, based on the same consideration as previously negotiated, while a new contract is being negotiated to the end of the year.

In the event that the Corporation elects to terminate Mr. Loukas’s employment prior to the conclusion of the Initial Term, Mr. Loukas shall receive a retiring allowance equal to 50% of the pro-rata annual salary that he would have earned from the date of termination to the end of the Initial Term.

In the event that the Corporation elects to terminate Mr. Loukas’s employment prior to the conclusion of the Option Term, Mr. Loukas shall receive a retiring allowance equal to 50% of the pro- rata annual salary that he would have earned from the date of termination to the end of the Option Term.

Mr. Loukas shall be entitled to terminate his employment with the Corporation by providing sixty (60) days’ prior written notice. In such event, Mr. Loukas would not be entitled to any further

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compensation except for his pro-rata annual salary and vacation pay accrued and unpaid to the date of termination.

TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs (other than Messrs. Faust, French, Hendry and Sweerts) pursuant to their respective NEO Agreements and pursuant to Options, PSUs and RSUs held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2019.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2019, such as any Options, PSUs and RSUs that had already vested at such date. In addition, the table does not include information in respect of Messrs. Faust, French, Hendry and Sweerts because they departed Obsidian Energy prior to December 31, 2019. For details regarding any payments made to Messrs. Faust, French, Hendry and Sweerts in connection with their departure from Obsidian Energy, see “Compensation Discussion and Analysis – Executive Compensation Data – Summary Compensation Table” and “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Options and/or PSUs and/or RSUs Triggered by Termination(1) ($)	Payment Pursuant to Key Employee Retention Plan(2)	Total ($)
Stephen Loukas	Termination Without Cause(3)	59,166	Nil	Nil	59,166
	Termination With Cause(4)	Nil	Nil	Nil	Nil
	Change of Control(5)	59,166	Nil	Nil	59,166
	Retirement / Resignation(6)	Nil	Nil	Nil	Nil

Peter Scott	Termination Without Cause(3)	721,875	Nil	350,000	1,071,875
	Termination With Cause (4)	Nil	Nil	Nil	Nil
	Change of Control(5)(7)(8)	866,250	Nil	350,000	1,216,250
	Retirement / Resignation(6)	Nil	Nil	Nil	Nil

Aaron Smith	Termination Without Cause(3)	859,938	31,802	350,000	1,241,740
	Termination With Cause(4)	Nil	Nil	Nil	Nil
	Change of Control(5)	859,938	67,166	350,000	1,277,104
	Retirement / Resignation(6)	Nil	Nil	Nil	Nil

Mark Hawkins	Termination Without Cause(3)	690,000	19,321	350,000	1,059,321
	Termination With Cause(4)	Nil	Nil	Nil	Nil
	Change of Control(5)(7)	460,000	12,881	350,000	822,881
	Retirement / Resignation(6)	Nil	Nil	Nil	Nil

Notes:

(1)

Reflects the value of: (i) accelerated vesting of 2018 and 2019 PSUs in accordance with the respective terms of each of the NEO Agreements, based on an assumed RPF of 1.0, the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2019 of $0.88, (ii) accelerated vesting of RSUs in accordance with the respective terms of each of the NEO Agreements, based on the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2019 of $0.89, and (iii) accelerated vesting of Options in accordance with the respective terms of each of the NEO Agreements, based on the aggregate dollar value that would have been realized if such Options had been exercised on December 31, 2019, using the difference between the closing price of the Shares on the TSX on December 31, 2019 of $0.93 and the exercise price of the applicable Options.

(2)	Per the KERP, the amounts become payable upon termination without just cause of the NEO or in the event of a change of control of the Company.

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(3)	Represents termination of the employment of the NEO by Obsidian Energy other than for cause or as a result of the Constructive Dismissal of the NEO.
(4)	Represents termination of the employment of the NEO by Obsidian Energy for cause.
(5)

Represents a Change of Control and the subsequent election by the NEO to terminate his employment for Good Reason, resulting in the NEO’s entitlement to benefits as if the NEO had been terminated by Obsidian Energy as a result of the Constructive Dismissal or other than for cause.

(6)	Represents voluntary retirement of the NEO in accordance with the retirement policies established for senior executives of Obsidian Energy or voluntary resignation of the NEO.
(7)

In the case of Messrs. Scott and Hawkins, the NEO’s entitlement is two-thirds of the calculated benefits if a Change of Control occurs on or before March 31, 2020. The disclosed values represent such discount at December 31, 2019.

(8)

In the case of Mr. Scott, an incremental bonus payment equal to 100% of Mr. Scott’s then annual salary ($385,000 as at December 31, 2019) becomes payable upon a Change of Control, provided a corporate bonus pool is awarded for such calendar year. The disclosed value represents such a bonus being paid.

CONTINUOUS SHAREHOLDER ENGAGEMENT

Obsidian Energy views management accessibility as key in the Shareholder engagement process. Our management team is proactive in engaging investors around material announcements and quarterly earnings. Our management team, when it is prudent to do so, also attends several conferences throughout North America and Europe and participates in stand-alone marketing trips with representatives of various investment research firms. The goal of these conferences and marketing trips is to connect with the investment community and offer a platform for institutional shareholders to discuss the Corporation’s strategy with members of management. Furthermore, our management team engages with our retail shareholder base through regular telephone and e-mail correspondence.

Shareholders are also welcome to write or email the Investor Relations Department or any of the directors or executive officers of Obsidian Energy, care of the Investor Relations Department, using the contact information in the “Miscellaneous Matters - Additional Information” section of this Information Circular or on the Obsidian Energy website. The annual general meeting provides another excellent opportunity for dialogue.

MISCELLANEOUS MATTERS

Indebtedness of Directors and Executive Officers

Obsidian Energy is not aware of any individuals who are either current or former executive officers, directors or employees of Obsidian Energy or any of Obsidian Energy’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Obsidian Energy or otherwise) that is owing to (i) Obsidian Energy or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Obsidian Energy or any of its subsidiaries.

Obsidian Energy is not aware of any individuals who are, or who at any time during 2018 were, a director or executive officer of Obsidian Energy, a proposed nominee for election as a director of Obsidian Energy, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2018, indebted to Obsidian Energy or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2018 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Obsidian Energy or any of its subsidiaries.

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Interest of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of any Informed Person of Obsidian Energy, any proposed director of Obsidian Energy, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2019 or in any proposed transaction which has materially affected or would materially affect Obsidian Energy or any of its subsidiaries. “Informed Person” means: (i) a director or executive officer of Obsidian Energy; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Obsidian Energy; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Management of Obsidian Energy is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Obsidian Energy at any time since January 1, 2019, any proposed nominee for election as a director of Obsidian Energy, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of Obsidian Energy).

Additional Information

Additional information relating to Obsidian Energy is available on SEDAR at www.sedar.com. Financial information in respect of Obsidian Energy and its affairs is provided in Obsidian Energy’s annual audited comparative financial statements for the year-ended December 31, 2019 and the related management’s discussion and analysis. Paper copies of Obsidian Energy’s financial statements and related management discussion and analysis are available upon request from Obsidian Energy’s Investor Relations department at:

Address:	200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3
Telephone:	(888) 770-2633
Email:	investor_relations@obsidianenergy.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58 101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular and proxy statement. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Obsidian Energy is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board is, in effect, responsible for the overall stewardship and governance of Obsidian Energy, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Obsidian Energy’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Obsidian Energy’s corporate governance practices meet or exceed all applicable Canadian requirements.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

See “Information Concerning the Board and Director Nominees - Director Independence”.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See “Information Concerning the Board and Director Nominees - Director Independence”.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the current directors (seven of eight, or 88 percent) are independent. The Board has determined that following the Meeting, seven of eight (or 88 percent) of the directors will be independent, provided all of management’s nominees are elected to the Board.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See “Information Concerning the Board and Director Nominees - Other Public Company Board Memberships”.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the

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beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2019 is disclosed in “Information Concerning the Board and Director Nominees - Director Attendance Record”.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, Gordon Ritchie, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the HRG&C Committee, has developed broad terms of reference for the Chair of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See “Information Concerning the Board and Director Nominees - Director Attendance Record”.

2.	Board Mandate

(a)	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

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The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See “Other Board Information – Director Orientation and Education - Director Orientation Program”.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See “Other Board Information – Director Orientation and Education - Director Continuing Education”.

Obsidian Energy has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Obsidian Energy’s website at www.obsidianenergy.com.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Obsidian Energy, including directors, officers and employees, which is located on SEDAR at www.sedar.com, and on Obsidian Energy’s website at www.obsidianenergy.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the code by requiring annual certifications by its officers and senior financial management that they will comply with the code and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

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There were no material change reports filed since January 1, 2019 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of Obsidian Energy and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Obsidian Energy’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Human Resources, Governance & Compensation Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the Human Resources, Governance & Compensation Committee’s perception of the evolving needs of Obsidian Energy.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources, Governance & Compensation Committee is comprised of only independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Human Resources, Governance & Compensation Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members’ and the

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committee’s perception of the needs of Obsidian Energy. The committee also reviews the proposed director nominees for Obsidian Energy’s annual management proxy circular and recommends such director nominations for approval by the Board.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See “Remuneration of Directors”.

Compensation of Officers

See “Compensation Discussion & Analysis – Executive Compensation Review Process”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HRG&C Committee is composed entirely of independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HRG&C Committee has been delegated the responsibility to:

•

Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•

Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Obsidian Energy employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

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•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and grants of equity based or long-term incentive compensation for employees other than executive officers;

•

Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, based on the evaluation completed by the independent members of the Board on the CEO’s performance pursuant to the goals and objectives approved by those members, and make recommendations to the independent members of the Board regarding the Chief Executive Officer’s annual compensation, including salary, cash bonus any other short-term incentive compensation, and any grants of equity based or long-term incentive compensation;

•	Review and make recommendations to the Board respecting proposed appointments of officers of Obsidian Energy, including the terms of any executive employment agreements;

•	Review and report to the Board regarding succession plans for the Chief Executive Officer and other executive officers, including recruitment and training programs; and

•

Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Operations and Reserves Committee

Members: William A. Friley (Chair), Raymond Crossley, Edward Kernaghan and John Brydson, all of whom are independent directors.

The Operations and Reserves Committee assists the Board in fulfilling its oversight responsibilities relating to oil and natural gas reserves and resources data and health, safety, environmental and regulatory compliance matters. The main objectives of the Committee are to assist the Board in meeting its oversight responsibilities in respect of:

•	the selection and appointment of the qualified reserves evaluator(s) or auditor(s) engaged to report on Obsidian Energy’s reserves;

•	review of the reserves and resources data of the Corporation and procedures with respect to the reporting thereof;

•	the Corporation’s policies and practices with respect to matters of the environment, health and safety; and

•	compliance with applicable legislative, regulatory and corporate standards with respect to operations.

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Commercial Committee

Members: Michael Faust (Chair), Gordon Ritchie and Stephen Loukas, a majority of which are independent directors.

The Commercial Committee assists the Board in fulfilling its oversight responsibilities relating to reviewing and assisting development with management the material commercial contracts for the Corporation having potential impact on shareholder value, and reporting back to the Board.

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See “Other Board Information - Board Assessment and Nominations”.

10.

Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board’s objective is to be a balanced board made up of members with diverse characteristics, experience and tenure. In furtherance of that objective, the Board has implemented two primary mechanisms of board renewal: a retirement policy and an annual Board and director performance assessment process. For details regarding our director retirement policy, see “Information Concerning the Board and Director Nominees - Directors’ Term and Retirement Policy.” For details regarding our Board’s annual performance assessment process, see “Other Board Information – Board and Director Performance Assessment”. The Board has not adopted term limits for directors, as it believes that the director retirement policy and the annual performance assessment process are effective in achieving the appropriate level of renewal of the Board’s membership.

11.	Policies Regarding the Representation of Women on the Board

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Yes, the Board has adopted a written Diversity Policy relating to, among other things, the identification and nomination of women directors.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)	a short summary of its objectives and key provisions,

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The objective of Obsidian Energy’s Diversity Policy is to ensure that Obsidian Energy captures the business and economic potential that is derived from diversity at all organizational levels. Pursuant to the policy, in identifying suitable candidates for election to the Board, individual members of the Board and the Human Resources, Governance & Compensation Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination as directors.

(ii)	the measures taken to ensure that the policy has been effectively implemented,

Among other things, the executive search firms utilized by the Board to assist with the identification of candidates for nomination to the Board or appointment to the senior management team are selected, in part, on their proven ability to identify candidates of diverse backgrounds.

(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and

The Diversity Policy was adopted on March 11, 2015. As of the date hereof, one of Obsidian Energy’s eight directors is a woman.

(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The effectiveness of Obsidian Energy’s Diversity Policy is assessed through a thorough review of all potential candidates against clear criteria for the knowledge, experience, training and skills required to assist Obsidian Energy to capitalize on the opportunities available to it.

12.

Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

To ensure the success of Obsidian Energy, as it annually reviews succession and Board effectiveness, the Board is committed to actively recruit Board members from diverse backgrounds. In identifying suitable candidates for election to the Board, individual members of the Board and the Human Resources, Governance & Compensation Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination to our Board.

13.

Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Board recognizes that diversity within Obsidian Energy is essential for the growth and prosperity of the Corporation. When appointing an individual to the senior management team,

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the diversity of the entire organization is reviewed to ensure that Obsidian Energy benefits from the strategic and operational advantages of diversity.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Obsidian Energy has not adopted a target regarding women on its Board, as it believes that the use of objective criteria to identify Board nominees is in the best interests of Obsidian Energy and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Obsidian Energy has not adopted a target regarding women in executive officer positions, as it believes that the use of objective criteria to identify executives is in the best interests of Obsidian Energy and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

Not applicable.

(ii) the annual and cumulative progress of the issuer in achieving the target.

Not applicable.

15.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Assuming the election of management’s proposed nominees to the Board, Obsidian Energy’s Board will include one woman, representing 12.5% of the directors.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

None of Obsidian Energy’s executive officers are women at the present time, although women have held executive positions at Obsidian Energy in the past.

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Other Activities of the Board

The Board is responsible for the stewardship of the Corporation and its subsidiaries. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the long- term strategic direction of the Corporation; (ii) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (iii) the approval of capital expenditure budgets; (iv) the establishment of credit facilities; (v) any offers for Shares; (vi) any issuances of additional Shares; (vii) the determination of dividend policies; and (viii) establishing and administering the Stock Option Plan, Award Plan, and Savings Plan and any other equity-based and/or long-term compensation plans.

The Board, in part, performs its mandated responsibilities through the activities of its four current standing committees: the Audit Committee, the Commercial Committee, the HRG&C Committee and the Operations and Reserves Committee. The Board and its committees have access to senior management on a regular basis as Mr. Loukas, the Interim President and Chief Executive Officer is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the Human Resources, Governance & Compensation Committee have developed terms of reference for the Chair of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on its committees has a material relationship with Obsidian Energy that could reasonably interfere with the exercise of a director’s independent judgment (other than Mr. Loukas who holds a position on the Commercial Committee). The Chair of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See “Audit Committee Disclosures” in Obsidian Energy’s annual information form for the year ended December 31, 2019 for information regarding Obsidian Energy’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.obsidianenergy.com, for a copy of the Audit Committee’s mandate.

Code of Business Conduct and Ethics

Each year, Obsidian Energy distributes to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Obsidian Energy’s assets, reporting of illegal or unethical behaviour and other matters. Employees are encouraged and enabled to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns. Compliance affirmations are obtained annually for all executive and certain key financial and operational employees and for a broader group of Obsidian Energy’s staff. The code is available on Obsidian Energy’s website at www.obsidianenergy.com.

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Obsidian Energy Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, “Obsidian Energy”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

(a)	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

(b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic, Operating, Capital and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range operating plan for the Corporation’s business, which plans must:

•	be designed to achieve the Corporation’s principal objectives,

•	identify the principal strategic, operational, capital and financing opportunities and risk of the Corporation’s business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating, capital and financing plans;

•	review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•	approve the annual operating, and capital and financing plans, major acquisitions and dispositions of exploration and production projects and facilities;

Monitoring and Acting

•	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

•	approve the distribution policy of the Corporation;

•	periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

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•	monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental, health and safety laws;

•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation, its officers and employees; and

•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•

ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Obsidian Energy;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board’s stewardship for the preceding year; and

•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders of the Corporation and the public generally.

Governance

•	in consultation with the Chair of the Board, develop a position description for the Chair of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, among other things:

•	appointing a Chair of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•	review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board when and as appropriate;

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from the Audit, Operation and Reserves, Human Resources Governance and Compensation committees.

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Composition

•	The Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.

•

A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out their responsibilities.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Board members should offer their resignation from the Board to the Chair of the Human Resources, Governance & Compensation Committee following:

•	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•	change in personal circumstances which would reasonably reflect poorly on Obsidian Energy (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•	Non-Management Board members shall offer their resignation from the Board to the Chair of the Human Resources, Governance & Compensation Committee upon reaching age 70 and annually thereafter.

Meetings

•

The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the Non-Management Directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

•	There will also be an executive session of only independent directors held at least annually.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of Obsidian Energy and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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APPENDIX C

GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

Glossary

To help you in understanding this Information Circular, we use the following terms, which are defined as explained below.

“ABCA” means the Business Corporations Act (Alberta).

“Articles of Amendment” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation”.

“Award Plan” or “Restricted and Performance Share Unit Plan” means the restricted and performance share unit plan of Obsidian Energy, as amended and restated from time to time.

“Beneficial Shareholders” means Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary.

“Board” or “Board of Directors” means the board of directors of Obsidian Energy as it may be constituted from time to time.

“boe” means barrels of oil equivalent. See the “Oil and Gas Information Advisory” below for more information regarding barrels of oil equivalent.

“boe/d” means boe per day.

“Broadridge” means Broadridge Financial Solutions, Inc. and its affiliates.

“Canadian Holder” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation – Certain Canadian Federal Income Tax Consequences of the Share Consolidation”.

“Code” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation – Certain U.S. Federal Income Tax Consequences of the Share Consolidation”.

“CRA” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation – Certain Canadian Federal Income Tax Consequences of the Share Consolidation”.

“DSU” or “Deferred Share Unit” means a deferred share unit granted under the DSU Plan.

“DSU Plan” means the Deferred Share Unit Plan of the Corporation for Non-Management Directors.

“Early Vested PSU” has the meaning given to such term in “Termination and Change of Control Benefits - NEO Agreements”.

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“Early Vested RSU” has the meaning given to such term in “Termination and Change of Control Benefits - NEO Agreements”.

“equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment.

“Exchange Act” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation – Background to and Reasons for the Share Consolidation”.

“Executive Compensation Peer Group” has the meaning given to such term in “Executive Compensation Review Process - Executive Compensation Peer Group and Benchmarking”.

“Governance Committee” means the Governance Committee of the Board that was in place until March 6, 2018 when it was amalgamated with the Human Resources & Compensation Committee to become the HRG&C Committee.

“HRG&C Committee” means the Human Resources, Governance & Compensation Committee of the Board.

“incentive plan” means, for the purposes of applicable Canadian securities legislation, any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.

“Information Circular” means this management information circular and proxy statement dated June 15, 2020.

“Insider” has the meaning ascribed thereto in the Stock Option Plan or the Award Plan, as applicable, from time to time.

“Instrument of Proxy” means the form of proxy provided to registered Shareholders by the Corporation for use in respect of the Meeting.

“IRS” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation – Certain U.S. Federal Income Tax Consequences of the Share Consolidation”.

“KERP” means the key employee retention plan of Obsidian Energy.

“Management” means the management of Obsidian Energy.

“Management Director” means a director of Obsidian Energy who is also a full-time or part-time employee of Obsidian Energy. For greater clarity, Messrs. French, Faust and Loukas were the only Management Director in 2019 and as at June 15, 2020, Mr. Loukas is the only Management Director.

“Meeting” means the annual and special meeting of Shareholders to be held on Thursday, July 30, 2020, as it may be adjourned or postponed to which this Information Circular relates.

“Mercer” means Mercer (Canada) Limited, the external national consulting firm engaged to provide compensation advice to the HRG&C Committee, the Board and Management.

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“mmboe” means million barrels of oil equivalent. See the “Oil and Gas Information Advisory” below for more information regarding barrels of oil equivalent.

“Named Executive Officers” or “NEOs” means for 2019: David French, the President and Chief Executive Officer until March 29, 2019; Michael Faust, the Interim President and Chief Executive Officer from March 18, 2019 until December 4, 2019; Stephen Loukas, the Interim President from December 5, 2019 and onward; David Hendry, Chief Financial Officer until November 15, 2019; Peter Scott, Senior Vice President and Chief Financial Officer from December 2, 2019 and onward; Andrew Sweerts, the Vice President, Business Development & Commercial until November 15, 2019; Mark Hawkins, the Vice President, Legal, General Counsel and Corporate Secretary; and Aaron Smith, the Senior Vice President, Development and Operations. “Named Executive Officer” or “NEO” means any one of the Named Executive Officers.

“NI 58-101” means National Instrument 58-101 Disclosure of Corporate Governance Practices.

“non-equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan or portion of an incentive plan that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.

“Non-Management Director” means a director of Obsidian Energy who is not also an employee of Obsidian Energy.

“Obsidian Energy”, “Company”, “Corporation”, “we” or “our” means, prior to January 1, 2011, the Trust and its subsidiaries, and from and after January 1, 2011, Obsidian Energy Ltd. and its subsidiaries. The Corporation completed a name change from Penn West Petroleum Ltd. in June 2017.

“Option” means a right to purchase a Share issued under the Stock Option Plan.

“option-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

“Proxy Deadline” means 9:00 a.m. (Mountain Daylight Time) on July 28, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting.

“PSU” or “PSU Award” means a performance share unit issued under the Award Plan.

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Obsidian Energy’s Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of Obsidian Energy’s peer performance group during the applicable performance period.

“reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates. For information regarding our reserves, see our Annual Information Form for the year ended December 31, 2019 dated March 5, 2020 which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

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“RPF” means the relative performance factor of a PSU under the Award Plan.

“RSU” or “RSU Award” means an incentive award issued under the Award Plan.

“Savings Plan” means the Employee Retirement/Savings Plan of Obsidian Energy.

“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time.

“SEDI” means Canada’s System for Electronic Disclosure by Insiders.

“Share” means a common share in the capital of Obsidian Energy.

“Share Unit Award” means an RSU Award or a PSU Award, as the case may be.

“share-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.

“Share Consolidation” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation”

“Share Consolidation Resolution” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation”.

“Shareholder” or “You” means a person who owns, directly or indirectly, Shares of Obsidian Energy.

“STIP” means short term incentive plan.

“Stock Option Plan” means the stock option plan of Obsidian Energy, as amended and restated from time to time.

“Tax Act” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation – Certain Canadian Federal Income Tax Consequences of the Share Consolidation”.

“Tax Proposals” has the meaning given to such term in “Matters to be Acted Upon at the Meeting – Approval of Share Consolidation – Certain Canadian Federal Income Tax Consequences of the Share Consolidation”.

“Total Shareholder Return” or “TSR” means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period.

“TSX” means the Toronto Stock Exchange.

“Voting Instruction Form” means the voting instruction form provided to a Beneficial Shareholder for the purpose of obtaining the Beneficial Shareholder’s voting instructions in respect of the matters to be considered at the Meeting.

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Oil and Gas Information Advisory

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statement Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward- looking statements pertaining to, without limitation, the objectives of Obsidian Energy’s total compensation program for its NEOs; when it will be discussed and who could be eligible for 2020 annual grants of long term incentives; that it is in the Company’s best interests to resume using Option grants as a compensation for key personnel; that the Stock Option Plan and Award Plan are intended to maintain Obsidian Energy’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders; the intentions of the proposed amendments to the Stock Option Plan and the Award Plan; the consequences if Shareholders do not approve the Option Plan Amendment Resolution and/or the Unallocated Option Resolution; the timing for further approval of unallocated Option issuable pursuant to our Amended Option Plan if Shareholder approval is obtained at the Meeting; that is was in the best interests of the Company to seek Shareholder approval for a modest increase in the maximum number of Share Unit Awards issuable under the plan; the consequences if Shareholders do not approve the Award Plan Amendment Resolution and/or the Unallocated Share Unit Award Resolution; the timing for further approval of unallocated Awards issuable pursuant to our Amended Award Plan if Shareholder approval is obtained at the Meeting; and that our management is proactive in engaging investors around material announcements and quarterly earnings.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company

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anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing strategic alternatives review process, including the potential disposition of assets, on favorable terms or at all; the possibility that the Company does not qualify for one or more government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events, or that the impact of such programs falls below our expectations; the impact on energy demand of regional and/or global health related events, including the ongoing COVID-19 pandemic and the responses of governments and the public to the pandemic, including the risk that the amount of demand destruction and/or the length of the decreased demand exceeds or expectations; the possibility that the revolving period and term out period of our credit facility and the maturity date of our senior notes is accelerated, that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to adhere to existing production quotas or agree to new production quotas to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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APPENDIX D

MARKED COPY OF STOCK OPTION PLAN

1.	Purpose of Plan

The purpose of this plan is to aid in attracting, retaining and motivating the directors, officers, employees and other eligible Service Providers of the Obsidian Energy Group in the growth and development of the Obsidian Energy Group by providing them with the opportunity through Options to acquire an increased proprietary interest in the Corporation.

2.	Administration

This Plan shall be administered by the Committee. The Committee shall have full and final discretion to interpret the provisions of this Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Committee shall be binding and conclusive on the Optionees and the Corporation, subject to receipt of securityholder approval if required by any applicable stock exchange.

3.	Granting of Options

The Committee may from time to time designate the directors, officers and employees of, and other eligible Service Providers to, the Obsidian Energy Group to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Section 4 hereof.

4.	Limitations to the Plan

Notwithstanding any other provision of this Plan:

(a)     the maximum number of Common Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time shall be limited to ~~4.25~~9.0% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable (or reserved for issuance) pursuant to all other Security Based Compensation Arrangements;

(b)     the number of Common Shares issuable ~~(or reserved for issuance)~~ to Insiders of the Corporation, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed ~~5~~10.0% of the issued and outstanding Common Shares;

(c)     the number of Common Shares issued to Insiders of the Corporation, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed ~~2~~10.0% of the issued and outstanding Common Shares;

(d)     the average Annual Grant Rate during any three consecutive calendar years (a “Rolling Three Year Period”) shall not exceed 2.0~~% (for greater certainty, the first Rolling Three Year Period will include the 2011, 2012 and 2013 calendar years, the second Rolling Three Year Period will include the 2012, 2013 and 2014 calendar years, and so forth on a rolling three year basis);~~%; and

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~~(e)~~	~~directors of the Corporation who are not also employees of the Corporation shall not be entitled to participate in this Plan.~~

(e)

the aggregate number of Common Shares that may be reserved for issuance pursuant to the exercise of Options granted to Non-Management Directors pursuant to this Plan shall not exceed 1.0% of the Common Shares outstanding from time to time, and the aggregate value of Options granted to any one Non-Management Director during a calendar year shall not exceed $100,000.

For the purposes of this Section 4, any increase in the issued and outstanding Common Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under this Plan.

Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

5.	Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-fifth (1/5) of the total number of Common Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant (computed in each case to the nearest whole Common Share). Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the Option Agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

6.	Option Price

The exercise price of Options granted under the Plan shall be fixed by the Committee when such Options are granted, provided that the exercise price of Options shall not be less than the Market Price of the Common Shares at the time an Option is granted.

7.	Option Terms

The period during which an Option is exercisable shall, subject to the provisions of this Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six (6) years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be six (6) years from the date of grant (the “Termination Date”). In addition, unless the Corporation and an Optionee agree otherwise in an Option Agreement or other written agreement (such as an agreement of employment or consultancy), each Option shall provide that:

(a)     upon the death of the Optionee:

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(i)

the Option shall terminate on the date determined by the Committee, which shall not be more than twelve (12) months from the date of death and, in the absence of any determination to the contrary, will be twelve (12) months from the date of death (subject to earlier termination on the Termination Date); and

(ii)

the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of Option termination shall be all of the Common Shares that may be acquired on exercise of the Options held by such Optionee (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose;

(b)     if the Optionee shall no longer be (x) an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Obsidian Energy Group by reason of termination of the Optionee by the Obsidian Energy Group without cause~~:~~, or (y) a director of the Corporation because the Optionee is removed as a director of the Corporation by the shareholders of the Corporation, is disqualified to serve as a director of the Corporation, or such director’s successor is elected or appointed (unless such director continues to be an officer or employee of, or consultant or other Service Provider to, the Corporation after he or she ceases to be a director):

(i)

the Option shall terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Optionee is terminated by the Obsidian Energy Group or ceases to be a director, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate ninety (90) days following the date that the Optionee is terminated or ceases to be a director (subject to earlier termination on the Termination Date); and

(ii)

the number of Common Shares that the Optionee shall be entitled to purchase until such date of Option termination shall be: (A) the number of Common Shares that the Optionee is entitled to purchase on exercise of vested Options on the date that the Optionee is terminated by the Obsidian Energy Group or ceases to be a director; plus (B) the number of Common Shares that the Optionee is entitled to purchase on exercise of Options that vest following the date that the Optionee is terminated by the Obsidian Energy Group or ceases to be a director and up to and including the first to occur of (I) the 60th day following the date that the Optionee is terminated by the Obsidian Energy Group or ceases to be a director, and (II) the Termination Date;

(c)     if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Obsidian Energy Group by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Optionee to exercise any Options that were vested on the date that the Optionee was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date); and

(d)     if the Optionee shall no longer be ~~an~~a director or officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Obsidian Energy Group by reason of the Optionee’s resignation:

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(i)

the Option shall terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Optionee resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate thirty (30) days following the date that the Optionee resigns (subject to earlier termination on the Termination Date); and

(ii)

the number of Common Shares that the Optionee shall be entitled to purchase until such date of Option termination shall be the number of Common Shares that the Optionee was entitled to purchase on exercise of vested Options on the date that the Optionee resigned~~; and~~.

~~(e)~~

~~if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Obsidian Energy Group by reason of the Optionee’s Retirement, such Optionee’s Options shall remain in full force and effect and, for greater certainty, such Options shall continue to vest in accordance with their terms and shall continue to be exercisable by the Optionee from time to time in accordance with their terms until the Termination Date.~~

If the normal expiry date of any Options falls within any Black-Out Period or within seven (7) business days following the end of any Black-Out Period (the “Restricted Options”), then the expiry date of all Restricted Options shall, without any further action, be extended to the date that is seven (7) business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options as contemplated by paragraph (iii) in Section ~~18~~19 hereof.

This Plan does not confer upon an Optionee any right with respect to continuation of employment by or service provision to any of the entities comprising the Obsidian Energy Group, nor does it interfere in any way with the right of the Optionee or any of the entities comprising the Obsidian Energy Group to terminate the Optionee’s employment or service provision at any time.

8.	Exercise of Option

Subject to the provisions of this Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, and accompanied by payment in full of: (i) the purchase price of the Common Shares then being purchased; and (ii) any amount required to be paid pursuant to Section 20. Notwithstanding the foregoing, the Committee may, in its sole discretion, vary the aforementioned procedure for exercising an Option from time to time.

9.	Cashless Exercise

Subject to the provisions of this Plan, if permitted by the Committee, an Optionee may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. An Option may be exercised pursuant to this Section 9 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the

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Corporation, of a written notice of exercise specifying that the Optionee has elected to make a cashless exercise of such Option and the number of Options to be exercised (provided that the Committee may, in its sole discretion, vary the aforementioned procedure for exercising an Option from time to time). The Corporation will not be required, upon the exercise of any Options pursuant to this Section 9, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, the Corporation will pay to the Optionee within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then Fair Market Value of such fractional interest, provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00. Upon exercise of the foregoing, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the TSX for future issuance under the Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance. Any reference in this Section 9 to the issuance of Common Shares or the payment of cash is subject to compliance with Section 20.

10.	Surrender Offer

An Optionee may make an offer (the “Surrender Offer”) to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed the Fair Market Value of the Common Shares less the exercise price of the Options) specified in the Surrender Offer by the Optionee, and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee. The Corporation may, in its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this Section 10, provided that the Corporation shall be under no obligation, express or implied, to make such election. Any reference in this Section 10 to the payment of cash is subject to compliance with Section 20.

11.	Alterations in Shares

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities or property;

~~then~~subject to any required approval of the TSX, the Board may make such adjustments to this Plan and to any Options outstanding under this Plan, and may make such amendments to any Option Agreements outstanding under this Plan, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees hereunder and\or to provide for the Optionees to receive and accept such other securities or property in lieu of Common Shares, and the Optionees shall be bound by any such determination.

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If the Corporation fixes a record date for a distribution to all or substantially all of the holders of the Common Shares of cash or other assets (other than a dividend in the ordinary course of business), subject to any required approval of the TSX, the Board may, in its sole discretion, but for greater certainty shall not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any Option Agreements outstanding under the Plan to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

12.	Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Sections 13 and 14 apply, if the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of Takeover Bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction the Corporation and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of the Corporation under this Plan and the Option Agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and Option Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Option Agreements and the obligation of the Corporation to the Optionees in respect of the Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Options.

Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a Takeover Bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) the Corporation shall have the right to satisfy any obligations to the Optionee in respect of any Options outstanding by paying to the Optionee, in cash, and as proceeds of disposition for an Optionee’s Options, the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Optionee would be entitled upon exercise of all unexercised Options. The Corporation may, at its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this Section 12, however, the Corporation is under no obligation, express or implied, to make such election. Any determinations as to fair market value of any securities shall be made by the Committee, and any reasonable determination made by the Committee shall be binding and conclusive and, upon payment as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

13.	Acceleration of Vesting

Notwithstanding any other provision in this Plan or the terms of any Option Agreement, if there takes place a Change of Control and within one (1) year of the Change of Control there is an event or events

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that constitute Good Reason for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their employment upon providing the Corporation with two (2) week’s advance written notice (the “Notice”). In the event the Optionee makes such election, all issued and outstanding Options shall be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90th day after the occurrence of such Notice, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Notice takes place.

14.	Change of Control

(a)

In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as this Plan, unless such replacement is not possible or practical, as the Board may, in its sole discretion, determine.

(b)

If such determination is made, the Committee may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that, notwithstanding Section 5 or any Option Agreement, such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control provided that the Committee shall not, in any case, authorize the exercise of Options pursuant to this section beyond the Termination Date of the Options. In the event the Committee accelerates the vesting of outstanding Option pursuant to this Section 14(b):

(i)

All vested Options (including those whose vesting has been accelerated pursuant to this Section 14(b~~),~~)), unless exercised prior to or at the time of the Change of Control, will be purchased by the Corporation or a related entity for an amount per Option equal to the “Change of Control Price” (as defined below) less the applicable ~~Exercise Price~~exercise price (except that where the ~~Exercise Price~~exercise price exceeds the Change of Control Price, the amount per Option for such Options shall be $0.01), as of the date such Change of Control is determined to have occurred or as of such other date prior to the Change of Control as the Committee may determine. For purposes of this paragraph, “Change of Control Price” means the Fair Market Value of a Common Share based on the consideration payable in the Change of Control transaction as determined by the Committee.

(ii)

If, for any reason, the transaction that would result in a Change of Control is not ~~contemplated~~completed, the Committee may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option Agreement, unless such Options have already been exercised.

15.	No Rights as a Shareholder

An Optionee shall have no rights or privileges whatsoever as a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option granted pursuant to this Plan (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Common Shares in respect of which the Optionee shall have exercised the Option to purchase hereunder and which the Optionee shall have actually taken up and paid for in accordance with this Plan (including

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without limitation Section 8 hereof) and in respect of which certificates shall have been issued and delivered.

16.	Regulatory Authorities Approvals

This Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to receipt of such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

17.	Options to Companies

The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either: (i) wholly-owned by any person to whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person’s spouse, minor children and/or minor grandchildren); subject to any requirements of any applicable regulatory authority having jurisdiction.

18.	Option Agreements

An agreement (an “Option Agreement”) will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which Option Agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The Option Agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such Option Agreements may also contain such other provisions as the Committee may determine. In the Committee’s discretion, an Option Agreement may take the form of a physical or electronic notice delivered by the Corporation to the Optionee and setting out the terms of the grant of Options to the Optionee, and the Optionee’s acceptance of such notice shall be deemed to be the agreement of the Optionee to accept the Options so granted based on the terms contained in this Plan and the notice of Option grant. In the event of a conflict between the terms of any Option Agreement and this Plan, the terms of this Plan shall govern.

19.	Amendment or Discontinuance of the Plan

Subject to the restrictions set forth below, the Board may, by resolution, amend or discontinue this Plan and any Option granted under it (together with any related Option Agreement) at any time without shareholder approval; provided however, that without the prior approval of the shareholders of the Corporation (or such other approval as may be required by the TSX or such other stock exchange on which the Common Shares are listed and posted for trading), the Board may not:

(a)	increase the maximum number of Common Shares issuable pursuant to this Plan as specified in paragraph 4(a) hereof;

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(b)	reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof;

(c)	extend the term of an Option beyond the original expiry date of such Option;

(d)

make an amendment to this Plan or an Option that would permit an Optionee to assign or transfer an Option to a new beneficial Optionee, other than for estate settlement purposes in the case of the death of an Optionee;

(e)

make an amendment to this Plan that would add to the categories of persons eligible to participate in this Plan, including to permit ~~non-employee directors to participate in this Plan~~Non-Management Director participation on a discretionary basis;

(f)	make an amendment to this Plan to remove or amend paragraphs 4(a) through 4(e), inclusive, of this Plan; or

(g)	make an amendment to this Plan to remove or amend this Section 19.

Any amendment to this Plan or to outstanding Options that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without the approval of such stock exchange.

The Board may amend or discontinue the Plan or outstanding Options at any time without the consent of an Optionee, provided that such amendment shall not adversely alter or impair any Option previously granted under the Plan, except as otherwise permitted hereunder.

The Committee may amend or terminate this Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

20.	Tax Withholding

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) an Optionee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or exercise of Options granted under this Plan. With respect to required withholding, the Corporation shall have the irrevocable right to (and the Optionee consents to) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Optionee (whether arising pursuant to the Optionee’s relationship as an officer or employee of the Corporation or as a result of the Optionee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Optionee and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the Optionee and which shall be and are authorized to be deducted from

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the proceeds of sale). The Optionee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares. Any reference in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this Section 20.

21.	No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Option outstanding under this Plan, whether arising as a result of the grant or exercise of Options or otherwise. The Corporation and the Committee make no guarantees to any person regarding the tax treatment of an Option or payments made under this Plan and none of the Corporation or any of its directors, officers, employees or representatives shall have any liability to an Optionee with respect thereto.

22.	Cessation of Employment

For the purposes of this Plan and all Option Agreements, unless otherwise provided in the applicable Option Agreement or other written agreement (such as an agreement of employment), subject to the discretion of the Committee, an Optionee shall be deemed to have ceased to be a Service Provider to the Obsidian Energy Group (or any one of the entities comprising such group), and an Optionee shall be deemed to have been terminated or resigned from employment or a consulting arrangement with the Obsidian Energy Group (and each of the entities comprising such group) for the purposes hereof, on the first to occur of (i) the date of such termination or resignation, or (ii) the date (as determined by the Committee) that the Optionee ceases in the active performance of all of the regular duties of the Optionee’s job, which includes the carrying on of all of the usual and customary day to day duties of the job for the normal and scheduled number of hours in each working day; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Obsidian Energy Group (or any one of the entities comprising such group) in respect of such termination of employment or consulting arrangement. For greater certainty, a transfer of the Optionee’s employment or service from one member of the Obsidian Energy Group to another member of the Obsidian Energy Group shall not be deemed to be a cessation of employment or service for the purposes of this Agreement.

Notwithstanding the foregoing paragraph, it shall not be considered a termination of the Service Provider relationship if an Optionee is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of (i) the date when the Leave equals ninety (90) days, and (ii) the date when an Optionee’s right to re-employment shall no longer be guaranteed either by applicable laws or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship shall be deemed to have ceased at the beginning of the Leave. If an Optionee shall take a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Optionee in order to take into account the period of the Leave.

23.	Assignment

Options shall not be assignable by the Optionee either in whole or in part and, upon any purported assignment being made in contravention of the terms hereof, such Options shall become null and void and be of no further force or effect.

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24. Applicable Law

This Plan shall be governed by and administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

25.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively: (a)

“Annual Grant Rate” means the percentage obtained using the following formula:

% = 100 * (X / Y)

where,

X	= the number of Options granted in any calendar year; and

Y	= the weighted average number of Common Shares that are outstanding (on a non-diluted basis) during such calendar year;

~~provided that for the purposes of calculating the Annual Grant Rate for 2011, the Restricted Options issued on January 1, 2011 pursuant to the Conversion shall not be counted in the calculation;~~

(b)

“Black-Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(c)	”Board” means the board of directors of the Corporation as constituted from time to time;

(d)	“business day” means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta are generally not open for business;

(e)	“Change of Control” means:

(i)	a successful Takeover Bid; or

(ii)	(A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I)	a person or group of persons “acting jointly or in concert” (within the meaning of ~~MI~~NI 62-104); or

(II)	an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and

(B)	members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease

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to constitute a majority of the Board at any time within sixty days of such change; or

(iii)

the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (e)(ii) above was applicable to the transaction); or

(iv)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;

(f)

“Common Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(g)	“Committee” means a committee of the Board comprised of one or more directors appointed from time to time by the Board to administer this Plan or, if no such committee is appointed, the Board;

~~(h)~~

~~“Conversion” means the series of transactions completed by Obsidian Energy Energy Trust, a predecessor of the Corporation and certain of their affiliates on January 1, 2011 by way of plan of arrangement, pursuant to which Obsidian Energy Energy Trust was converted into the Corporation, all as more particularly described in the information circular and proxy statement of Obsidian Energy Energy Trust dated November 10, 2010;~~

~~(i)~~(h)	“Corporation” means Obsidian Energy Ltd., and includes any successor corporation thereof;

~~(j)~~(i)

“Fair Market Value” with respect to a Common Share, as at any date, means the weighted average of the prices at which the Common Shares traded on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time, acting reasonably and in good faith;

~~(k)~~(j)

“Good Reason” shall mean any adverse change by the Corporation and without the agreement of the Optionee in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Optionee, taken as a whole, are not at least substantially

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equivalent to those assigned to the Optionee immediately prior to such change or series of changes;

~~(l)~~(k)	“Insider”, “associate” and “affiliate” each have the meaning ascribed thereto in Part I of the Company Manual of the TSX, as amended from time to time;

~~(m)~~(l)

“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the time of grant (or for the purposes of Section 9, the time of exercise), calculated by dividing the total value by the total volume of Common Shares traded for the five trading-day period;

~~(n)~~(m) “~~MI~~NI 62-104” means ~~Multilateral~~National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time;

(n)	“Non-Management Director” means a director of the Corporation who is not also an employee of the Corporation or a member of the Obsidian Energy Group;

(o)	“Option” means an option to purchase Common Shares granted pursuant to the provisions hereof;

(p)	”Option Agreement” has the meaning ascribed thereto in Section 18 hereof;

(q)	“Optionees” means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(r)

“Obsidian Energy Group” means, collectively, the Corporation, any entity that is a Subsidiary or an affiliate of the Corporation from time to time, and any other entity designated by the Board from time to time as a member of the Obsidian Energy Group for the purposes of this Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities);

(s)	“Plan” means this stock option plan of the Corporation, as the same may be amended or amended and restated from time to time;

~~(t)~~	~~“Restricted Options” has the meaning ascribed thereto in the information circular and proxy statement of Obsidian Energy Energy Trust dated November 10, 2010;~~

~~(u)~~	~~“Retirement” means:~~

~~(i)~~

~~retirement from active employment or consultancy with the Obsidian Energy Group at or after age 60, provided that the Optionee must have (A) provided continuous services to the Obsidian Energy Group for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with the Corporation that is acceptable to the Corporation; or~~

~~(ii)~~

~~retirement from active employment or consultancy with the Obsidian Energy Group in circumstances where the Optionee has not reached the age of 60, but where the Optionee’s age plus the Optionee’s full years of service with the Obsidian Energy Group equals at least 70, provided that the Optionee must~~

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~~have (A) provided continuous services to the Obsidian Energy Group for a minimum of fifteen (15) years at the time of retirement and be at least age 55, and (B) the Optionee has entered into a written agreement in respect of such retirement with the Corporation that is acceptable to the Corporation; or~~

~~(iii)~~	~~such other meaning as the Committee or the Board shall determine from time to time, in its sole discretion;~~

~~provided that, for greater certainty, Retirement shall not include any of the events described in paragraphs 7(a), (b), (c) or (d);~~

~~(v)~~(t)	“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

~~(w)~~(u)

“Service Provider” means ~~an~~a director, officer or employee of, or a person or company engaged by, one or more of the entities comprising the Obsidian Energy Group to provide services for an initial, renewable or extended period intended to be twelve months or more; ~~and for greater certainty shall not include a non-employee director of any such entity;~~

~~(x)~~(v)	“Subsidiary” has the meaning ascribed there in the Securities Act (Alberta);

~~(y)~~(w)

“Takeover Bid” means a “take-over bid” as defined in ~~MI~~NI 62-104, pursuant to which the “offeror” would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Shares; and

~~(z)~~(x)	“TSX” means the Toronto Stock Exchange.

26.	Effective Time

This Plan shall be effective as of January 1, 2011, as amended and restated as of June 5, 2013, March 9, 2016 ~~and,~~ May 9, 2016~~.~~ [and July 30, 2020].

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APPENDIX E

MARKED COPY OF RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

Originally dated as of September 24, 2009, as amended and restated as of January 1, 2011, March 6, 2014, March 11, 2015, March 9, 2016 ~~and,~~ June 26, 2017~~.~~ [and July 30, 2020].

The board of directors of Obsidian Energy Ltd. (the “Corporation”) has adopted this Restricted and Performance Share Unit Plan (the “Plan”) governing the grant of Share Unit Awards (as defined herein) to Service Providers (as defined herein) to the Corporation and its Affiliates (as defined herein).

1.	Purposes and Background

The principal purposes of the Plan are as follows:

(a)	to incentivize, retain and attract qualified Service Providers that the Corporation and its Affiliates require;

(b)

to align the interests of the Service Providers with the interests of the Shareholders by (i) providing Service Providers with an element of compensation that is based on the market performance of the Shares and the amount of Dividends paid on such Shares, and (ii) providing Service Providers with a means to accumulate a financial interest in the Corporation; and

(c)

to promote a proprietary interest in the Corporation by such Service Providers and to encourage such persons to remain in the employ or service of the Corporation and its Affiliates and put forth maximum efforts for the success of the business and affairs of the Corporation and its Affiliates.

2.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)

“Adjustment Ratio” means, with respect to any Share Unit Award, the ratio used to adjust the number of Shares underlying such Share Unit Award and issuable on the applicable Payment Date, subject to and in accordance with the terms of the Plan; and, in respect of each Share Unit Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted on a compounding basis thereafter by increasing the Adjustment Ratio on each Dividend Payment Date that occurs between the Grant Date and the Payment Date, as applicable, effective on the day following the corresponding Dividend Record Date, by an amount, rounded to the nearest six decimal places, equal to a fraction having as its numerator the value of the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Fair Market Value of the Shares on that Dividend Payment Date;

(b)

“Administrator” means the Board, provided that if the Board delegates some or all of its administrative responsibilities under this Plan to a committee of the Board or one of its members pursuant to Section 3, then “Administrator” shall refer to such committee of the Board or Board member, where applicable;

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(c)

“Affiliate” means a corporation, partnership or trust that is affiliated with the Corporation (within the meaning of the Securities Act (Alberta)), and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;

(d)	“Black-Out Period” means a period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation;

(e)	“Board” means the board of directors of the Corporation as it may be constituted from time to time;

(f)

“Cessation Date” means, in respect of a Service Provider: (i) the date of the termination of, or the resignation from, active employment with or consultancy to the Corporation or an Affiliate, as the case may be, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider; or (ii) the date of the Service Provider’s death. For greater certainty, a transfer of employment or consultancy between the Corporation and an Affiliate or between Affiliates shall not be considered an interruption or termination of the employment or consultancy of a Service Provider for any purpose of this Plan, unless otherwise determined by the Administrator;

(g)	“Change of Control” means:

(i)	a successful Takeover Bid; or

(ii)	(A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I)	a person or group of persons “acting jointly or in concert” (within the meaning of NI 62-104); or

(II)	an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and

(B)

members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

(iii)

the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such

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that the transaction would not be considered a “Change of Control” if paragraph (g)(ii) above was applicable to the transaction); or

(iv)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;

(h)	“Continuing Entity” has the meaning set forth in Section 7 hereof;

(i)

“Corporate Performance Measures” for any Performance Period, means the performance measures to be taken into consideration in granting PSU Awards and determining the Payout Multiplier in respect of any PSU Award, which may include, without limitation, the following:

(i)	Relative Total Shareholder Return;

(ii)	recycle ratio;

(iii)	activities related to the growth of the Corporation;

(iv)	average production volumes of the Corporation;

(v)	unit costs of production of the Corporation;

(vi)	total proved reserves (on a net basis) of the Corporation;

(vii)	key leading and lagging indicators of health, safety and environmental performance of the Corporation;

(viii)	the execution of the Corporation’s strategic plan as determined by the Administrator; and

(ix)	such additional or alternative measures as the Administrator, in its sole discretion, shall consider appropriate in the circumstances.

(j)

“Dividend” means a dividend declared and paid by the Corporation in respect of the Shares, whether payable in cash, Shares of other securities or other property, expressed as an amount per Share in Canadian dollars;

(k)	“Dividend Payment Date” means any date that a Dividend is paid to Shareholders;

(l)	“Dividend Record Date” means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(m)	“Exchange” means the Toronto Stock Exchange;

(n)	“Expiry Date” has the meaning set forth in Subsection 6(c)(iv) hereof;

(o)

“Fair Market Value” with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one

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stock exchange, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Administrator in its sole discretion, acting reasonably) for the five Trading Days immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Administrator in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Administrator from time to time acting reasonably and in good faith;

(p)

“Good Reason” shall mean any adverse change by the Corporation, on or following a Change of Control, without the agreement of a Grantee, in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Grantee, taken as a whole, are not at least substantially equivalent to those assigned to the Grantee immediately prior to such change or series of changes

(q)	“Grant Date” means the date on which a Share Unit Award is granted;

(r)	“Grantee” has the meaning set forth in Section 4 hereof;

(s)	“Insider” means an insider of the Corporation, as defined in the applicable rules of the Exchange for this purpose;

(t)

“Leave of Absence” means a period of time during which a Service Provider continues to be a Service Provider notwithstanding that the Service Provider is not actively providing employment or other services to the Corporation or an Affiliate (including, without limitation, a Service Provider on a parental leave, an educational leave or a medical leave (and whether paid or unpaid)), and which period of time is designated as a “Leave of Absence” by the Administrator (in its sole and absolute discretion), provided however that such period of time must be in excess of 90 days to qualify as a Leave of Absence for the purposes of this Plan;

(u)

“Leave Ratio” means, with respect to any Share Unit Award, the ratio used to adjust the notional number of Shares to be issued on the applicable Payment Date pertaining to such Share Unit Award for periods of time that the Grantee of such Share Unit Award is on a Leave of Absence and, shall be an amount, rounded to the nearest six decimal places, equal to a fraction having as its numerator the total number of days between the date of grant of such Share Unit Award and the RSU Vesting Date or PSU Vesting Date, as applicable, that the Grantee has not been on a Leave of Absence (provided for clarity, that the first 90 days of a Leave of Absence shall be excluded from the numbers of days in the calculation), and having as its denominator, the total number of days between the Grant Date and the RSU Vesting Date or PSU Vesting Date, as applicable;

(v)	“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time;

(w)	“Non-Management Director” means a director of the Corporation who is not also an employee of the Corporation or any Affiliate of the Corporation;

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~~(x)~~	~~“Option Plan” means the Corporation’s stock option plan, as amended from time to time;~~

~~(y)~~(x)

“Payment Date” means, with respect to any Share Unit Award, the date upon which the Corporation shall pay cash or issue Shares to the Grantee as payment of all or a portion of the Settlement Amount to which the Grantee is entitled pursuant to such Share Unit Award in accordance with the terms hereof;

~~(z)~~(y)	“Payout Multiplier” means a number ranging from a minimum of zero (0) to a maximum of two (2);

~~(aa)~~(z)	“Performance Group” means, generally, public North American oil and gas issuers that are competitors of the Corporation;

~~(bb)~~(aa)

“Performance Period” means the period as designated by the Administrator applicable to a PSU Award made hereunder, subject to adjustment or modification pursuant to the terms and conditions of the Plan;

~~(cc)~~(bb)

“PSU Award” means an award under the Plan designated as a “PSU Award”, pursuant to which a cash payment shall be made or Shares shall be issued to the Grantee on the applicable Payment Date(s), determined subject to and in accordance with the terms and conditions of the Plan and which shall, unless otherwise determined by the Administrator, initially represent one notional Share;

~~(dd)~~(cc)

“PSU Vesting Date” means the date on which a PSU Award, or portion thereof, vests and becomes payable to a Grantee pursuant to the terms of Subsection 6(c)(ii) hereof, except as otherwise contemplated in the Plan;

~~(ee)~~(dd)

“Relative Total Shareholder Return” means the percentile rank, expressed as a whole number, of the Corporation’s Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of the Performance Group during the applicable Performance Period;

~~(ff)~~(ee)

“RSU Award” means an award under the Plan designated as a “RSU Award”, pursuant to which a payment shall be made or Shares shall be issued to the Grantee on the applicable Payment Date(s), determined subject to and in accordance with the terms and conditions of the Plan and which shall, unless otherwise determined by the Board, initially represent one notional Share;

~~(gg)~~(ff)

“RSU Vesting Date” means the date on which an RSU Award, or portion thereof, vests and becomes payable to a Grantee pursuant to the terms of the Plan as set forth in Subsection 6(c)(i) hereof, except as otherwise contemplated in the Plan;

~~(hh)~~(gg)

“Security Based Compensation Arrangement” has the meaning ascribed thereto in Part VI of the Company Manual of the Exchange, as amended from time to time~~, and as of the date hereof includes any incentive plan, option, option plan, restricted share award plan or employee share purchase plan where the Corporation provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism, which in each case involves the issuance or potential issuance of securities from the Corporation’s treasury, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation~~

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~~arrangements which do not involve the issuance or potential issuance of securities from the Corporation’s treasury;~~ ;

~~(ii)~~(hh)

“Service Providers” means full-time or part-time employees and consultants of the Corporation and its Affiliates who are designated by the Administrator from time to time as eligible to participate in this Plan; for greater certainty, Non-Management Directors shall not be eligible to participate in this Plan;

~~(jj)~~(ii) “Settlement Amount” has the meaning ascribed thereto in Section 6(d)(i);

~~(kk)~~(jj) “Share Unit Award” means an RSU Award or PSU Award, as applicable, made pursuant to the Plan;

~~(ll)~~(kk)

“Share Unit Award Agreement” means a written agreement between the Corporation and the Grantee or an award letter or other confirmation from the Corporation evidencing a grant of RSU Awards or PSU Awards made pursuant to the Plan;

~~(mm)~~(ll) “Shareholder” means a holder of Shares;

~~(nn)~~(mm)

“Shares” means common shares in the capital of the Corporation or, in the event of an adjustment contemplated by Section 7, such other securities resulting from such adjustment, and includes any securities of the Continuing Entity;

~~(oo)~~(nn) “Subsidiary” has the meaning ascribed there in the Securities Act (Alberta);

~~(pp)~~(oo)

“Takeover Bid” means a “take-over bid” as defined in NI 62-104, pursuant to which the “offeror” would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares;

~~(qq)~~(pp)

“Total Shareholder Return” means, with respect to any Performance Period, the total return to shareholders on Shares calculated using cumulative Dividends or other distributions on a reinvested basis (as such Dividends or other distributions occur) and the change in the trading price of the Shares on the Exchange over such period; and

~~(rr)~~(qq)

“Trading Day” means a day on which the Shares trade on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion).

3.	Administration

Subject to Section 10 hereof, the Administrator shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation, the authority to:

(a)	determine the Fair Market Value of the Shares on any date in accordance with the definition of Fair Market Value contained herein;

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(b)	determine the Service Providers to whom, and the time or times at which, Share Unit Awards shall be granted;

(c)	determine the number of Share Unit Awards granted to each Service Provider, if any, and to grant Share Unit Awards;

(d)	prescribe, amend and rescind rules and regulations governing the operation of this Plan;

(e)

interpret and construe this Plan and to determine all questions arising out of this Plan and any Share Unit Award granted pursuant to this Plan (and any such interpretation, construction or determination made by the Administrator shall be final, binding and conclusive for all purposes on the Corporation and the Grantee);

(f)

determine the terms and conditions of Share Unit Award Agreements (which need not be identical) entered into in connection with the grant of Share Unit Awards and the form of documents or processes in respect of the payment of Share Unit Awards;

(g)	determine whether payment of vested Share Unit Awards are to be made in cash or Shares;

(h)	determine the Payment Date with respect to any Share Unit Award, subject to the provisions of this Plan;

(i)	determine the number of Shares to be referenced by each Share Unit Award;

(j)	determine all matters relating to the determination of the Performance Group (if any), the Performance Period and the Payout Multiplier to be applied to any grant of PSU Awards from time to time;

(k)	determine whether any vesting criteria shall apply to any particular Share Unit Award and, if so, to determine such vesting criteria; and

(l)	make all other determinations deemed necessary or advisable for the administration of this Plan.

The Administrator may delegate to one or more persons (including without limitation any committee of the Board or Board member) such administrative duties as it may deem advisable, and the Administrator or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility that the Administrator or such person may have under this Plan.

For greater certainty, and without limiting the discretion conferred on the Administrator pursuant to this Section 3, the Administrator’s decision to approve the grant of a Share Unit Award in any period to a Service Provider shall not require the Administrator to approve the grant of a Share Unit Award to any Service Provider in any other period; nor shall the Administrator’s decision with respect to the size or terms and conditions of a Share Unit Award in any period require it to approve the grant of a Share Unit Awards of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period; nor shall the Administrator’s determination to pay the Settlement Amount in respect of a particular Share Unit Award in cash or Shares, as the case may be, require the Administrator to determine that the same form of payment must be made in respect of any other Share

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Unit Award. The Administrator shall not be precluded from approving the grant of a Share Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Share Unit Award under this Plan or any other similar compensation arrangement of the Corporation or an Affiliate. No Service Provider has any claim or right to be granted a Share Unit Award.

4.	Eligibility and Award Determination

Share Unit Awards may be granted by the Administrator from time to time, at its sole discretion, to Service Providers; provided, however, that the participation of a Service Provider in the Plan is voluntary. In determining the Service Providers to whom Share Unit Awards may be granted (“Grantees”) and the number of Share Unit Awards granted to a Service Provider, the Administrator may take into account such factors as it shall determine in its sole and absolute discretion including, if so determined by the Administrator, any one or more of the following factors:

(a)	compensation data obtained in respect of the Corporation’s peer group (as determined by the Administrator in its sole discretion) for positions that are comparable to those held by a Grantee;

(b)	the duties, responsibilities, position and seniority of a Grantee;

(c)	the individual contributions and potential contributions of a Grantee to the success of the Corporation;

(d)	any cash bonus payments paid or to be paid to a Grantee in respect of his or her individual contributions and potential contributions to the success of the Corporation;

(e)	the Fair Market Value of the Shares at the time of the grant of any Share Unit Awards; and

(f)	such other factors as the Administrator shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Plan.

5.	Shares Subject to the Plan

Notwithstanding any other provision of this Plan:

(a)

the number of Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Share Unit Awards under this Plan shall not exceed ~~3.9~~4.5% of the aggregate number of issued and outstanding Shares;

(b)

the number of Shares ~~issued~~issuable to Insiders of the Corporation, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Shares; and

(c)

the number of Shares ~~issuable~~issued to Insiders of the Corporation, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Shares.

For the purposes of this Plan, any increase in the issued and outstanding Shares will result in an increase in the number of Shares that are available to be issued under the Plan pursuant to Subsection 5(a).

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Following the settlement, exercise, expiration, cancellation or other termination of any Share Unit Awards under the Plan (regardless of the form of payment in respect thereof), a number of Shares equal to the notional number of Shares underlying the Share Unit Awards so settled, exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Share Unit Awards that may subsequently be granted under the Plan.

6.	Terms and Conditions of Share Unit Awards

Each Share Unit Award granted under this Plan shall be subject to the terms and conditions of this Plan and evidenced by a Share Unit Award Agreement, which agreement shall comply with, and be subject to, the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Administrator, in its sole discretion, shall establish):

(a)

Number and Type of Share Unit Awards – The Administrator shall determine (in accordance with the provisions set forth in Section 4 of this Plan) the number of Share Unit Awards to be granted to each Grantee and shall designate such award as either a “RSU Award” or a “PSU Award”, as applicable, in the Share Unit Award Agreement relating thereto. Notwithstanding the foregoing, Share Unit Awards shall not be granted during a Black-Out Period.

(b)

PSU Award Payout Multiplier – The Board shall specify the criteria required to assess the performance of the Corporation during a Performance Period at the time that PSU Awards are granted (which criteria may vary for different grants of PSU Awards), including without limitation:

(i)	the Corporate Performance Measure(s);

(ii)	the members of the Performance Group (if any); and

(iii)	the calculation methodology used to determine the Payout Multiple based on the performance ranking of the Corporation.

Once a Performance Group (if any) has been determined for a particular Performance Period, it cannot be amended, provided that if during a Performance Period one of the entities comprising the Performance Group: (i) ceases to exist; (ii) ceases to be a publicly listed entity; or (iii) otherwise, in the opinion of the Board having regard to the principal purposes of the Plan, ceases to be an appropriate member of the Performance Group; it may be removed from the Performance Group by the Board.

(c)	Vesting Dates, Payment Dates and Adjustment of Share Unit Awards

(i)

RSU Awards – Subject to the remainder of this Section 6 (and subject to the Administrator’s determination, in its absolute and sole discretion, to establish a vesting schedule other than the vesting schedules identified below, provided that such alternative vesting schedule complies with the other terms and conditions of this Plan), the RSU Vesting Date for a particular RSU Award shall be as follows:

A.	as to one-third of the RSU Awards granted, on the first anniversary of the Grant Date;

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B.	as to one-third of the RSU Awards granted, on the second anniversary of the Grant Date; and

C.	as to the remaining one-third of the RSU Awards granted, on the third anniversary of the Grant Date.

Subject to the remainder of this Section 6 and unless otherwise determined by the Administrator at the time of grant, the Payment Date for an RSU Award shall be as soon as practicable following the RSU Vesting Date, and in any event within 30 days of the RSU Vesting Date. Payment for a vested RSU Award shall be made by the Corporation to the Grantee on the corresponding Payment Date in accordance with Subsection 6(d) hereof.

(ii)

PSU Awards – Subject to the remainder of this Section 6 (and subject to the Administrator’s determination, in its absolute and sole discretion, to establish a vesting schedule other than the vesting schedules identified below, provided that such alternative vesting schedule complies with the other terms and conditions of this Plan), the PSU Vesting Date for a particular PSU Award shall be the date that is the later of:

A.	the date of completion of the Performance Period applicable to such PSU Award; and

B.	the third anniversary of the Grant Date of such PSU Award.

Subject to the remainder of this Section 6 and unless otherwise determined by the Administrator at the time of grant, the Payment Date for a PSU Award shall be as soon as practicable following the PSU Vesting Date, and in any event within 90 days of the PSU Vesting Date. Payment for a vested PSU Award shall be made by the Corporation to the Grantee on the corresponding Payment Date in accordance with Subsection 6(d) hereof.

(iii)	Adjustment of Share Unit Awards – Immediately prior to each Payment Date, the number of Shares notionally underlying a Share Unit Award shall be adjusted by multiplying such number by:

A.	the Leave Ratio applicable in respect of such Share Unit Award;

B.	the Adjustment Ratio applicable in respect of such Share Unit Award; and

C.	the Payout Multiplier applicable to such Share Unit Award, in the case of a PSU Award;

provided however, that:

D.

if a Grantee has been on a Leave of Absence at any time since the Grant Date in respect of such Share Unit Award, the Adjustment Ratio shall not be adjusted for any Dividends paid during the period of such Leave of Absence; and

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E.

subject to any required approvals that may be required by the Exchange and notwithstanding any other provision of this Plan, the Board hereby reserves the right to make any additional adjustments to the number of Shares notionally underlying any Share Unit Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan and terms of the Share Unit Award.

(iv)

Final Payment Date – Notwithstanding any other provision of this Plan to the contrary, for greater certainty, no term or condition of a grant of Share Unit Awards hereunder or any Share Unit Award Agreement may have the effect of causing the payment or issuance of Shares pursuant to any RSU Award or PSU Award under the Plan to a Grantee in satisfaction of such Grantee’s RSU Awards or PSU Awards under the Plan (or any portion thereof) to occur after December 31st in the third (3rd) calendar year following the calendar year in respect of which such Share Unit Awards were granted (the “Expiry Date”).

(d)	Payment for Vested Share Unit Awards

(i)

The Corporation shall satisfy all amounts owing or payable to a Grantee in respect a Share Unit Award that has vested and become payable pursuant to this Plan by, at the option of the Board, in its sole discretion, any of the following methods or by a combination thereof: (i) paying to the Grantee, on the applicable Payment Date, an amount in cash equal to the Fair Market Value of the Shares notionally underlying such Share Unit Awards; or (ii) issuing to the Grantee on the Payment Date the number of fully paid and non assessable Shares notionally underlying such Share Unit Awards, in each case as adjusted in accordance with the relevant provisions set forth in Subsection 6(c) (the “Settlement Amount”), in consideration for the deemed surrender by the Grantee to the Corporation of such vested Share Unit Awards. On the applicable Payment Date, the Corporation shall cause a cash payment to be made to the Grantee (or as the Grantee may direct) or a certificate representing the Shares to be issued in the name of the Grantee (or as the Grantee may direct) as payment of the Settlement Amount and such Share Unit Awards in respect of which such payment or issuance has been made shall be deemed to be cancelled. The Corporation shall not be required to determine whether the payment method shall take the form of cash or Shares until the Payment Date, or some reasonable time prior thereto. A holder of a Share Unit Award shall not have any right to demand the form of payment in respect of the Settlement Amount, at any time. Notwithstanding any election by the Corporation to settle any Settlement Amount, or portion thereof, in cash or Shares, the Corporation reserves the right to change its election in respect thereof at any time up until payment is actually made, and the holder of such Share Unit Award shall not have the right, at any time to enforce settlement in any particular form of payment.

If the Board determines to issue Shares as payment for the Settlement Amount, the Shares shall be issued from treasury or, at the option of the Board, acquired on the Exchange, or a combination thereof.

(ii)	The Corporation (or other Affiliate) shall be entitled to withhold from the Settlement Amount (whether the Grantee receives cash or Shares as payment of the Settlement

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Amount) all amounts as may be required by law and in the manner contemplated by Section 8 hereof.

(iii)

In the event of a payment of Shares where the Grantee is due to receive a fractional numbers of Shares, subject to the discretion of the Administrator, the Corporation will round the Share payment to the nearest whole number of Shares.

(iv)

Notwithstanding any of the foregoing, if the Payment Date occurs during a Black-out Period applicable to the relevant Grantee, then the Payment Date shall not occur until the date that is the sixth business day after the expiry of the Black-out Period, unless such extension would cause the Payment Date to extend beyond the Expiry Date, in which case (A) the Payment Date shall remain on the Expiry Date, (B) the payment of the Settlement Amount shall be made by a cash payment and not Shares (and, for greater certainty, the Corporation shall not have any right to pay the Settlement Amount in whole or in part in Shares notwithstanding any other provision of this Plan or any Share Unit Award Agreement), and (C) the Fair Market Value utilized in determining the Settlement Amount in respect of such Payment Date shall be the lesser of the Fair Market Value determined based on: (i) the Trading Day immediately prior to the commencement of such Black-Out Period; and (ii) the Trading Day immediately prior to the Expiry Date.

(e)

Termination of Relationship as Service Provider – Unless otherwise determined by the Administrator (in its sole and absolute discretion) or unless otherwise provided in an Share Unit Award Agreement pertaining to a particular Share Unit Award or any written employment or consulting agreement governing a Grantee’s role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider.

(i)

Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date, all outstanding Share Unit Awards and the Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.

(ii)

Termination not for cause – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the date which is 90 days following the Cessation Date, and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Unit Awards and the Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.

(iii)

Voluntary Resignation – If a Grantee voluntarily ceases to be a Service Provider for any reason other than such Grantee’s death, effective as of the Cessation Date, all outstanding Share Unit Awards and Share Unit Award Agreements under which such Share Unit Awards have been granted to such Grantee shall be terminated, and all rights

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to receive cash or Share payments thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any compensation in lieu thereof thereafter.

(iv)

Death – If a Grantee ceases to be a Service Provider as a result of such Grantee’s death, the vesting date for all Share Unit Awards granted to such Grantee under any outstanding Share Unit Award Agreements shall be effective as of the Cessation Date, and the Payout Multiplier applicable to any PSU Awards held by the Grantee at the time of death shall be determined by the Administrator.

(f)

Effect of Certain Changes – In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, recapitalization or a similar transaction; (ii) that any rights are granted to Shareholders to purchase Shares at prices substantially below Fair Market Value; or (iii) that, as a result of any recapitalization, amalgamation, merger, arrangement or other transaction (including, without limitation, a change of the legal structure of the Corporation from a corporation to another form of legal entity), the Shares are converted into or exchangeable for any other securities; and such event does not constitute a transaction for the purposes of Section 7, then in any such case the Board may, subject to obtaining any required approvals that the Exchange may require, make such adjustments to the Plan, to any Share Unit Awards outstanding under the Plan, and to any Share Unit Award Agreements governing such outstanding Share Unit Awards, as the Board may, in its sole and absolute discretion, acting reasonably, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

(g)

Change of Control – Notwithstanding Subsection 6(e)(i) or (ii) hereof, in the event of any Change of Control of the Corporation prior to the Payment Date or Payment Dates, and regardless of whether or not a Grantee is on a Leave of Absence if:

(i)

a Grantee is terminated without cause in connection with such Change of Control or within the six (6) months following a Change of Control, the Payment Date or Payment Dates for all Share Unit Awards held by the Grantee regardless of whether the vesting date has occurred, as applicable, shall be the Cessation Date and the Payout Multiplier applicable to any PSU Awards shall be determined by the Board, acting reasonably;

(ii)

within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events which constitute Good Reason, the Payment Date or Payment Dates for all Share Unit Awards held by the Grantee regardless of whether the vesting date has occurred, as applicable, shall be the Cessation Date and the Payout Multiplier applicable to any PSU Awards shall be determined by the Board, acting reasonably.

7.	Business Combination and Certain Adjustments

Subject to Subsection 6(g), if the Corporation enters into any transaction or series of transactions, whereby the Corporation or all or substantially all of the Shares of the Corporation or all or substantially all of the Corporation’s property or assets become the property of any other trust, body corporate, partnership or other person (a “Continuing Entity”) whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction(s) the Corporation and the Continuing Entity shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction(s) the Continuing Entity will have assumed all the

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covenants and obligations of the Corporation under this Plan and the Share Unit Awards and Share Unit Award Agreements outstanding on consummation of such transaction(s) in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the ability to receive shares, securities or other property of the Continuing Entity on the Payment Date(s) applicable to such Share Unit Awards and adjusted appropriately to give effect to such transaction(s) and which shares, securities or other property of the Continuing Entity the Grantee shall accept in lieu of cash or Shares), and subject to compliance with this Section 7, any such Continuing Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Plan and such Share Unit Award Agreements with the same effect as though the Continuing Entity had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Share Unit Award Agreements and the obligation of the Corporation to the Grantees in respect of the Share Unit Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof.

8.	Taxes

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of vesting or payment) a Grantee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or vesting of Share Unit Awards granted under this Plan. With respect to required withholding, the Corporation shall have the irrevocable right to (and the Grantee consents to): (i) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Grantee (whether arising pursuant to the Grantee’s relationship as an officer or employee of the Corporation or as a result of the Grantee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Grantee and the Corporation; and/or (ii) where the Corporation has elected to issue Shares to the Grantee, withhold from the Shares otherwise due to the Grantee such number of Shares as the Corporation determines are required to be sold by the Corporation, as trustee, to satisfy the total withholding tax obligation (net of selling costs), and the Grantee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Shares. Any reference in this Plan to a payment of cash or Shares is expressly subject to this Section 8.

Grantees (or their beneficiaries) shall be responsible for all taxes with respect to any Share Unit Awards outstanding under this Plan, whether arising as a result of the grant or vesting of Share Unit Awards or otherwise. The Corporation and the Administrator make no guarantees to any person regarding the tax treatment of a Share Unit Award or payments made under this Plan and none of the Corporation or any of its directors, officers, employees or representatives shall have any liability to a Grantee with respect thereto.

9.	Non-Transferability

Subject to Subsection 6(e)(iv), the right to receive Shares pursuant to a Share Unit Award granted to a Grantee is personal to such Grantee and is non-transferable and non-assignable. Unless otherwise permitted by this Plan, no assignment, sale, transfer, pledge or charge of a Share Unit Award, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and

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distribution), vests any interest or right in such Share Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge a Share Unit Award, such Share Unit Award shall terminate and be of no further force or effect.

10.	Amendment and Termination of Plan

(a)

Subject to Subsections 10(b) and (c), the Corporation retains the right by resolution of the Board, at any time and from time to time, without the approval of the Shareholders or any other voting securities of the Corporation, to suspend, discontinue or amend the Plan or a Share Unit Award made thereunder.

(b)

Notwithstanding Subsection 10(a), the Board may not, without the approval of the Shareholders to be received in such manner as may be required by the policies of the Exchange, amend the Plan or a Share Unit Award to:

(i)	increase the percentage of the issued and outstanding Shares that are available to be issued pursuant to granted and outstanding Share Unit Awards at any time pursuant to Subsection 5(a);

(ii)	increase the number of Shares that may be issued to Insiders of the Corporation above the restrictions contained in Subsections 5(b) and 5(c);

(iii)	permit Non-Management Directors to be Service Providers or in any other way permit Non-Management Directors to become eligible to receive Share Unit Awards under the Plan;

(iv)	extend the Expiry Date of any Share Unit Award granted under the Plan;

(v)	permit the transfer or assignment of Share Unit Awards, except in the case of death of a Grantee; or

(vi)	make any amendments to this Section 10.

(c)

Notwithstanding Subsection 10(a), unless a holder of Share Unit Awards otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Share Unit Awards in a manner that would adversely alter or impair any Share Unit Award previously granted to a Grantee under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to a Share Unit Award shall apply only in respect of Share Unit Awards granted on or after the date of such suspension, discontinuance or amendment. No suspension, discontinuance or amendment of the Plan or amendment of a Share Unit Award may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Share Unit Award or the Corporation is now or may hereafter be subject.

11.	Miscellaneous

(a)	Effect of Headings – The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

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(b)

Non-Exclusivity – Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Service Provider, subject to any required regulatory, Exchange or Shareholder approval.

(c)

Unfunded Plan – To the extent any individual holds any rights under the Plan, such rights shall be no greater than the rights of an unsecured general creditor of the Corporation, unless otherwise determined by the Board.

(d)

Compliance with Legal Requirements – The Corporation may, in its sole discretion, postpone the issuance or delivery of any Shares that it elects to issue as payment for any Share Unit Awards as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of a cash payment or Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares awarded under the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Share Unit Awards hereunder in accordance with any such requirements.

(e)

No Right to Continued Employment – Nothing in this Plan or in any Share Unit Award Agreement entered into pursuant hereto shall: (i) confer upon any Grantee the right to continue in the employ or service of the Corporation or any Affiliate or the right to be entitled to any remuneration or benefits not set forth in this Plan or a Share Unit Award Agreement; or (ii) interfere with or limit in any way the right of the Corporation or any Affiliate to terminate the Grantee’s employment or service arrangement with the Corporation or any Affiliate.

(f)

No Rights as a Shareholder – Until Shares have actually been issued in accordance with the terms of this Plan, the Grantee to whom a Share Unit Award has been made shall not possess any incidents of ownership of such Shares including, for greater certainty and without limitation, the right to receive Dividends on such Shares and the right to exercise voting rights in respect of such Shares. Such Grantee shall only be considered a Shareholder in respect of such Shares when such issuance has been entered on the records of the duly authorized transfer agent of the Corporation.

(g)	No Liability – The Corporation shall not be liable to any Grantee for any loss resulting from a decline in the market value of any Shares.

(h)	Expenses – Other than pursuant to Section 8, all expenses in connection with the Plan shall be borne by the Corporation.

(i)

Grantee Information – Each Grantee shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Grantee acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Board or its appointed administrator and other third parties in connection with the administration of the Plan. Each Grantee consents to such disclosure and authorizes the Corporation to make such disclosure on the Grantee’s behalf.

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12.	Governing Law

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

13.	Invalidity

If any provision of this Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

14.	Effective Date

This Plan is effective as of September 24, 2009, except for the amendments to this Plan made as of January 1, 2011, March 6, 2014, March 11, 2015, March 9, 2016 ~~and~~, June 26, 2017 [and July 30, 2020] which are effective as of such dates.

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